Exhibit 99.1

2009 MANAGEMENT PROXY CIRCULAR

TRANSPARENT

nexen

NEXEN INC. 2009 MANAGEMENT PROXY CIRCULAR

Our vision is to be the pre-eminent global independent energy producer based in North America. Our board and management are responsible for linking this vision with a sound strategy based on good governance and sustainable business practices. This ensures we make the best choices for creating long-term value.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are uniquely positioned for growth in the North Sea, Western Canada (including the Athabasca oil sands of Alberta and unconventional gas resource plays such as coalbed methane and shale gas), deep-water Gulf of Mexico, offshore West Africa and the Middle East. We add value for shareowners through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental protection.

TABLE OF CONTENTS

1	Invitation to Shareowners

3	Notice of Meeting

4	General Information

9	Business of the Meeting

11	Board of Directors

27	Committee Reports

39	Compensation Discussion and Analysis

49	Executive Compensation

69	Special Report and Schedules

85	Glossary of Terms

86	Corporate Information

INVITATION TO SHAREOWNERS

10 AM, APRIL 28, 2009
THE FAIRMONT PALLISER HOTEL, CALGARY, AB

Dear Fellow Shareowner:

On behalf of Nexen’s board of directors, management and employees, I invite you to the 2009 Annual General Meeting of Shareowners on April 28, 2009, at 10:00 am in the Crystal Ballroom at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta.

The business items being considered at the meeting are set out in the notice of meeting and circular. At that time, we will also review Nexen’s operations and future plans.

The extraordinary speed and depth of the collapse of the capital markets and fall in commodity prices has created challenges unprecedented in the lifetime of most or all of our shareowners. It is precisely at a time like this that shareowners require and appreciate transparency. As you assess our operations and future plans, I believe you will see that Nexen is uniquely positioned with diverse operations and financial flexibility. It is also precisely at a time like this that our ongoing commitment to sustainable business practices, including our corporate governance programs, will allow us to succeed in the short and long term.

We comply 100% with all Canadian requirements for disclosure of corporate governance practices and the NYSE guidelines on corporate governance (see pages 72 through 75). In this circular, you will see more on recent initiatives including:

•  enhanced executive compensation disclosure, including pay-for-performance linkage;

•  our consideration of a formal clawback policy; and

•  a special report on linking vision, strategy, governance and sustainability.

At the beginning of this year, we saw the retirement of our former President and CEO, Charlie Fischer. Under Charlie’s direction, several strategic platforms for growth were established and Nexen’s global reach was extended. We thank Charlie for his exceptional dedication to Nexen. Also this year, two of our most valued directors, Dave Hentschel and Dick Thomson, will be leaving the board following the annual meeting. Both of these gentlemen have contributed their expertise and counsel throughout our evolution into an independent, top-tier, international company. We thank them sincerely for their contribution.

We value the views of our shareowners and appreciate the time you spend understanding and voting on the business at Nexen’s annual meeting. You are encouraged to review this circular and vote your shares. To help make the most of your time, we are including a quick reference to the important information you need for voting (see facing page).

You can vote by phone, on the internet, on the enclosed proxy or at the meeting on April 28, 2009.

We look forward to your support.

Yours truly,

(signed) “Marvin F. Romanow”

President and Chief Executive Officer

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MARCH 2, 2009

KEY SECTIONS

Notice of Meeting	3

General Information	4

Registered Shareowner Voting	7

Beneficial Shareowner Voting	7

General Voting Information	8

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NOTICE OF MEETING

The Annual General Meeting of Shareowners of Nexen Inc. will be held in the Crystal Ballroom at The Fairmont Palliser Hotel, 133–9th Avenue SW, Calgary, Alberta, Canada on Tuesday, April 28, 2009, at 10:00 am (Mountain time). The purpose of the meeting is to consider and take action on the following matters:

1.	Receive the audited consolidated financial statements for the year ended December 31, 2008 and the auditor’s report on those statements.

2.	Elect directors to hold office for the following year.

3.	Appoint Deloitte & Touche LLP as independent auditors for 2009 and authorize the Audit and Conduct Review Committee to fix their pay.

4.	Transact any other business that may properly come before the meeting or any adjournment of the meeting.

If you are a shareowner of record on March 9, 2009, you are entitled to vote at the meeting.

If you can’t attend the meeting, you are encouraged to vote your proxy via telephone or over the internet. See pages 7 and 8 for information on how to vote. To be valid, your proxy must be received by CIBC Mellon Trust Company no later than 10:00 am (Mountain time) on April 24, 2009 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. The chair of the meeting has the discretion to accept late proxies.

By order of the board,

(signed) “Eric B. Miller”

Vice President, General Counsel and Secretary

Calgary, Alberta, Canada

March 2, 2009

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GENERAL INFORMATION

The board and management of Nexen Inc. (we, our or Nexen) provide this circular to solicit proxies for the Annual General Meeting of Shareowners (AGM) on April 28, 2009 and at all adjournments of that meeting.

Date of Information

Information in this circular is as of March 2, 2009, unless otherwise noted.

Currency and Exchange Rate

All dollar figures are in Canadian currency, except as noted. On March 2, 2009, the closing spot price quoted by the Bank of Canada for Cdn$1.00 was US$0.78.

Common Shares Outstanding

At the close of business on March 2, 2009, there were 519,820,961 common shares outstanding. Our common shares trade under the symbol “NXY” on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Share Performance

Our share price peaked at $43.45 on June 18, 2008, an increase of 132% over the past three years versus the S&P/ TSX Energy Sector Index gain of 76% on that date. Since the significant downturn in financial markets, a similar comparison of three-year returns are -23% and -31%, respectively.

Owners of 10% or More of the Common Shares

To the knowledge of the directors and officers, no person beneficially owns (directly or indirectly), controls or directs more than 10% of our common shares.

Registered and Beneficial Shareowners

You are a registered shareowner if your shares are held in your name and you have a share certificate.

You are a beneficial shareowner if your shares are held in a nominee’s name. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Mailing of Circular

This circular, a proxy and our 2008 annual report will be mailed to shareowners beginning March 18, 2009. The 2008 annual report is being mailed to:

•  registered shareowners, except those who asked not to receive it; and

•  beneficial shareowners who requested a copy.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries. We ask that the materials be forwarded promptly to our beneficial shareowners.

Annual and Interim Reports

If you are a registered shareowner, you received our 2008 annual report in this package, unless you asked not to. If you: i) do not want our annual report next year; or, ii) wish to receive interim reports, please fill out and return the blue card in this package.

If you are a beneficial shareowner and did not return last year’s card requesting a copy, you received our summary report instead. If you wish to receive our annual or interim reports next year, please fill out and return the yellow card.

You can also access our annual report at www.nexeninc.com or on SEDAR at www.sedar.com.

Availability of Documents

Our annual report includes the Form 10-K which we file with the US Securities and Exchange Commission (SEC). It contains our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the financial year ended December 31, 2008. We will send a copy of the annual report, free of charge, to any shareowner who requests it. You can also view the Form 10-K on EDGAR by accessing our public filings under “Filings and Forms” at www.sec.gov.

We also file the Form 10-K as our Annual Information Form with the Canadian securities regulators. You can view it on SEDAR by accessing our public filings at www.sedar.com or a copy of our annual report, which includes the Form 10-K, and this circular will be provided on request.

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All documents we file in Canada or the US are available at www.nexeninc.com.

If you would like to receive a document, please write to:

By mail:	Nexen Inc. 801 – 7th Avenue SW Calgary, Alberta, Canada T2P 3P7
Attention: Governance Office
By email:	governance@nexeninc.com

Ethics Policy

Under our ethics policy, all directors, officers and employees must demonstrate ethical business practices in all business relationships, within and outside of Nexen. Employees are not permitted to commit an unethical, dishonest or illegal act or to instruct other employees to do so. Our ethics policy has been adopted as a code of ethics for our principal executive officer, principal financial officer and principal accounting officer or controller.

Any waivers of, or changes to, our ethics policy must be approved by the board and disclosed. We have never waived any provisions of the ethics policy. Our ethics policy provides for an external integrity helpline, in place since February 1, 2005.

Nexen’s ethics policy is available at www.nexeninc.com. If we amend or waive any provision of it, we will disclose this online. We also file our ethics policy and any amendments to it on SEDAR at www.sedar.com. To request a copy of the policy, contact the Integrity Resource Centre by emailing integrity@nexeninc.com or calling 403.699.6789.

Reporting Concerns

Please direct any concerns about Nexen’s financial statements, accounting practices or internal controls to either:

•  management or the Chair of the Audit and Conduct Review Committee as set out in the ethics policy; or

•  EthicsPoint, as set out below.

Employees, customers, suppliers, partners, shareowners and other external stakeholders who have a concern are encouraged to raise it with our Integrity Resource Centre:

By mail:	Nexen Inc. 801 – 7th Avenue SW Calgary, Alberta, Canada T2P 3P7 Attention: Integrity Resource Centre
By email:	integrity@nexeninc.com
By phone:	403.699.6789

You may also report concerns through our integrity helpline, which is a secure reporting system, operated by EthicsPoint, an independent third-party service provider. To learn more about our integrity helpline and for toll-free numbers for other countries, visit www.nexeninc.com and click on the “Integrity Helpline” link at the top of the page or access the helpline directly:

Online:	www.ethicspoint.com
By phone:	1.866.384.4277 (toll-free in North America)

Communicating with the Board

Shareowners may write to the board or any board member(s) at the following address:

By mail:	Nexen Inc. 801 – 7th Avenue SW Calgary, Alberta, Canada T2P 3P7 Attention: Governance Office
By email:	board@nexeninc.com

We receive inquiries on many subjects. The board and management have developed a process to manage inquiries so that the appropriate personnel respond to them.

Nexen reviews letters and emails addressed to the board, its members or the independent directors to determine if a board response is appropriate. While the board oversees management, it does not participate in day-to-day operations

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and is not normally in the best position to respond to inquiries on those matters. Those inquiries will be directed to appropriate personnel for response. The board has instructed the Governance Office to review all correspondence and, in its discretion, not forward items that are:

•  not relevant to Nexen’s operations, policies or philosophies;

•  commercial in nature; or

•  not appropriate for the board to consider.

All inquiries will receive a response from the board or management. The Governance Office maintains a log of all correspondence sent to board members. Directors may review the log at any time and request copies of correspondence received.

Shareowner Proposals

Eligible shareowners should direct any proposals they plan to present at the 2010 AGM to our Secretary. To be included in the proxy circular, the proposal must be received at 801 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3P7 by December 2, 2009.

Dividend Reinvestment Plan

Our dividend reinvestment plan lets shareowners elect to have cash dividends reinvested in common shares. Plan information, including a prospectus for US residents, and an election form may be requested from CIBC Mellon Trust Company (CIBC Mellon):

By phone:	1.800.387.0825 (toll-free)
Online:	www.cibcmellon.com
By email:	inquiries@cibcmellon.com

Director and Officer Liability Insurance

We maintain a director and officer liability insurance policy. The policy covers costs to defend and settle claims against Nexen’s directors and officers to an annual limit of US$150 million. It includes a US$12.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2008 was approximately US$951,000. Directors and officers do not pay premiums and no indemnity claims were made or paid in 2008.

Director and Officer Fiduciary Insurance

Nexen maintains a fiduciary liability insurance policy. It covers costs to defend and settle claims against Nexen, our directors, officers and employees for breach of fiduciary duty related to company-sponsored plans, such as pension and savings plans. The policy has an annual limit of US$25 million with a US$2.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2008 was approximately US$27,600. Directors and officers do not pay premiums and no claims were made or paid in 2008.

Loans to Directors and Officers

As set out in the corporate governance policy (Schedule B on page 76), we do not make loans to our directors and officers. Therefore, no loans are outstanding from Nexen to our directors or officers.

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REGISTERED SHAREOWNER VOTING

You are a registered shareowner if your shares are held in your name and you have a share certificate.

VOTING OPTIONS

In person at the meeting (see below);
By proxy (see below);
By phone (see enclosed proxy); or
By internet (see enclosed proxy).

VOTING IN PERSON

If you plan to attend the AGM and wish to vote in person, don’t complete or return the enclosed proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, CIBC Mellon, when you arrive.

VOTING BY PROXY

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. Please use the enclosed proxy or any other proper form of proxy to do this. The persons named in the enclosed proxy are directors. You can also choose another person as your proxyholder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign and return it. Your votes can only be counted if the person you appoint attends the meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the meeting, unless you revoke your proxy.

Return your completed proxy in the envelope provided or fax it to 416.368.2502 so that it arrives by 10:00 am (Mountain time) on April 24, 2009, or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the meeting resumes. We do not typically accept late votes, so please vote on time.

REVOKING YOUR PROXY

To revoke your proxy at any time before it is acted on, deliver a written statement to that effect to our Governance Office, or a new proxy to CIBC Mellon, by or on April 24, 2009, or to the chair of the meeting on April 28, 2009.

BENEFICIAL SHAREOWNER VOTING

You are a beneficial shareowner if your shares are held in a nominee’s name. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

VOTING OPTIONS

In person at the meeting (see below);
By voting instructions (see below);
By phone (see enclosed voting instruction form); or
By internet (see enclosed voting instruction form).

VOTING IN PERSON

If you plan to attend the AGM and wish to vote in person, write your name in the space provided on the enclosed voting instruction form. If you do this, your vote will only be counted if you attend the meeting and vote in person. Then follow the signing and return instructions provided by your nominee. Your vote will be counted at the meeting so don’t complete the voting instructions on the form. When you arrive at the meeting, please register with the transfer agent, CIBC Mellon.

VOTING INSTRUCTIONS

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. Please use the enclosed voting instruction form to do this. The persons named in the enclosed voting instruction form are directors. You can choose another person as your proxyholder by printing that person’s name in the space provided. Then complete the rest of the form, sign and return it. Your votes can only be counted if the person you appoint attends the meeting and votes on your behalf. If you have sent in your voting instructions, you may not vote again or change your vote at the meeting unless you carefully follow the procedure to revoke your instructions.

Return your completed voting instruction form in the envelope provided or fax it to one of the numbers set out in the form so that it arrives by 10:00 am (Mountain time) on April 23, 2009 or, if the meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the meeting resumes. We do not typically accept late votes, so please vote on time.

REVOKING VOTING INSTRUCTIONS

To revoke your voting instructions, follow the procedures provided by your nominee. Your nominee must receive your request before 10:00 am (Mountain time) on April 23, 2009. This gives your nominee time to submit the revocation to us.

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GENERAL VOTING INFORMATION

PROXY SOLICITATION

Proxies are being solicited by Nexen’s board and management, mainly by mail. Nexen pays for the cost of proxy solicitation. Our officers, employees and agents may solicit proxies by phone, email, fax, mail or personal interviews. Nexen has also retained Laurel Hill Advisory Group, 366 Bay Street, 2nd Floor, Toronto, Ontario, M5H 4B2 (1.888.292.4741), at a fee of approximately $35,000 plus out-of-pocket expenses to help solicit proxies from individual and institutional investors in Canada and the US.

VOTING

If you hold common shares at the close of business on March 9, 2009, you may vote on:

•       election of directors;

•       appointment of auditors; and

•       other business that may properly come before the meeting or any adjournment of the meeting.

Each common share is entitled to one vote. A simple majority of votes (50% plus one vote) is required to approve all matters.

QUORUM

Quorum is needed to transact business at the meeting.

We require:

•       two people in person;

•       each a shareowner or proxyholder entitled to vote at the meeting; and

•       together representing at least 25% of the common shares outstanding and entitled to vote at the meeting.

PROXY VOTING

On your proxy, you can indicate how you want your proxyholder to vote or let your proxyholder decide for you. If you specify how you want your shares to be voted, your proxyholder must vote that way. If you don’t specify, your proxyholder can vote your shares as he or she sees fit.

If you appoint Messrs. Saville, Thomson or Romanow, the directors set out in the enclosed proxy, and do not specify how you want your shares to be voted, your shares will be voted as follows:

Election of management nominees as directors	FOR
Appointment of auditors	FOR

AMENDMENTS OR OTHER MATTERS

Management does not intend to present other business at the meeting. We aren’t aware of any changes to the proposed matters or other matters which may be presented at the meeting. If changes or other matters properly come before the meeting, your proxyholder will vote using his or her best judgment.

VOTE COUNTING AND CONFIDENTIALITY

CIBC Mellon counts votes by proxy. Your vote is confidential unless you clearly intend to communicate your position to management or as necessary to comply with legal requirements.

VOTING QUESTIONS

If you have voting questions, please contact CIBC Mellon:

North America	1.800.387.0825 (toll-free)
Other Locations	1.416.643.5500

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BUSINESS OF THE MEETING

If you appoint Messrs. Saville, Thomson or Romanow, the directors set out in the enclosed proxy, and do not specify how you want your shares to be voted, your shares will be voted as follows:

Election of management nominees as directors	FOR

Appointment of auditors	FOR

FINANCIAL STATEMENTS

The financial statements are presented to shareowners each year. Our independent registered chartered accountants, Deloitte & Touche LLP, will be available to answer appropriate questions at the AGM.

ELECTION OF DIRECTORS

Directors are elected annually at the AGM. The board and management confirm that each nominee is well qualified to serve on Nexen’s board. The board is sized appropriately to be effective. Its composition fosters a diversity of views and ensures expertise in running the committees.

The board is independent from management and 10 of the 12 nominees are independent. The nominees have relevant expertise to provide appropriate strategic direction and oversight.

APPOINTMENT OF AUDITORS

The auditors review the financial statements and report to the Audit and Conduct Review Committee (Audit Committee). Their fees are pre-approved by the Audit Committee. In 2008, fees for non-audit related work were 8% of total fees. See page 30 for more details.

OTHER BUSINESS

Management does not intend to present other business at the meeting, and we are not aware of changes to proposed matters or other matters that call you to act.

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FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2008, and related auditor’s report are in the 2008 annual report, which is being mailed with this circular to all registered shareowners, except those who asked not to receive it, and to beneficial shareowners who requested it.

ELECTION OF DIRECTORS

Nexen must have between 3 and 15 directors. In December 2008, the board expanded its size from 12 to 14 directors pursuant to the provisions granted in our articles and approved the appointment of Mr. Berry (effective December 8, 2008) and of Mr. Bertram (effective January 1, 2009). Mr. Fischer retired on December 31, 2008 and Mr. Romanow was appointed to the board effective January 1, 2009 upon his appointment as President and CEO. On February 11, 2009, the board determined to set the size at 12 directors effective April 28, 2009 when Mr. Hentschel and Mr. Thomson retire. Directors will be elected at the AGM each year and will hold office until the next AGM or until their successors are appointed or elected. Director nominees are:

William B. Berry	Eric P. Newell, O.C.
Robert G. Bertram	Thomas C. O’Neill
Dennis G. Flanagan	Marvin F. Romanow
S. Barry Jackson	Francis M. Saville, Q.C
Kevin J. Jenkins	John M. Willson
A. Anne McLellan, P.C.	Victor J. Zaleschuk

The board and management believe the nominees are well qualified to serve as directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the meeting, the directors named in the proxy will vote for a substitute if the board chooses one.

Management and the board recommend that you vote FOR these appointments. The directors named in the enclosed proxy will vote FOR these nominees unless you indicate that authority to do so is withheld.

APPOINTMENT OF AUDITORS

The Audit Committee recommends appointing Deloitte & Touche LLP as auditors for 2009. During the five financial years ended December 31, 2008, Deloitte & Touche LLP served as our auditors.

The auditors will be present at the meeting. They will be given the opportunity to speak if they wish and will be available to answer appropriate questions. The Audit Committee recommends that you vote FOR this appointment. The directors named in the enclosed proxy will vote FOR this appointment unless you indicate that authority to do so is withheld.

OTHER BUSINESS

Management does not intend to present any other business at the AGM. We are not aware of changes to the proposed matters or other matters which may be presented for action. If changes or other matters are properly brought before the AGM, your proxyholder will vote on them using his or her best judgment.

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BOARD OF DIRECTORS

Three directors are new nominees. Mr. Berry joined the board on December 8, 2008 and Mr. Bertram and Mr. Romanow joined the board on January 1, 2009 (see pages 13 and 16)

NOMINEES

These management nominees were elected to the board at the annual meeting on April 29, 2008, except for Mr. Berry who was appointed on December 8, 2008 and Mr. Bertram and Mr. Romanow who were appointed to the board effective January 1, 2009.

William B. Berry

Robert G. Bertram

Dennis G. Flanagan

S. Barry Jackson

Kevin J. Jenkins

A. Anne McLellan, P.C.

Eric P. Newell, O.C.

Thomas C. O’Neill

Marvin F. Romanow

Francis M. Saville, Q.C.

John M. Willson

Victor J. Zaleschuk

See page 13 for their biographies.

OTHER PUBLIC COMPANY

APPOINTMENTS

Directors are required to consult with the Board Chair when considering an appointment to the board of another public company. See page 18 for details of other public company appointments.

AREAS OF EXPERTISE

Nexen maintains a skills matrix that tracks the board’s expertise. Our directors bring varied experience, knowledge and complementary skills to the board. Specifically, the board has expertise in managing and leading growth; international operations; governance, board and CEO experience; human resource management; health, safety, environment and social responsibility stewardship; and oil and gas and financial acumen. See page 19 for details of the areas of expertise.

INDEPENDENT BOARD

All directors, except for Mr. Romanow and Mr. Flanagan, are independent. See page 20 for details.

MEETING ATTENDANCE

Nexen directors attended 99% of the board and committee meetings in 2008. All directors attended the 2008 AGM. See page 21 for details.

SESSIONS WITHOUT MANAGEMENT

The board and board committees have sessions without management at each regularly scheduled meeting and as deemed necessary at special meetings. See page 21 for details.

RETIREMENTS

Mr. Fischer retired from the board effective December 31, 2008. Since Mr. Hentschel and Mr. Thomson have both reached the age of 75, they are not standing for re-election in 2009. We thank each of these gentlemen sincerely for their contributions to Nexen.

DIRECTOR COMPENSATION

Non-executive directors are paid retainers for board and committee membership and fees for each meeting they attend in person or by phone. Total fees and retainers earned by all board members in 2008 were $1,572,017. See page 22 for details.

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MARCH 2, 2009

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NOMINEES

All current directors were elected at the annual meeting on April 29, 2008, and are management nominees for election to the board, except for Mr. Berry who was appointed on December 8, 2008 and Mr. Bertram and Mr. Romanow who were appointed to the board effective January 1, 2009.

William B. Berry Houston, Texas, United States	Independent Director since Dec. 8, 2008 Areas of Expertise: Growth International CEO Exploration Compensation Oil and Gas HSE & SR Diversity

William Berry, 56, is a retired oil and gas executive. He was formerly Executive Vice President of ConocoPhillips from 2003 to 2008. He also held senior executive positions with Phillips Petroleum Co. His career in the oil and gas industry began in 1976 and includes experience working in West Africa, the North Sea, Asia, Russia, the Caspian Sea and North America.

Mr. Berry has Bachelor and Masters of Science degrees in Petroleum Engineering from Mississippi State University.

He is a director of Willbros Group, Inc.

Robert G. Bertram Aurora, Ontario, Canada	Independent Director since Jan. 1, 2009 Areas of Expertise: Growth Compensation Governance Financial Diversity

Robert Bertram, 64, is a retired pension investment executive. He was the Executive Vice President of Ontario Teachers’ Pension Plan Board (Teachers) from 1990 to December 2008. He led Teachers investment program and had oversight of the pension fund’s growth to $108.5 billion from $19 billion when it was established in 1990. Prior to that, he spent 18 years at Telus Corporation, formerly Alberta Government Telephones. Before leaving Telus, he was Assistant Vice President and Treasurer.

Mr. Bertram has a Bachelor of Arts degree in History from the University of Calgary and a Master of Business Administration from the University of Alberta. He is a Certified Financial Analyst (CFA) charter holder and a holder of an ICD.D designation (Institute of Corporate Directors and the Rotman School of Business).

Robert is the Chair of the Strategic Committee of Glass Lewis LLC and a director of The Cadillac Fairview Corporation and Maple Leaf Sports and Entertainment Ltd. He is also a director of several not-for-profit boards and societies, including the Canadian Public Accountability Board (CPAB).

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Dennis G. Flanagan Calgary, Alberta, Canada	Not Independent Director since May 17, 2000 Areas of Expertise: Growth International CEO Oil and Gas Governance Financial Diversity

Dennis Flanagan, 69, is a retired oil and gas executive. He worked in the oil and gas industry for more than 40 years with Ranger Oil Limited (Ranger) and ELAN Energy Inc. (ELAN), most recently as Executive Chair of ELAN until it was bought by Ranger in 1997. He was involved in all phases of exploration and development in Canada, the US and the UK North Sea.

Mr. Flanagan completed the Registered Industrial and Cost Accountant program, the predecessor to the Certified Management Accountant program, in 1967. He worked in various accounting and management positions at Ranger, including as the Chief Financial Officer (CFO) and Executive Vice President (EVP).

Dennis is Chair of Canexus Income Fund, an affiliate controlled by Nexen, and a director of NAL Oil & Gas Trust. He is also founding Chair of STARS (Shock Trauma Air Rescue) Foundation.

S. Barry Jackson Calgary, Alberta, Canada

Independent

Director since Sept. 1, 2001

Health, Safety,

Environment and

Social Responsibility

(HSE & SR) Committee

Chair since May 6, 2003

Areas of Expertise:

Growth

CEO

Compensation

Oil and Gas

Governance

HSE & SR

Diversity

Barry Jackson, 56, is a retired oil and gas executive. He was formerly the Chair of Resolute Energy Inc. and Deer Creek Energy Limited. He was also President, Chief Executive Officer (CEO) and a director of Crestar Energy Inc. (Crestar). He has worked in the oil and gas industry since 1974 and held senior executive positions with Northstar Energy Corporation and Crestar.

Mr. Jackson has a Bachelor of Science degree in Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. He has served on the boards of several public companies and on the audit committees of some of those boards.

Barry is Chair of TransCanada Corporation and TransCanada PipeLines Limited and a director of WestJet Airlines Ltd.

Kevin J. Jenkins Calgary, Alberta, Canada

Independent

Director since Dec. 17, 1996

Compensation and

Human Resources
(Compensation)

Committee Chair since

April 27, 2006

Audit committee

financial expert

Areas of Expertise:

Growth

International

CEO

Compensation

Governance

Financial

HSE & SR

Kevin Jenkins, 52, is a Managing Director of TriWest Capital Partners, an independent private equity firm. He was President, CEO and a director of The Westaim Corporation from 1996 to 2003. From 1985 to 1996 he held senior executive positions with Canadian Airlines International Ltd. (Canadian). He was elected to Canadian’s board of directors in 1987, appointed President in 1991 and appointed President and CEO in 1994. Earlier in his career, he was CFO  of Canadian.

Mr. Jenkins has a Bachelor of Laws from the University of Alberta and a Master of Business Administration from Harvard Business School.

Kevin is Vice Chair and a director of World Vision Canada.

14	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

A. Anne McLellan, P.C. Edmonton, Alberta, Canada	Independent Director since July 5, 2006 Areas of Expertise: Growth International Governance HSE & SR Diversity

The Honourable Anne McLellan, 58, has been counsel at Bennett Jones LLP, Barristers and Solicitors, and Distinguished Scholar in Residence at the University of Alberta in the Institute for US Policy Studies since 2006. Previously, she served as the Liberal Member of Parliament for Edmonton Centre from 1993 to 2006. Between 2003 and 2006, she served as the Deputy Prime Minister and Minister of Public Safety and Emergency Preparedness. Before that, she served as Minister of Health, Minister of Justice and Attorney General, Minister  of Natural Resources and Federal Interlocutor for Métis and  Non-Status Indians.

Prior to entering politics, Ms. McLellan taught law at the University of New Brunswick and the University of Alberta, serving as Associate Dean of the Faculty of Law at the University of Alberta from 1985 to 1987 and as Acting Dean from July 1991 to June 1992.

Ms. McLellan holds Bachelor of Arts and Bachelor of Laws degrees from Dalhousie University and a Master of Laws degree from King’s College, University of London. She was appointed to the Privy Council of the Government of Canada in 1993.

Anne is also a director of Agrium Inc. and Cameco Corporation.

Eric P. Newell, O.C. Edmonton, Alberta, Canada	Independent Director since Jan. 5, 2004 Areas of Expertise: Growth International Compensation Oil and Gas Financial HSE & SR

Eric Newell, 64, is the retired Chancellor of the University of Alberta, a position he held from 2004 to 2008. He is the retired Chair and CEO of Syncrude Canada Ltd. (Syncrude), positions he held from 1994 and 1989, respectively, until 2004. He served as President of Syncrude from 1989 to 1997. Prior to that, he worked with Imperial Oil Limited and Esso Petroleum Canada Ltd.

Mr. Newell holds a Bachelor of Applied Science degree in Chemical Engineering from the University of British Columbia and a Masters of Science in Management Studies from the University of Birmingham, England. He has received Honorary Doctorates of Law from Athabasca University, University of Alberta, University of British Columbia and University of Lethbridge, and an Honorary Diploma from Northern Alberta Institute of Technology (NAIT). He is an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

Eric is the Chair of CAREERS: The Next Generation and Alberta Energy Research Institute, Vice Chair of Lieutenant Governor Arts Award Foundation, and a member of the boards of C.D. Howe Institute, Telus World of Science, The Gairdner Foundation, Junior Achievement of Northern Alberta and The Learning Partnership. As past President of the Alberta Chamber of Resources, he led the creation of the National Oil Sands Task Force in 1995.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	15

Thomas C. O’Neill Toronto, Ontario, Canada

Independent

Director since Dec.10, 2002

Audit Committee Chair
since April 27, 2005

Audit committee
financial expert

Areas of Expertise:

Growth
International
CEO
Compensation
Governance
Financial
Marketing

Tom O’Neill, 63, is the retired Chair of PwC Consulting. He was formerly CEO of PwC Consulting; COO of Pricewaterhouse-Coopers LLP, Global; CEO of PricewaterhouseCoopers LLP, Canada; and Chair and CEO of Price Waterhouse Canada. He worked in Brussels in 1975 to broaden his international experience and from 1975 to 1985 was client service partner for numerous multinationals, specializing in dual Canadian and US-listed companies.

Mr. O’Neill has a Bachelor of Commerce degree from Queen’s University. He was designated a Chartered Accountant in 1970 and made a Fellow (FCA) of the Institute of Chartered Accountants of Ontario in 1988. He has an Honorary Doctorate of Law from Queen’s University.

Tom is the Chair of BCE Inc., Vice Chair of Adecco S.A. and a director of Loblaw Companies Limited and The Bank of Nova Scotia. He is a member of the External Audit Committee of the International Monetary Fund and a director of St. Michael’s Hospital.

Marvin F. Romanow Calgary, Alberta, Canada	Not Independent Director since Jan. 1, 2009 Areas of Expertise: Growth International CEO Compensation Oil and Gas Governance Financial Marketing

Marvin Romanow, 53, has been President and CEO of Nexen since January 1, 2009. He was Executive Vice President and CFO since June 1, 2001. Prior to this, he held a variety of finance positions at Nexen, beginning with Vice President, Finance in 1997 and CFO in 1998. His career has spanned many financial and operating roles, including professional and leadership roles in corporate finance, planning, business development, exploration and development, and reservoir engineering.

Mr. Romanow has a Bachelor of Engineering degree (with great distinction) and a Master of Business Administration from the University of Saskatchewan. He is also a graduate of Harvard’s Program for Management Development and, in 2007, he completed INSEAD’s Advanced Management Programme. He was recognized as Canada’s “CFO of the Year” in 2007 and in September of the same year received the Petroleum Economist award for “Energy Executive of the Year 2006”.

Marvin is a director of Canexus Income Fund. He is an advisory member of the Human Resources, Compensation and Pension Committee of Syncrude Canada Ltd., a joint venture in which Nexen owns 7.23%. He is also a director of Canadian Energy Research Institute.

16	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Francis M. Saville, Q.C. Calgary, Alberta, Canada	Independent Director since May 10, 1994 Board Chair since April 27, 2005 Areas of Expertise: Growth Governance HSE & SR Diversity

Francis Saville, 70, Chair of Nexen, is counsel with Fraser Milner Casgrain LLP, Barristers and Solicitors. He joined the firm in 1965 and had an extensive practice in the areas of energy and environmental law, as well as municipal law and land-use planning. He specialized in representing energy corporations in regulatory applications.

Mr. Saville has Bachelor of Arts and Bachelor of Laws degrees from the University of Alberta and he was appointed a Queen’s Counsel in 1984. He holds the ICD.D designation (Institute of Corporate Directors and the Haskayne School of Business).

In 2008, Francis was elected Chair of the board of trustees of the Lester B. Pearson College of the Pacific.

John M. Willson Vancouver, British Columbia, Canada	Independent Director since Dec. 17, 1996 Reserves Review (Reserves) Committee Chair since April 27, 2006 Areas of Expertise: Growth International CEO Compensation Governance HSE & SR Diversity

John Willson, 69, is a retired mining executive. He was the President and CEO of Placer Dome Inc. from 1993 to 1999. He was President and CEO of Pegasus Gold Inc. from 1989 to 1992 and was with Cominco Limited prior to that. During his career, he worked in Ghana, Montana, Washington State, British Columbia, the Northwest Territories and Greenland.

Mr. Willson was raised in Portugal and England. He holds Bachelor and Master degrees in Mining Engineering from the Royal School of Mines, University of London, England.

John is a director of Finning International Inc. He is also a member of the board of the YMCA of Greater Vancouver.

Victor J. Zaleschuk Calgary, Alberta, Canada	Independent Director since June 1, 1997 Finance Committee Chair since April 27, 2006 Areas of Expertise: Growth International CEO Compensation Oil and Gas Governance Financial HSE & SR Diversity

Vic Zaleschuk, 65, is a retired oil and gas executive. He was the President and CEO of Nexen from 1997 to 2001. He joined Nexen in 1986, as the company was developing operations in Yemen and expanding its international strategy. From 1986 to 1994, he was Senior Vice President (SVP), Finance and from 1994 to 1997 he was SVP and CFO. Prior to Nexen, he worked with Co-Enerco, Dome Petroleum Ltd., Siebens Oil & Gas Ltd. and Hudson’s Bay Oil & Gas Ltd.

Mr. Zaleschuk holds a Bachelor of Commerce degree from the University of Saskatchewan and was designated as a Chartered Accountant in 1967.

Vic is Chair of Cameco Corporation and a director of Agrium Inc.

RETIREMENTS

Mr. Fischer retired from the board, effective December 31, 2008, at which time he also retired as President and CEO. Mr. David Hentschel and Mr. Richard Thomson are not standing for re-election in 2009. They each reached Nexen’s mandatory retirement age for directors in 2008. We thank them for their valuable contributions and dedicated service to Nexen and our shareowners.

Mr. Hentschel served on the board for 24 years and Mr. Thomson for 12 years. Both worked with Nexen through significant events and growth, including becoming independent from Occidental Petroleum Corporation, the share listing on the New York Stock Exchange and name change to Nexen Inc., acquiring our UK North Sea assets, restructuring our chemicals business into Canexus Income Fund and implementing phase one of our Long Lake oil sands project. In addition, Mr. Hentschel served during our acquisitions of Wascana Energy Inc. and US Gulf of Mexico assets, and production startup in Yemen.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	17

OTHER PUBLIC COMPANY DIRECTORSHIPS/COMMITTEE APPOINTMENTS

Name	Other Public Company Directorships	Stock Exchange	Committee Appointments

Berry	Willbros Group, Inc.	NYSE	Compensation Committee Nominating and Corporate Governance Committee

Bertram	None	–	None

Flanagan	Canexus Income Fund (Chair)	TSX	None

	NAL Oil & Gas Trust	TSX	Audit Committee Chair, Reserves Committee

Jackson	TransCanada Corporation (Chair) [1]	TSX	None [2]

	TransCanada PipeLines Limited (Chair) [1]		None [2]

	WestJet Airlines Ltd.	TSX	None

Jenkins	None	–	None

McLellan	Agrium Inc.	TSX	Corporate Governance and Nominating Committee Environment, Health and Safety Committee

	Cameco Corporation	TSX	Human Resources and Compensation Committee Nominating, Corporate Governance and Risk Committee Safety, Health and Environment Committee

Newell	None	–	None

O’Neill	Adecco S.A.	SWX	Audit Committee Corporate Governance Committee

	BCE Inc. (Chair)	TSX	Chair, Audit Committee

	Loblaw Companies Limited	TSX	Chair, Audit Committee

	The Bank of Nova Scotia	TSX	Audit Committee

Romanow	Canexus Income Fund	TSX	None

Saville	None	–	None

Willson	Finning International Inc.	TSX	Chair, Human Resources Committee Governance Committee

Zaleschuk	Agrium Inc.	TSX	Chair, Audit Committee Human Resources and Compensation Committee

	Cameco Corporation (Chair)	TSX	Human Resources and Compensation Committee Nominating, Corporate Governance and Risk Committee Reserves Oversight Committee

Notes:

1       Board meetings for these two companies are held at the same time.

2       Mr. Jackson is a non-voting member of the Governance Committee and the Human Resources Committee.

Interlocking Service as at March 2, 2009

In assessing board member independence, we acknowledge these relationships, but are confident that they do not present any actual or perceived conflicts to independence.

Company	Directors in Common	Committees in Common

Agrium Inc.	McLellan Zaleschuk	None

Cameco Corporation	McLellan Zaleschuk	Human Resources and Compensation Committee and Nominating, Corporate Governance and Risk Committee

Canexus Income Fund	Flanagan Romanow	None

18	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

AREAS OF EXPERTISE

We maintain a skills matrix and directors indicate their expertise level in each area according to:

1                 no or limited application;

2                 basic application;

3                 skilled application—they have significant operational experience in the area, but not at a senior executive level; and

4                 expert application—they have senior executive experience in the area.

The areas of expertise in the nominee directors’ biographies reflect areas where they are most skilled. See the Committee Reports on pages 29 through 38 for expertise relevant to each committee.

Skill/Experience Description	Number of Nominee Directors with Skilled or Expert Application

Managing/Leading Growth—Senior executive experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.	12

International—Senior executive experience working in an organization with global operations where Nexen is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements.	9

CEO/Senior Officer—Experience working as a CEO or senior officer for a major organization with international operations.	9

Exploration—Experience as a senior executive or top functional authority leading an exploration department in a major upstream or integrated exploration and production company. May have formal education in geology, geophysics or engineering.	5

Compensation—Senior executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements. This includes specific expertise in executive compensation programs including base pay, incentives, equity and perquisites.	10

Oil and Gas—Senior executive experience in the oil and gas industry, combined with a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology.	9

Governance/Board—Prior or current experience as a board member of a major Canadian organization (public, private or non-profit sectors) with international operations.	10

Financial Acumen—Senior executive experience in financial accounting and reporting, and corporate finance, especially with respect to debt and equity markets. Familiarity with internal financial controls.	8

Health, Safety, Environment and Social Responsibility (HSE & SR)—Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility. May have had an active leadership role in the shaping of public policy in Canada and abroad. Demonstrated commitment to Nexen’s HSE & SR values.	10

Diversity—Contributes to the board in a way that enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and non-profit sectors), etc.	9

Marketing Expertise—Senior executive experience in the energy marketing industry, combined with a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues and regulatory concerns.	4[1]

Note:

1    The number of non-executive directors with marketing expertise is one less than last year. With the appointment of three new director nominees, the board as a whole has maintained the same level of marketing expertise.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	19

INDEPENDENCE AND BOARD COMMITTEES

The board affirmed director independence under our categorical standards for director independence (categorical standards), attached as Schedule C (page 79), which were adopted in 2003 and most recently amended on February 11, 2009. Our categorical standards meet or exceed the requirements in SEC rules and regulations, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), the NYSE rules, National Policy 58-201—Corporate Governance Guidelines, Multilateral Instrument 52-110—Audit Committees, and applicable provisions of National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities. See page 72 for details on the process to determine director independence.

Mr. Romanow is not independent as he is Nexen’s President and CEO.

Mr. Flanagan is not independent as his son is Senior Vice President, Engineering of TriAxon Resources Ltd. (TriAxon). In 2006, TriAxon acquired a company that was party to contracts with a Nexen subsidiary. Under one of the contracts, Nexen paid approximately $4.5 million to TriAxon between July and December 2006 for products purchased at market price. Accordingly, Mr. Flanagan is not technically independent as of July 1, 2007. Mr. Flanagan was not aware that the company acquired by

TriAxon held contracts with Nexen. The board has determined that Mr. Flanagan’s independence has not been compromised by this transaction and, accordingly, the board continues to include him in their meetings without management.

Ms. McLellan has been counsel with Bennett Jones LLP (BJ), Barristers and Solicitors, Edmonton, Alberta since June 27, 2006. BJ provided legal services to us in each of the last five years. Ms. McLellan does not solicit or participate in those services, does not receive any fees we pay to BJ, nor is she a partner or an employee of the firm. She is independent under our categorical standards.

Mr. Saville has been counsel with Fraser Milner Casgrain LLP (FMC), Barristers and Solicitors, Calgary, Alberta since February 1, 2004. Prior to that time, he was a senior partner of the firm. FMC provided legal services to us in each of the last five years. Mr. Saville does not solicit or participate in those services, does not receive any fees we pay to FMC, nor is he a partner or an employee of the firm. He is independent under our categorical standards.

We have not had an executive committee of the board since July 11, 2000.

Committees (Number of Members)

	Audit [1,2]	Compensation [1]	Governance [1]	Finance	HSE & SR	Reserves [3]
	(6)	(7)	(7)	(6)	(8)	(7)
Management Director—Not Independent
Marvin F. Romanow
Outside Director—Not Independent
Dennis G. Flanagan				Ö	Ö	Ö
Independent Outside Directors
William Berry [4]
Robert G. Bertram [4]
David A. Hentschel				Ö	Ö	Ö
S. Barry Jackson	Ö	Ö			Chair	Ö
Kevin J. Jenkins [5]	Ö	Chair	Ö		Ö
A. Anne McLellan, P.C.		Ö	Ö	Ö	Ö
Eric P. Newell, O.C.	Ö		Ö		Ö	Ö
Thomas C. O’Neill [5], [6]	Chair	Ö	Ö			Ö
Francis M. Saville, Q.C.		Ö	Ö	Ö	Ö
Richard M. Thomson, O.C. [5]	Ö	Ö	Chair	Ö
John M. Willson	Ö	Ö	Ö			Chair
Victor J. Zaleschuk				Chair	Ö	Ö

Notes:

1	All members are independent. All Audit Committee members are independent under additional regulatory requirements applicable to them.
2

Experience of the members of the Audit Committee that indicates an understanding of the accounting principles we use to prepare our financial statements is shown in their biographies on pages 13 through 17.

3	A majority of the Reserves Committee members are independent.
4	Mr. Berry and Mr. Bertram will receive committee appointments on April 28, 2009, as determined by the board.
5	Audit committee financial expert under US regulatory requirements.
6

The board has determined that Mr. O’Neill’s service on the audit committees of four other public companies and one not-for-profit organization does not impair his ability to serve as Chair of Nexen’s Audit Committee. The board considered that Mr. O’Neill has over 30 years of experience as a chartered accountant and, since retiring as Chair of PwC Consulting in 2002, his only business commitments are to the boards and committees on which he serves.

20	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

MEETING ATTENDANCE

Directors are expected to attend the AGM. All directors were at the 2008 AGM.

In 2008, the board and committee attendance rate averaged 99%. All directors attended regularly scheduled board and committee meetings held on February 11 and 12, 2009. Six of seven members of the Reserves Committee attended the special meeting held on February 6, 2009. The number of meetings held in 2008 is set out below.

Directors have a standing invitation to attend all committee meetings, regardless of membership. They are specifically invited to attend the succession plan review by the Compensation Committee in December.

Name	Board Meetings Attended in 2008		[1]	Committee Meetings Attended in 2008
Berry [2], [4]	1 of 2	50%		–	–
Fischer [3]	10 of 10	100%		–	–
Flanagan	10 of 10	100%		14 of 14	100%
Hentschel	10 of 10	100%		14 of 14	100%
Jackson	10 of 10	100%		21 of 21	100%
Jenkins	10 of 10	100%		22 of 22	100%
McLellan [4]	10 of 10	100%		21 of 22	95%
Newell	10 of 10	100%		19 of 19	100%
O’Neill [4]	10 of 10	100%		20 of 21	95%
Saville (Chair)	10 of 10	100%		22 of 22	100%
Thomson	10 of 10	100%		22 of 22	100%
Willson	10 of 10	100%		21 of 21	100%
Zaleschuk	10 of 10	100%		14 of 14	100%
Total	121/122	99%		210/212	99%

Notes:

1	There were five regularly scheduled and five special board meetings in 2008. Four of the special board meetings were held by telephone conference call.
2.	Mr. Berry was appointed to the board on December 8, 2008. Committee appointments will take place in April 2009.
3	Mr. Fischer was not a member of any committee of the board.
4

The director was unable to attend one meeting. If able to attend, the director’s meeting attendance would have been 100%. Directors unable to attend a special meeting were briefed in advance of the meeting on the business to be considered. The director’s views were communicated to the meeting and the director indicated agreement with the resolutions proposed and ultimately passed.

SESSIONS WITHOUT MANAGEMENT AND MEETINGS HELD

Sessions without management are held at each regularly scheduled board and committee meeting. At each special board or committee meeting, the directors determine whether or not there is reason to hold a session without management present. The chair presides over these sessions and informs management what was discussed and if any action is required. All eight meetings from January 1 to March 2, 2009, had sessions without management.

Sessions Without Management in 2008/Meetings Held

Board/Committee	Regular	Special	Overall

Board	5/5	3/5	8/10
Audit Committee	5/5	–	5/5
Compensation Committee	5/5	2/2	7/7
Governance Committee	5/5	–	5/5
Finance Committee	5/5	–	5/5
HSE & SR Committee	5/5	–	5/5
Reserves Committee	3/3	1/1	4/4
Total	33/33	6/8	39/41

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	21

DIRECTOR COMPENSATION

Nexen provides all directors with a comprehensive compensation package of annual cash retainers, meeting fees and equity-based incentives in the form of deferred share units (DSUs). The package provides competitive remuneration for the increasing responsibilities, time commitments and accountability of board members. Management, the Compensation Committee and the board regularly review the compensation for competitiveness against a peer group of oil and gas companies. We target and currently provide total compensation between the 50th and 75th percentile to attract and retain qualified talent to our board.

Directors may choose select benefits coverage at Nexen’s expense, including basic life insurance, extended health care, dental, business travel accident insurance and reimbursement of provincial health care premiums (in certain jurisdictions). Directors do not receive compensation from a non-equity incentive plan. Mr. Zaleschuk, a former CEO of Nexen, is a retiree in Nexen’s pension plan. His pension benefit is for previous employee service.

See page 24 for more information on DSUs.

Director Compensation Table

	Total		DSU		All Other		Total
Name	Fees Earned	[1]	Awards	[2]	Compensation	[3]	Compensation

Berry	6,217		96,800		–		103,017
Flanagan	110,000		96,800		96,054	[4]	302,854
Hentschel	114,500		96,800		4,458		215,758
Jackson	135,500		96,800		5,887		238,187
Jenkins	137,300		96,800		6,579		240,679
McLellan	130,200		96,800		2,719		229,719
Newell	126,600		96,800		7,383		230,783
O’Neill	154,100		96,800		6,105		257,005
Saville	254,500		154,880		5,731		415,111
Thomson	143,300		96,800		9,552		249,652
Willson	144,500		96,800		6,459		247,759
Zaleschuk	115,300		96,800		4,876		216,976
Total	1,572,017		1,219,680		155,803		2,947,500

Notes:

1	Includes all retainers and meeting fees, including those paid in DSUs.
2	The value of DSUs granted on December 8, 2008, based on the closing market price of Nexen common shares on the TSX on December 5, 2008, of $19.36 per share. See page 24 for details.
3

The total value of perquisites provided to each director is less than both $50,000 or 10% of total fees, and is not included in this column. Amounts reflect life insurance premiums paid by Nexen, reinvested dividends earned in 2008 valued at the closing market price of Nexen common shares on the TSX on the payment dates, travel allowance paid by Nexen and Canexus fees as set out in note 4.

4

Mr. Flanagan is the Board Chair of Canexus and was paid fees of $59,000, received deferred trust units of Canexus valued at $21,840 and distributions on his trust units of $10,630 in 2008. The total is included in this column.

22	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Retainers and Fees

Annual board and committee retainers are paid quarterly and pro-rated for partial service. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 was introduced in 2007. It is paid when a non-executive director travels outside his or her home province or state, or travels more than three hours, round trip, to attend a Nexen meeting or site visit. Nexen also reimburses directors for out-of-pocket travel expenses.

	2008		2009

Board Chair Retainer	250,000	[1]	250,000	[1]
Board Member Retainer	35,000		35,000
Audit Committee Chair Retainer	19,700		19,700
Other Committee Chair Retainer	5,300		5,300
Committee Member Retainer	9,100		9,100
Board and Committee Meeting Fees (per meeting attended)	1,800		1,800

Note:

1	As of January 1, 2008, the Board Chair is paid only this retainer and the travel allowance. He does not receive any other retainers or meetings fees.

2008 Retainers and Fees

			Annual						Total Fees			Total
	Annual	Annual	Committee		Board	Committee			Credited in DSUs		[1]	Fees
	Board	Committee	Chair		Meeting	Meeting	Travel	Total Fees				Earned
Name	Retainer	Retainers	Retainer		Fees	Fees	Allowance	Earned	$	%		in Cash
Berry	2,917	–	–		1,800	–	1,500	6,217	–			6,217
Flanagan	35,000	27,300	–		18,000	25,200	4,500	110,000	–			110,000
Hentschel	35,000	27,300	–		18,000	25,200	9,000	114,500	–			114,500
Jackson	35,000	36,400	5,300		18,000	37,800	3,000	135,500	132,500	98%		3,000
Jenkins	35,000	36,400	5,300		18,000	39,600	3,000	137,300	–			137,300
McLellan	35,000	36,400	–		18,000	37,800	3,000	130,200	127,200	98%		3,000
Newell	35,000	36,400	–		18,000	34,200	3,000	126,600	123,600	98%		3,000
O’Neill	35,000	36,400	19,700	[2]	18,000	36,000	9,000	154,100	–			154,100
Saville	250,000	–	–		–	–	4,500	254,500	–			254,500
Thomson	35,000	36,400	5,300		18,000	39,600	9,000	143,300	134,300	94%		9,000
Willson	35,000	36,400	5,300		18,000	37,800	12,000	144,500	–			144,500
Zaleschuk	35,000	27,300	5,300		18,000	25,200	4,500	115,300	–			115,300
Total	602,917	336,700	46,200		181,800	338,400	66,000	1,572,017	517,600			1,054,417

Notes:

1	Details of DSU holdings are set out in the table on page 24.
2	Mr. O’Neill is the Audit Committee Chair.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	23

Share Ownership Guideline

One way our directors demonstrate their commitment to Nexen’s success is through share ownership. On February 14, 2008, the board approved a guideline for directors to own or control at least 16,800 shares or DSUs. This amount is intended to represent at least three times both the base annual board retainer of $35,000 and the value of the base annual DSU grant. Directors must accumulate DSUs as follows:

•      5,600 by year 1

•      11,200 by year 2

•      16,800 by year 3

New directors, if eligible, are required to take their annual retainer in DSUs until the current threshold is met. Eligibility is based on country of residence and Mr. Berry, as a US resident, is not eligible to take his annual retainer in DSUs. If there is a change in share value or number of DSUs granted that affects a director’ s ability to meet the requirement, he or she will have nine months to meet the threshold again.

Deferred Share Units

Nexen has two DSU plans. Under the first plan, eligible directors may elect annually to receive all or part of their fees in DSUs, rather than cash. The second plan was implemented in 2003 and replaced stock options as the long-term incentive to align director and shareowner interests.

DSUs provide directors with a stake in Nexen while they serve on the board. DSUs do not have voting rights as there are no shares underlying the plans. A DSU is a bookkeeping entry that tracks the value of one Nexen common share. When cash dividends are paid on our common shares, eligible directors are credited DSUs equal to the dividend. DSUs accumulate over a director’s term of service and are only paid when the director leaves the board. Then, at Nexen’s option, payments may be made in cash or in Nexen common shares purchased on the open market.

All directors surpass these guidelines.

DSUs Granted in 2008

Position	Grant Date	DSUs (#)	Base Price ($)	[1]	Value of DSUs ($)	[2]
Board Chair	Dec. 8, 2008	8,000	19.36		154,880
Other Non-executive Directors	Dec. 8, 2008	5,000	19.36		96,800

Notes:

1       The closing price of a Nexen common share on the TSX on December 5, 2008.

2       The number of DSUs times the base price.

Mr. Bertram was appointed to the board on January 1, 2009 and received a grant of 5,000 DSUs. The effective date of the grant was January 2, 2009 with a base price of $21.45 per DSU, which was the closing market price of Nexen common shares on the TSX on December 31, 2008. The value of the DSU grant was $107,250. Mr. Berry was appointed to the board on December 8, 2008 and received DSUs as set out in the table above.

TOPS EXERCISED OR EXCHANGED AND AWARDS VESTED DURING 2008

Directors are required to comply with our trading policy described on page 63. In 2008, no tandem options (TOPs) were exercised or exchanged by the board. In 2009 and 2010, all remaining TOPs held by directors will reach their expiry periods. Under the DSU plan, there are no vesting provisions and no value realized on vesting.

24	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

TOPS HOLDINGS AND VALUE OF IN-THE-MONEY TOPS 1

Directors have not received TOPs as long-term incentive compensation since 2002.

							Vested and Unvested TOPs			Vested TOPs

							at March 2, 2009 [1]			at March 2, 2009
			Exercise				Number of	Value of
			Price	[2]	Granted	[2]	Securities Underlying	Unexercised TOPs	[3]	Number	Value	[3]
Name	Date Granted	Expiry Date	($)		(#)		Unexercised TOPs	($)		(#)	($)
Flanagan	Dec. 12, 2000	Dec. 11, 2010	9.0250		60,000		20,000	138,700		20,000	138,700
Hentschel	Dec. 14, 1999	Dec. 13, 2009	6.8125		40,000		40,000	365,900		40,000	365,900
	Dec. 12, 2000	Dec. 11, 2010	9.0250		60,000		60,000	416,100		60,000	416,100
Total					100,000		100,000	782,000		100,000	782,000
Jenkins	Dec. 12, 2000	Dec. 11, 2010	9.0250		60,000		60,000	416,100		60,000	416,100
Saville	Dec. 14, 1999	Dec. 13, 2009	6.8125		40,000		11,004	100,659		11,004	100,659
	Dec. 12, 2000	Dec. 11, 2010	9.0250		60,000		60,000	416,100		60,000	416,100
Total					100,000		71,004	516,759		71,004	516,759
Thomson	Dec. 14, 1999	Dec. 13, 2009	6.8125		60,000		60,000	548,850		60,000	548,850
	Dec. 12, 2000	Dec. 11, 2010	9.0250		90,000		90,000	624,150		90,000	624,150
Total					150,000		150,000	1,173,000		150,000	1,173,000
Zaleschuk [4]	Dec. 12, 2000	Dec. 11, 2010	9.0250		400,000		240,000	1,664,400		240,000	1,664,400

Notes:

1      Includes TOPs granted to non-executive directors prior to 2003. Excludes grants that have been fully exercised.

2      Grant prices and number of TOPs granted have been adjusted to account for Nexen’s share splits.

3      The difference between the market value of Nexen common shares on the TSX on March 2, 2009 of $15.96 per share and the grant price of the TOPs,  times the number of TOPs.

4      Mr. Zaleschuk’s TOPs granted as executive compensation, not director compensation.

EQUITY OWNERSHIP AND CHANGES FROM MARCH 3, 2008 TO MARCH 2, 2009

	March 3, 2008					March 2, 2009				Net Change						Equity at Risk
	Shares		TOPs	[1]	DSUs	Shares	TOPs	[1]	DSUs	Shares	[2]	TOPs		DSUs	[3]	Value	[4]	Multiple of
Name	(#)		(#)		(#)	(#)	(#)		(#)	(#)		(#)		(#)		($)		Annual Retainer [5]
Berry [6]	–		–		–	–	–		5,012	–		–		5,012		79,992		–
Bertram [6]	–		–		–	16,000	–		5,103	16,000		–		5,103		336,804		2
Flanagan	31,264		20,000		30,536	31,264	20,000		35,743	–		–		5,207		1,208,132		9
Hentschel	70,814		100,000		30,531	70,925	100,000		35,739	111		–		5,208		2,484,357		18
Jackson	72,000		–		38,361	72,000	–		48,871	–		–		10,510		1,929,101		14
Jenkins	12,362		60,000		43,611	12,415	60,000		48,903	53		–		5,292		1,394,735		10
McLellan	100		–		17,359	300	–		27,520	200		–		10,161		444,007		3
Newell	12,000		–		48,360	12,000	–		58,573	–		–		10,213		1,126,345		8
O’Neill	16,000		–		40,453	16,000	–		45,724	–		–		5,271		985,115		7
Romanow [7]	81,337		785,480		–	187,747	720,400		–	106,410		(65,080)	[8]	–		5,122,732		–
Saville	48,860		71,004		37,962	48,860	71,004		46,225	–		–		8,263		2,034,316		15
Thomson	92,004		150,000		62,630	92,004	150,000		73,355	–		–		10,725		3,812,130		28
Willson	22,055	[9]	–		43,025	15,055	–		48,929	(7,000)		–		5,904		1,021,185		7
Zaleschuk	62,982		240,000		32,298	63,152	240,000		37,517	170		–		5,219		3,271,077		24
Total	521,778		1,426,484		425,126	637,722	1,361,404		517,214	115,944		(65,080)		92,088		25,250,028

Notes:

1      Total TOPs granted, vested and unexercised.

2      Changes from accumulations under dividend reinvestment plan, employee savings plan, exercise of TOPs for shares or direct share purchases, sales or donations.

3      Includes December 8, 2008 grants valued at $19.36 per DSU of 5,000 DSUs to each non-executive director, except for Mr. Saville who was granted 8,000 DSUs  as Board Chair, and DSUs paid in lieu of cash fees.

4      Reflects the market value of common shares, vested TOPs and DSUs using the closing price of Nexen shares on the TSX on March 2, 2009 of $15.96 per share.

5      This is calculated for non-executive directors only and reflects the value of equity at risk, divided by $131,800, being the current annual base retainer amount  of $35,000, plus the 2008 annual base DSU grant valued at $96,800.

6      Mr. Berry joined the board on December 8, 2008 and Mr. Bertram joined the board on January 1, 2009. They are positioned to meet the share ownership guideline set out on page 24.

7      Mr. Romanow’s TOPs are granted as executive compensation, not director compensation.

8      Includes 154,920 TOPs that vested, less 220,000 exercised or exchanged, since March 3, 2008.

9      Amount includes 51 common shares not previously reported.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	25

DIRECTOR EDUCATION

2008	Topic	Presented/Hosted By	Attended By

Jan. 10	Preparing for year-end audit committee meetings	Deloitte & Touche LLP	O’Neill (presenter)

Jan. 24	Petroleum Industry Research Associates (PIRA) conference call regarding commodity prices	PIRA Energy Group	Flanagan Saville Willson	O’Neill McLellan Zaleschuk	Jenkins Fischer

Feb. 13	Corporate governance and securities regulatory update	Eric Miller, VP, General Counsel and Secretary	All directors

Feb. 13	Climate change presentation	Wishart Robson, Senior Advisor, Safety and Climate Change	All directors

Feb. 14	Presentation on global trends across all major industries relating to major project administration, cost and project management execution challenges	Independent Project Analysis group	All directors

April 21	PIRA conference call regarding commodity prices	PIRA Energy Group	Flanagan Saville Zaleschuk	O’Neill Fischer	Jenkins Willson

April 28	Corporate governance and securities regulatory update	Eric Miller	All directors

April 28	International Financial Reporting Standards (IFRS) update and transition overview	Brendon Muller, Controller and Deloitte & Touche LLP	All directors

May 2-4	Financial literacy for directors and executives	Institute of Corporate Directors/Rotman School of Management/KPMG	McLellan

June 5	Audit committee roundtable series: Risk oversight in an evolving environment	KPMG	Willson

July 2	Nexen’s policy on corporate responsibility	2008 World Petroleum Congress	Saville (presenter)

July 3	PIRA conference call regarding commodity prices	PIRA Energy Group	Flanagan Fischer	O’Neill Willson	Saville Zaleschuk

July 16	Corporate governance and securities regulatory update	Eric Miller	All directors

July 16	Business systems continuity	Kim McKenzie, VP and Chief Information Officer	All directors

July 16	Nexen’s emergency response plan	Randy Gossen, Division VP, Health, Safety, Environment and Social Responsibility	Jackson Jenkins Saville	Flanagan McLellan Zaleschuk	Hentschel Newell

July 17	Overview of resource plays and importance of employing market-based valuation methodology	Gardner Walkup / Cambridge Energy Research Associates	All directors

Oct. 2	Current trends in executive compensation	Towers Perrin	Jenkins

Oct. 6	Long Lake (LL) education session and site visit overview • status update on Phase 1 • lessons learned	John Birdgeneau, VP Bitumen Exploration and Production Dean Miller, GM Business – Steam Assisted Gravity Drainage – LL Mike Backus, Project Planner Phase 2 LL	All directors

Oct. 7	Long Lake site visit	Nolan Palmquist, GM – Operations LL	All directors

Oct. 14-15	Annual boardroom summit	Corporate Board Member Magazine and Euronext	Zaleschuk

Oct. 21	PIRA conference call regarding commodity prices	PIRA Energy Group	O’Neill Willson	Saville Zaleschuk	Fischer

Oct. 28	Report on First Nations and social license	Lloyd Martell, Manager, Aboriginal Partnerships Kristjan Geekie, Director, Community Consultation and Regulatory Affairs	Jackson Jenkins Saville	Flanagan McLellan Zaleschuk	Hentschel Newell

Oct. 28	Corporate governance and securities regulatory update	Eric Miller	All directors

Dec. 4	Directors’ briefing on the global financial crisis	PricewaterhouseCoopers	O’Neill

Dec. 8	PIRA conference call regarding commodity prices	PIRA Energy Group	Saville	Fischer

Dec. 8	Corporate governance and securities regulatory update	Eric Miller	All directors

Dec. 8	Attended all committee meetings as part of director orientation	Committee Chairs	Berry

Dec. 10	Business and human rights workshop	Jeff Flood, GM, Social Responsibility	McLellan	Newell	Saville

Jan. 12/09	Director orientation	Nexen executive management	Berry	Bertram

Feb. 2009	Annual integrity statement of compliance	Nexen online	All directors

26	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

COMMITTEE REPORTS

•  We have a financially informed board. Each director is a member of either the Audit Committee or the Finance Committee

•  Relevant areas of expertise and the number of members who are skilled or expert  are disclosed for each committee

•  No changes in committee memberships occurred during the year

AUDIT COMMITTEE
(100% INDEPENDENT)

The Audit Committee assists the board in overseeing accounting and financial reporting controls, audit processes and implementation of the ethics policy.

The Committee reviews the Form 10-K and recommends it to the board for approval.

Audit and audit-related fees were 92% of the fees Nexen paid to the independent auditors in 2008.

INDEPENDENT AUDITORS’ FEES ($)

COMPENSATION COMMITTEE
(100% INDEPENDENT)

The Compensation Committee assists the board in overseeing key compensation and human resource policies, CEO and executive compensation, and executive succession and development.

An outside consultant worked for the Committee to provide market data and analyze executive compensation plans and practices.

COMPENSATION COMMITTEE OUTSIDE CONSULTANT FEES ($)

GOVERNANCE COMMITTEE
(100% INDEPENDENT)

The Governance Committee assists the board in managing corporate governance, director selection, board committee appointments and performance evaluations.

See page 33 for the Committee’s report on nominating a new director for election.

FINANCE COMMITTEE
(MAJORITY INDEPENDENT)

The Finance Committee assists the Audit Committee and the board in overseeing financial policies, strategies and risk management practices, pension matters and transactions that could materially affect Nexen’s financial profile.

In the first quarter of 2008, the Committee paid a quarterly dividend of $0.025 per share. In the last three quarters, it paid dividends of $0.05 per share.

In February, the Committee reviewed and recommended a share repurchase program and in December, it reviewed and approved the financing plan for the 2009 annual operating plan.

HSE & SR COMMITTEE (MAJORITY INDEPENDENT)

The HSE & SR Committee assists the board in overseeing Nexen’s health, safety, environment and social responsibility systems.

See page 37 for the Committee’s report on Nexen’s initiatives to address climate change.

RESERVES COMMITTEE
(MAJORITY INDEPENDENT)

The Reserves Committee assists the Audit Committee and board in overseeing the annual review of Nexen’s petroleum, natural gas and Syncrude reserves, and disclosure of reserves data and related oil and gas and mining activities.

The Committee reviewed and recommended our 2009 reserves and related oil and gas and mining disclosures to the board.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	27

MARCH 2, 2009

KEY SECTIONS

Audit Committee Report	29

Compensation Committee Report	31

Governance Committee Report	33

Finance Committee Report	35

HSE & SR Committee Report	36

Reserves Committee Report	38

28	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Tom O’Neill, Chair	Barry Jackson	Kevin Jenkins	Eric Newell

	Dick Thomson	John Willson

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for appointing (subject to shareowner approval), compensating and overseeing the independent registered chartered accountants (IRCAs). The IRCAs are accountable to and report directly to the Committee, and understand that they must maintain an open and transparent relationship with the Committee, which represents our shareowners.

All Committee members are independent and knowledgeable on our financial reporting controls, and internal and external audit processes. Five members are skilled or expert in financial acumen, particularly financial accounting, reporting and internal controls—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

The Committee assists the board in overseeing Nexen’s system of internal accounting and financial reporting controls, internal and external audit processes, and implementation of the ethics policy.

Management is responsible for our internal controls and financial reporting process. The IRCAs are responsible for independently auditing our:  i) consolidated financial statements according to Canadian and US generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and, ii) internal control over financial reporting according to the standards of the Public Company Accounting Oversight Board. The Committee monitors and oversees these processes.

Changes to Committee Membership in 2008

The Committee membership did not change in 2008.

Key Activities for 2008

•   Met separately with management and the IRCAs to review the December 31, 2008 consolidated financial statements;

•   Discussed matters required by Canadian and US regulators with the IRCAs;

•   Received written disclosures from the IRCAs required by US regulators;

•   Discussed with the IRCAs that firm’s independence;

•   Discussed the scope and result of the audit with the IRCAs;

•   Oversaw the compliance activities by management to report on the effectiveness of internal control over financial reporting as at December 31, 2008;

•   Reviewed and approved the quarterly consolidated financial statements;

•   Recommended to the board that the audited consolidated financial statements be included in Nexen’s annual report on Form 10-K for the year ended December 31, 2008, based on the reviews and discussions referred to above; and

•   Reviewed Nexen’s progress on its planned transition to International Financial Reporting Standards.

Audit Partner Rotation

To comply with applicable law, the lead audit partner of our IRCAs is replaced every five years.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	29

Sections 302 and 404 of Sarbanes-Oxley

Nexen is a voluntary filer of the Form 10-K in the US and has complied with the requirements of Sections 302 and 404 of Sarbanes-Oxley since December 31, 2004. Accordingly, Nexen is in compliance with National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings. In 2008, management assessed our internal control over financial reporting and concluded that it was effective as of December 31, 2008. The integrated audit report for 2008 is included in our Form 10-K.

IRCAs Engagement and Fees Billed

Before Nexen or any subsidiary engages the IRCAs for additional audit or non-audit services, the Committee must approve the engagement. Since May 6, 2003, the Committee has approved all audit, audit-related, tax and other services provided by the IRCAs. The Committee concludes that the services provided by the IRCAs as described in “All Other Fees” below maintain that firm’s independence.

Type of Fee	Billed in 2007		Billed in 2008		Percentage of Total Fees Billed in 2008

Audit Fees
For the integrated audit of Nexen’s consolidated financial statements included in our
annual report on Form 10-K	2,966,000	[1]	2,812,000	[2]

For the integrated audit of the consolidated financial statements of Canexus [3]	145,000		215,600	[4]

For the first, second and third quarter reviews of Nexen’s consolidated financial statements included in Form 10-Qs	90,000		110,000

For the first, second and third quarter reviews of the consolidated financial statements of Canexus [3]	45,000		45,000

For comfort letters and submissions to commissions	153,500		3,000

Total Audit Fees	3,399,500		3,185,600		68%

Audit-Related Fees – Nexen and Canexus [3]

For the annual audits and quarterly reviews of subsidiary financial statements and employee benefit plans	828,100		1,144,700

Total Audit-Related Fees	828,100		1,144,700		24%

Tax Fees – Nexen and Canexus [3]

For tax return preparation assistance and tax-related consultation	116,400		139,800

Total Tax Fees	116,400		139,800		3%

All Other Fees	110,600	[5]	216,300	[5]	5%

Total Annual Fees	4,454,600		4,686,400		100%

Notes:

1     Consisting of $1,366,000 to complete the 2006 audit and $1,600,000 to commence the 2007 audit.

2     Consisting of $936,000 to complete the 2007 audit and $1,876,000 to commence the 2008 audit.

3     Includes fees for Canexus Income Fund, Canexus Limited Partnership and its subsidiaries.

4     Consisting of $121,500 to complete the 2007 audit and $93,100 to commence the 2008 audit.

5     Annual renewal fees for an upstream information database used in our UK office.

External Recognition and Verification

Nexen was recognized in 2008 with the Award of Excellence for Corporate Reporting in the Oil and Gas category of the Corporate Reporting Awards from the Canadian Institute of Chartered Accountants.

Committee Approval

Based on the Committee’s discussions with management and the IRCAs, and its review of both their representations,

the Committee recommended to the board that the audited consolidated financial statements be included in Nexen’s annual report on Form 10-K for the year ended December 31, 2008.

Submitted on behalf of the Audit Committee:

Tom O’Neill, Chair	Eric Newell
Barry Jackson	Dick Thomson
Kevin Jenkins	John Willson

30	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Kevin Jenkins, Chair	Barry Jackson	Anne McLellan	Tom O’Neill

Francis Saville	Dick Thomson	John Willson

COMPENSATION COMMITTEE REPORT

The Compensation Committee assists the board in overseeing key compensation and human resource policies, CEO and executive compensation, and executive management succession and development. The Committee reports to the board, as set out in its mandate, and the board or independent directors give final approval on compensation matters.

All Committee members are independent and knowledgeable in our compensation programs and their long-term implications. Five members are skilled or expert in compensation—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

Changes to Committee Membership in 2008

The Committee membership did not change in 2008.

Committee Work Plan

The Committee held seven meetings and sessions without management present in 2008. While each meeting agenda is subject to change as business needs arise, the timing of the Committee’s main activities are provided in this table.

Agenda Items

Approved compensation disclosure and Committee report in the proxy circular
Recommended the prior year’s incentive bonus plan pay-out factor
Recommended the current year’s bonus performance target and compensation program
Reviewed CEO’s prior year accountabilities and results, and provided a bonus recommendation
Reviewed CEO’s current year accountabilities recommendations and provided a salary recommendation

February 2008

Reviewed competitive analysis of long-term incentive program	July 2008

Reviewed market activity update Reviewed workforce plan	October 2008

Recommended long-term incentive grants Reviewed market activity update Reviewed succession and development plan	December 2008

In camera meetings	At each meeting

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	31

Key Activities in 2008

The key activities reviewed and recommended during the year are outlined below.

•	Compensation programs and budgets for base salary, annual cash and long-term incentives (Tandem Option Plan (TOPs) and Stock Appreciation Rights Plan (STARs);
•	Salaries, bonuses and grants of TOPs to the executives;
•	Retention programs for key business initiatives;
•	CEO performance on short-term and long-term corporate goals and objectives;
•	CEO compensation, which was approved by the independent directors of the board;
•	CEO’s annual objectives and our executive management succession and development plans;
•	CEO and CFO appointments and compensation;
•	Directors’ annual deferred share unit grants;
•	Impact of current compensation on change of control agreements;
•	Employee benefit plans;
•	Competitive updates on compensation programs, market forecasts and workforce planning;

•	Executive compensation disclosure and Committee report for the proxy circular; and
•	Canadian Securities Administrators’ new rules on executive compensation disclosure.

Outside Consultant

The Committee engaged Mercer (Canada) Limited (Mercer) to confidentially report and analyze market data on the CEO’s compensation, in light of our operations and compensation programs. Mercer also provided a compensation report on a select group of our executives. The reports included competitive information from a list of peer companies recommended by Mercer. The Committee’s decisions are its responsibility and may reflect factors other than the information and recommendations provided by Mercer and management.

Mercer did not provide compensation consulting services to management in 2008. We participated in compensation surveys in Canada and internationally, and purchased select published results. Management must obtain Committee approval before retaining Mercer for consulting services.

Fees Billed by Outside Consultant (Mercer)

Type of Fee	Billed in 2007	Billed in 2008	Percentage of Total Fees Billed in 2008

Committee Work—assessment of CEO and executive compensation	49,610	58,900	100%
Management Work—consulting services	–	–	–
Total Annual Fees	49,610	58,900	100%

External Recognition and Verification

Nexen was recognized in 2008 by Benefits Canada magazine for having one of Canada’s 30 Best Pension and Benefits Plans.

Committee Approval

The Committee has reviewed and discussed with management the compensation disclosure in this document, including the information in the Board of Directors section (pages 22 to 24), the Compensation Discussion and Analysis section (pages 41 to 48) and the Executive Compensation section (pages 51 to 68). It has recommended to the board that the disclosure be included in the circular and, as appropriate, the Form 10-K.

Submitted on behalf of the Compensation Committee:

Kevin Jenkins, Chair	Francis Saville
Barry Jackson	Dick Thomson
Anne McLellan	John Willson
Tom O’Neill

32	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Dick Thomson, Chair	Kevin Jenkins	Anne McLellan	Eric Newell

Tom O’Neill	Francis Saville	John Willson

GOVERNANCE COMMITTEE REPORT

The Governance Committee assists the board in overseeing implementation of our corporate governance programs. It recommends nominees for director appointments and manages the evaluation process of the board, its committees and individual directors and chairs. This oversight ensures we implement best-in-class governance practices appropriate for Nexen.

All Committee members are independent and knowledgeable on our corporate governance programs. Six members are skilled or expert in governance and board experience or diversity—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

Changes to Committee Membership in 2008

The Committee membership did not change in 2008.

Key Activities in 2008

•     Recommended two new directors for appointment to the board to replace two retiring directors;

•     Recommended revised share ownership guidelines for directors;

•     Reviewed our annual meeting vote results;

•     Recommended updates to governance documents including mandates for the board, individual directors and all board committees, the external communications policy and the corporate governance policy;

•     Received regular reports on management’s dialogue with governance-related stakeholders;

•     Recommended a new online performance evaluation process with updated questions; and

•     Consulted with Dr. Richard Leblanc, Assistant Professor of Corporate Governance, York University, on the board’s performance evaluations.

Corporate Governance Practices

Our governance practices are reported in two tables in Schedule A (page 72) which set out our compliance with:

•     National Instrument 58-101—Disclosure of Corporate Governance Practices; and

•     the NYSE governance rules.

The Board and Committees

The Committee reviews board and committee memberships annually, considering director independence, skills and preferences. The board is large enough to permit a diversity of views and provide expertise in running the committees, without being so large as to detract from effectiveness. Each year, a skills matrix (see page 19) is compiled and reviewed by the Committee. This matrix sets out areas of expertise determined to be essential to ensure appropriate strategic direction and oversight by the board. It also assists with board recruitment. The Committee’s review of board experience indicates that the current mix of skills is appropriate.

Nominating a New Director for Election

The Committee identifies and assesses candidates for board appointment or nomination. Our forward-looking skills matrix has identified skills with the greatest opportunity to strengthen the board.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	33

Before recommending a new board candidate, the Committee considers his or her performance, independence, competencies, skills and financial acumen. Character and behavioural qualities, including credibility, integrity and communication skills, are considered. The Committee Chair and/or Board Chair meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, potential directors must disclose possible conflicts of interest with Nexen, and background checks, as appropriate, are completed.

Mr. Hentschel and Mr. Thomson are retiring from the board at our annual meeting in April due to mandatory retirement. To fill these vacancies, two directors have been appointed to the board. Mr. Berry joined on December 8, 2008. He brings skills and expertise in international operations and business development, and health, safety and environment management. Mr. Bertram joined on January 1, 2009 and brings skills and expertise in governance and board experience, managing and leading growth, and financial acumen.

The Committee maintains an evergreen list of potential directors whose skills complement the board and whom the Committee recommends joining the board, if the individual is available when an opening arises.

Mr. Fischer resigned from the board effective December 31, 2008 upon his retirement as President and CEO. Mr. Romanow became a member of the board effective January 1, 2009 by virtue of his appointment as President and CEO. He is not independent and does not sit on any committees.

The Committee will also consider a board nominee recommended by a shareowner. See page 5 for information on communicating with the board.

Performance Evaluations

The board and management work together to foster continuous, open and honest communication, where concerns are brought forward and dealt with as they occur. In this spirit, the annual board evaluation is seen as an opportunity to review the past year and consider contributions, successes and opportunities for improvement. Visit www.nexeninc.com for a special report on our director evaluation process. See page 74 for more details.

Our six-part performance evaluation review is our primary tool for determining who should be on the board. In light of this review, the board does not have a tenure policy and has flexible term limits. Nexen’s average board tenure of director nominees is 8.5 years. Our retirement age is 75.

The Committee recommended a new online evaluation process in 2008. They also considered comments from the last evaluation to further explore executive compensation and risk management.

The board rates its overall effectiveness on a 10-point scale, where 10 is the best. The average rating was 8.9 for 2008 and 9.23 for 2007. The decline in the average score is partly explained by a change in the rating scale from fractional to whole numbers in 2008.

External Recognition and Verification

We received the following recognition for our governance practices during 2008:

•              The Award of Excellence in Corporate Governance Disclosure in the 2008 Corporate Reporting Awards from the Canadian Institute of Chartered Accountants;

•              Recognition from the Canadian Coalition for Good Governance for new best practices in shareholder communication and compensation disclosure;

•              Finalist for the Stakeholder Communication Award at the 2008 Petroleum Economist Awards in the UK;

•              The Best Corporate Governance Practices in North America by IR Global Rankings;

•              Ranked 7th, with a score of 92 out of 100, in the Report on Business 2008 corporate governance rankings; and

•              Current global rating of 10 out of 10 from GovernanceMetrics International for governance practices and disclosure.

Committee Approval

The Committee has reviewed and discussed the governance disclosure in this document, including the information in the Board of Directors section (pages 13 through 26) and in the Special Report and Schedule A (pages 70 through 75). It has recommended to the board that the disclosure be included in the circular and, as appropriate, the Form 10-K.

Submitted on behalf of the Governance Committee:

Dick Thomson, Chair	Tom O’Neill
Kevin Jenkins	Francis Saville
Anne McLellan	John Willson
Eric Newell

34	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Vic Zaleschuk, Chair	Dennis Flanagan	Dave Hentschel	Anne McLellan

Francis Saville	Dick Thomson

FINANCE COMMITTEE REPORT

The Finance Committee assists the Audit Committee and the board in reviewing financial policies and strategies, capital structure, financial risk management practices, pension matters and transactions which could materially affect our financial profile.

Five of the six Committee members are independent. All members are knowledgeable on our financial programs and policies and matters relating to corporate finance. Four members are skilled or expert in financial matters, particularly as it pertains to corporate finance, debt and equity markets—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

Changes to Committee Membership in 2008

The Committee membership did not change in 2008.

quarterly dividend. In the first quarter of 2008, we declared quarterly dividends of $0.025 per share and in the last three quarters, we declared dividends of $0.05 per share. The Committee also recommended a share repurchase program during 2008.

Key Activities in 2008

•         Regularly reviewed financing strategies, including leverage, liquidity, dividend levels, share repurchases and other financing activities;

•         Regularly reviewed our investor relations management and activities;

•         Regularly reviewed risk management reports on our marketing and trading operations and our key financial and business risks;

•         Regularly reviewed the status and funding of our pension plans; and

•         Regularly reviewed our insurance program.

Financial Policies and Strategies

One of the Committee’s most significant responsibilities is to approve the financing plan for our annual operating plan. Our 2009 annual operating plan, including a proposed oil and gas capital investment program of $2.6 billion, was approved in December 2008 after the Committee approved the financing plan.

Transactions Affecting Nexen’s Financial Profile The Committee reviews Nexen’s financial profile and financing options for major transactions. Submitted on behalf of the Finance Committee:
	Vic Zaleschuk, Chair	Anne McLellan
The Committee also recommends dividends on our common shares and regularly reviews our dividend policy. In February 2008, the Committee recommended an increase in the	Dennis Flanagan Dave Hentschel	Francis Saville Dick Thomson

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	35

Barry Jackson, Chair	Dennis Flanagan	Dave Hentschel	Kevin Jenkins

Anne McLellan	Eric Newell	Francis Saville	Vic Zaleschuk

HSE & SR COMMITTEE REPORT

The HSE & SR Committee assists the board in overseeing the development, implementation and monitoring of policies and programs that manage health, safety, environment and social responsibility issues and ensure Nexen continues to institute best-in-class practices. The Committee encourages, assists and counsels management in maintaining and improving performance.

Seven of the eight Committee members are independent. All members are knowledgeable on our HSE & SR programs and policies and skilled or experts in health, safety, environment and social responsibility or international business—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

Changes to Committee Membership in 2008

The Committee membership did not change in 2008.

Key Activities in 2008

•         Met regularly with management to review overall HSE & SR performance and statistics;

•         Regularly reviewed HSE & SR-related risk management and audit activities;

•         Reviewed progress toward process safety management (PSM) audits and implemented recommendations;

•         Regularly monitored follow-up actions on recommendations from a management system audit by PricewaterhouseCoopers;

•         Reviewed the annual sustainability report;

•         Reviewed industry air and water emissions position papers; and

•         Received regular security reviews.

Special Presentations

•         The Committee receives occasional presentations so members are aware of emerging issues and trends. In 2008, topics included:

•         Climate change, including Canadian and European Union/UK legislation, carbon storage initiatives and the growing global carbon trading market;

•         HSE & SR management system audit by PricewaterhouseCoopers;

•         Review of Long Lake and upgrader start-up;

•         A case study on Nexen’s emergency response capabilities; and

•         Aboriginal partnerships in the Long Lake project.

36	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Corporate Social Responsibility

The Committee oversees Nexen’s commitment to corporate social responsibility. We continue to be a recognized industry leader in social responsibility. Details on our recent activities will be set out in the 2008 sustainability report that will be available later this year. The 2007 sustainability report is available at www.nexeninc.com.

Climate Change

The Committee regularly discusses with management the rapidly evolving issue of climate change in the North American and international political landscapes. While uncertainties persist, we continue to seek greenhouse gas emission reductions to comply with the strategy approved by the board in 2005 and revisited in 2007. The board also received specific updates on Canada’s regulatory framework, our participation in the Greenhouse Gas Credit Aggregation Pool and progress made by the Integrated CO2 Network, where we are one of the anchor companies. Nexen was recognized, for the second consecutive year, as a climate disclosure leader by the Conference Board of Canada based on our submission to the Carbon Disclosure Project in 2008 and our board governance on climate change.

Process Safety Management

Nexen views process safety management (PSM) as a high priority and regularly reviews relevant corporate standards. In 2008, the Committee received presentations relating to PSM and updates as to our efforts to ensure our PSM systems continue to be robust and effective. The Committee will continue to receive updates in 2009.

External Recognition and Verification

Nexen was recognized for our HSE & SR performance during 2008, as follows:

•       Included for the eighth consecutive year in the Dow Jones Sustainability Index;

•       Included for the sixth consecutive year in the Jantzi Social Index;

•       Received the Oilweek Magazine award for sustainability reporting for the second consecutive year;

•       Recognized for the second consecutive year as one of 15 Climate Disclosure Leaders by the Conference Board of Canada;

•       Recognized by Corporate Knights as one of Canada’s Best 50 Corporate Citizens;

•       Short-listed for the Goldman Sachs SUSTAIN Focus List of global companies; and

•       Received the Fort McMurray Chamber of Commerce Environmental Leadership Award for our Long Lake Project.

Submitted on behalf of the HSE & SR Committee:

Barry Jackson, Chair	Anne McLellan
Dennis Flanagan	Eric Newell
Dave Hentschel	Francis Saville
Kevin Jenkins	Vic Zaleschuk

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	37

John Willson, Chair	Dennis Flanagan	Dave Hentschel	Barry Jackson

Eric Newell	Tom O’Neill	Vic Zaleschuk

RESERVES COMMITTEE REPORT

The Reserves Committee assists the Audit Committee and the board in overseeing the annual review of our petroleum, natural gas and Syncrude reserves, and disclosure of reserves data and related oil and gas and mining activities.

Six of the seven Committee members are independent. All members are knowledgeable about our reserves estimating processes and disclosure requirements. Six members are skilled or expert in oil and gas, particularly Nexen’s strategy, operational issues and technology—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

Changes to Committee Membership in 2008

The Committee membership did not change in 2008.

Key Activities in 2008

•       Received regular updates on reserves-related regulatory developments, including SEC reserves rules modernization initiatives;

•       Received regular updates on projected annual reserves additions and production performance variations;

•       Reviewed the continuing appointment of independent qualified reserves evaluators, change in evaluator for the US deep water properties and any engagements of such evaluators for other services;

•       Approved having at least 80% of the proved reserves assessed by independent qualified reserves evaluators;

•       Reviewed our process for determining the year-end reserves estimates, including procedures to provide information to the independent qualified reserves evaluators; and

•       Assessed and revised the reserves policy in light of regulatory developments and best practices.

Committee Approval

In February 2009, after meeting with management, the internal qualified reserves evaluator and each of the independent qualified reserves evaluators (including sessions without management), the Committee recommended approving our annual reserves and related oil and gas and mining disclosures to the board.

Submitted on behalf of the Reserves Committee:

John Willson, Chair	Eric Newell
Dennis Flanagan	Tom O’Neill
Dave Hentschel	Vic Zaleschuk
Barry Jackson

38	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

•  Flow chart to describe the compensation approval process (see page 42)

•  Description of the board’s discretionary assessment of executive performance against objective and subjective performance measures (see page 43)

•  Peer group information and disclosure (see page 41)

COMPENSATION OBJECTIVES

Our annual reviews ensure we provide total compensation for top-performing employees between the 50th and 75th percentile compared to peer companies. See page 41 for details.

KEY ELEMENTS

Key elements of our compensation are:

•   base salaries;

•   variable annual cash incentives (short-term); and

•   TOPs and STARs as long-term incentives.

See page 41 for details.

2008 PAY MIX

At least 70% of the compensation of our CEO, CFO, EVPs and SVPs is at risk through annual cash and long-term incentives. See page 42 for details.

ANNUAL CASH INCENTIVES

Annual incentives provide cash compensation tied to achieving business objectives within a one-year period. The bonus factor for 2008 was 120%.

We review Nexen performance, individual performance and market competitiveness to ensure annual incentives are aligned with business objectives. See page 43 for details.

SHARE PERFORMANCE GRAPH

Nexen’s shareowner value has increased by 83% in the last five years and decreased 23% in the last three years, outperforming the S&P/TSX Energy Sector, Oil and Gas Exploration and Production, and Composite indices for those time periods. See page 44 for details.

SHARE OWNERSHIP GUIDELINE

All executives demonstrate their commitment to Nexen by holding shares equaling a multiple of their annual salary. The CEO, Marvin Romanow, is required to hold Nexen equity worth three times his annual salary. He currently holds Nexen equity worth 14 times his 2008 annual salary. See pages 45 and 63 for details.

LONG-TERM INCENTIVES

Employees’ interests are aligned with the interests of our shareowners, through our TOPs and STARs plans.

In 2008, TOPs granted to named executives were 15% of the total grants.

Common shares reserved for issue under the TOPs plan are 5.27% of our outstanding shares. Common shares issued upon exercise of TOPs in 2008 were 33% of the total exercised. See page 46 for details.

BENEFIT AND PENSION PLANS

Nexen supports the health and well-being of its employees and encourages retirement savings.

Named executives participate in the same plans as employees at the same location. The supplemental retirement benefits of the executive benefit plan are provided to all Canadian participants who earn a retirement benefit greater than the statutory limits. See page 47 for details.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	39

MARCH 2, 2009

40	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

Our compensation disclosure complies with the requirements of the Canadian Securities Administrators. As a foreign private issuer in the US, we are not required to disclose compensation according to the SEC rules, but we attempt to comply with the spirit of those rules where possible, without compromising required Canadian disclosure.

COMPENSATION PHILOSOPHY

Our policies and practices for executive compensation are linked to strategic business objectives, including increasing shareowner returns. Our philosophy is to compensate executives:

•       based on performance;

•       at a level competitive with our peers; and

•       in a manner designed to attract and retain talented leadership focused on managing Nexen’s operations, finances and assets.

All of our compensation programs are designed to meet pay-for-performance and competitiveness objectives. Actual rewards are directly linked to the results of Nexen and our divisions. The objective and subjective performance measures are aligned with shareowner interests, and financial and non-financial goals. Measures set each year represent improvements and growth to our operations relative to prior years.

Our programs are responsive to market changes. We aim for simplicity in our compensation programs to help employees understand the value of the various components and how they can contribute to business results. Executive programs are generally consistent with employee programs in the same location. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

Benchmark Review

We use third-party compensation surveys to compare our pay levels and practices, including base pay, annual cash incentives and long-term incentives, to our peers. We look at Canadian-based oil and gas and integrated pipeline companies with whom we compete for talent. Given similar positions across the industry, the surveys effectively represent competitive pay levels. It should be noted, however, we do not know the extent to which our peers participate in the surveys and benchmark each position. The peer groups are modified over time to reflect: i) geographical location; ii) a particular business line; iii) a more comparable position; or, iv) industry mergers and acquisitions.

Our peer groups are reviewed annually by third-party consultants and the Compensation Committee for continued relevance. In 2008, our executive peer group consisted of the following 16 major oil and gas and integrated pipeline companies:

BP Canada Energy Company	Husky Energy Inc.
Canadian Natural Resources Limited	Imperial Oil Limited
Chevron Canada Resources	Petro-Canada
ConocoPhillips Canada	Shell Canada Limited
Devon Canada Corporation	Suncor Energy Inc.
Enbridge Inc.	Syncrude Canada Limited
EnCana Corporation	Talisman Energy Inc.
ExxonMobil Canada	TransCanada Corporation

For the CEO, the peer group is a subset of the 16 peer companies. This peer group focuses on the major Canadian-based and independent oil and gas companies that have more comparable CEO positions.

The Compensation Committee reviews all programs to ensure we continue to attract and retain the high-performing employees needed to achieve our business objectives, while demonstrating long-term fiscal responsibility to shareowners.

COMPENSATION OBJECTIVES

Our compensation programs include three elements: base salary, annual cash incentive and long-term incentive. At least once a year, we assess the competitiveness of these individual components and the overall compensation levels. Our goal is to provide total compensation for fully-qualified and performing employees between the 50th and 75th percentile as compared to our peers. Top-performing employees will approach the 75th percentile  as they continue to accumulate knowledge and experience, which is accompanied by sustained high performance.

Key Elements of Compensation

Element	Component	Form	Performance Period
Base salary	Fixed	Cash	1 year
Annual cash incentive	Variable	Cash	1 year
Long-term incentive	Variable	TOPs and STARs	Greater than 1 year

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	41

Pay Mix

Since our compensation programs are designed to meet both performance and competitiveness objectives, actual pay will vary from year to year within our pay mix. In general, the programs are designed to provide most executive compensation in the form of at-risk pay to ensure alignment with shareowners. Base salary provides a competitive foundation considering both internal comparability and external market data. Annual cash incentives reward the delivery of results against objective and subjective measures within a one-year period. Long-term incentives reward Nexen’s sustained performance as seen in share price appreciation. The actual mix between the compensation elements varies, depending on the executives’ ability to influence short and long-term business results, their level and competitive local market practices.

		At-Risk Compensation [1]
Position	Base Salary	Annual Cash Incentive	Long-Term Incentive
CEO	15%	20%	65%
CFO	25%	20%	55%
Executive VPs	25%	20%	55%
Senior VPs	30%	20%	50%

Note:

1  Represents the percentage of total compensation, excluding benefits, pension and perquisites, averaged over a three-year period.

COMPENSATION APPROVAL PROCESS

In determining our executives’ base salary, annual cash and long-term incentives, the Compensation Committee considers a comprehensive analysis, including a tally sheet prepared by management with input from an executive compensation consultant. The analysis includes market data for similar positions within the peer group, CEO recommendations for his direct reports, including all of the other named executive officers (named executives), and information on prior year annual cash and long-term incentives. The basic design of our short- and long-term incentive programs mitigates the need to present various performance scenarios to show impact on payout levels. However, before approving management’s compensation recommendations, the Committee discusses a variety of scenarios, including analysis of various annual cash incentive payout factors and the impact of share price variation on our long-term incentive program. For more complex programs, such as pension, management provides the Committee with a sensitivity analysis that considers the pension cost implications for each 1% of incremental pensionable earnings.

The Committee reviews the three compensation elements both individually, and in total, to ensure they align with the program objectives. In addition, the Committee retains the services of its own executive compensation consultant, Mercer, to provide external market data and commentary on the relative positioning of executives, particularly the CEO. The Committee then makes recommendations on all executive payments and grants to the board or independent directors for approval. Typically, this process begins in the fall and concludes with total compensation being approved the following February.

42	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

BASE SALARIES

To determine base salaries, a framework of job levels based on internal comparability and external market data is used. We also consider the individual’s current and sustained performance, skills and potential.

ANNUAL CASH INCENTIVES

The program provides an opportunity for competitive bonus compensation that reflects Nexen’s overall and division performance and that of the individual. Variable compensation links Nexen’s business results and the named executives’ performance, consistent with our pay-for-performance philosophy. The increase in the named executives’ annual cash incentives in 2008 reflects the board’s assessment of our relative level of success on certain business objectives.

2008 Annual Incentive Measures

After reviewing Nexen’s objective and subjective performance measures, the board, at the recommendation of the Compensation Committee, approves the payout factor. The payout factor determines the cash pool available for annual cash incentives and may range from 0 to 200%. The factors used were 120% in 2006, 88% in 2007 and 120% in 2008.

2008 Objective Performance Measures (50%)

These key financial measures are consistent with our annual operating plan.

Measure	Target	Results	Results versus Target
Cash flow (25%)	$2,912 million	$4,229 million	145%
Net income (25%)	$1,330 million	$1,715 million	129%

2008 Subjective Performance Measures (50%)

The Compensation Committee subjectively considers a combination of quantitative and qualitative measures. The individual measures are not assigned a fixed weighting. This allows the Committee to exercise its discretion and increase or decrease the payout factor when assessing overall performance. Its discretion ensures that the award is not unduly impacted by an unusual result in any one area. The business measures that the Committee considers are commonly used in our industry. They include, among other measures, stock performance, annual stock performance against peers, production volumes, safety and environmental incidents, and reserve-related metrics. The Committee also assesses costs, including finding and development, operating and administrative. The business measures are assessed against objectives in light of our external environment and current business circumstances, including key projects and initiatives critical to Nexen’s success. Both absolute performance and performance relative to peers are reviewed. The Committee also considers management’s assessment of Nexen’s performance and progress against the strategic plan.

If Nexen does not achieve the minimum pre-determined performance level of any component of the objective measures, no allocation will be made for that component in the overall assessment of the payout factor. The Committee’s assessment of the subjective measures could also result in a decrease of the payout factor. Alternatively, exceptional performance in our objective and subjective measures may be rewarded with a 200% payout factor, which is the maximum allowed under the annual incentive plan. Exceptional performance means that we exceeded our objective measure targets by at least 25%. For 2008, the Committee considered that Nexen’s overall performance exceeded our target. Record financial results and strong relative share price performance were balanced against disappointing results from the marketing division and impairment charges.

Annual Cash Incentive Payout

The cash pool available for annual incentives is allocated to employees and executives based on individual incentive target levels and performance. The targets for individual awards increase as job responsibilities grow so that the ratio of at-risk versus fixed compensation is greater for higher levels of responsibility. Individual performance is assessed by the direct supervisor and reflects performance against pre-determined objectives. The actual incentive award received by the individual may be more or less than target level. Typically, annual incentive awards range from 0 to 200% of the target for that position.

2008 Annual Incentive Targets 1

Position	Minimum	Target	Maximum
CEO [2]	0%	80%	160%
CFO [3]	0%	60%	120%
Executive VPs	0%	60%	120%
Senior VPs	0%	45%	90%

Notes:

1       Reflects percentage of base salary on December 31, 2008.

2       The target decreased to 75% and the maximum to 150% effective January 1, 2009 with the appointment of the new CEO.

3       The target decreased to 50% and the maximum to 100% effective January 1, 2009 with the appointment of the new CFO.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	43

Reimbursement

If, as a result of misconduct, Nexen’s performance results were restated in a way that decreased the incentive awards, the CEO and CFO would reimburse Nexen proportionately as required by law.

While Nexen is aligned and committed to the US requirements for clawbacks, we are consulting with industry leaders and shareholder advisory groups to better understand the development of clawback policy models in Canada. Identified barriers to implementation include employment law, enforcement and tax issues. Nexen is working to implement a more formal solution that effectively addresses alignment of shareowner and executive interests by ensuring that compensation is not increased as a result of willful misconduct.

SHARE PERFORMANCE GRAPH

While share performance is not the only indicator of pay levels, a more direct alignment can be seen with our annual incentive program and the value realized by employees participating in our long-term incentive programs. There has not been a direct correlation between base salary levels and Nexen share performance. The sharp increase to our share price from 2004 to 2005 is consistent with the company’s strong performance year in 2005. The result was a payout factor of 200% for the annual incentive program. The less dramatic movement in our share price in subsequent years is partially reflected by our payout factors declining to 120% in 2006 and 88% in 2007. As indicated by the downward movement in the graph, the turbulence in the global financial markets in 2008 has impacted Nexen’s share price, not unlike other publicly traded companies. While this is unfavorable, our share performance captured in this graph reflects a point in time and is generally consistent with companies in our sector for 2008. In 2008, our performance exceeded target, including record financial results and strong relative share price performance. These successes were balanced by disappointing results from the marketing division and impairment charges. The resulting payout factor for 2008 was 120%. For long-term incentives, the downward shift in our share price has significantly decreased the in-the-money value.

The following graph shows the change in a $100 investment in Nexen common shares over the past five years, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Sector Index and the S&P/TSX Oil & Gas Exploration & Production Index as at December 31, 2008. Our common shares are included in each of these indices.

Total Return Index Values 1

	2003/12	2004/12	2005/12	2006/12	2007/12	2008/12
Nexen Inc.	100.00	104.63	239.28	278.11	279.00	187.59
S&P/TSX Oil & Gas Exploration & Production Index	100.00	140.68	244.28	247.51	272.59	188.70
S&P/TSX Energy Sector Index	100.00	130.29	212.94	225.84	244.43	161.63
S&P/TSX Composite Index	100.00	114.48	142.10	166.63	183.01	122.61

Note:

1       Assuming an investment of $100 and the reinvestment of dividends.

44	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

SHARE OWNERSHIP GUIDELINE

All executive officers demonstrate their commitment to Nexen by holding more shares than required under our board-approved guideline. Shares must be accumulated within five years from the date the executive was appointed. Share ownership includes the net value of exercisable options or TOPs, flow-through shares, shares purchased and held within the Nexen employee savings plan and any other personal holdings. The guideline is reviewed periodically by the Compensation Committee and the board. See page 63 for the current share ownership of each named executive.

Position	Required Share Ownership
CEO	Three times annual salary
CFO	Two times annual salary
Other executive officers	One times annual salary

LONG-TERM INCENTIVES

Nexen’s long-term incentive program, the TOPs and STARs plans, provides employees with a long-term incentive to sustain high performance, demonstrate commitment to Nexen and, most importantly, align their interests with those of our shareowners. As Nexen’s share price rises, grants increase in value. TOPs or STARs are granted to employees, based on internal organization levels, whose actions can most directly impact our business results. Named executives are granted TOPs.

In determining the number of TOPs and STARs to grant each year, Nexen considers the program’s dilutive impact on shareowners and market information on stock options and other forms of long-term incentives. Market information also determines the extent to which employees at different levels participate in the program. The Compensation Committee reviews and recommends TOPs plan amendments for the board to approve. Management and the Compensation Committee continue to consider alternative long-term incentive programs used by our peers, including full-value plans such as DSUs, restricted share units and performance-based stock options. At this time, TOPs and STARs continue to best meet Nexen’s objectives, considering competitive position, retention value, tax effectiveness for both our employees and Nexen, shareowner interests and dilution levels.

TOPs Plan

Our TOPs plan has been in place since 2004. It allows employees to either:

•    exchange their vested TOPs for a cash payment equal to the difference between the grant price and the closing market price of our common shares on the date the TOPs were exchanged; or

•    exercise their TOPs for shares. Nexen common shares are issued for TOPs on a one-for-one basis.

When employees exchange their TOPs for cash:  i) no shares are issued, which prevents further shareowner dilution over time; and, ii) Nexen receives a Canadian income tax deduction.

2008 TOPs Plan Exercises and Exchanges

Total Exercised or Exchanged	Exercised for Shares	Exchanged for Cash
5,749,570	1,910,488 (33%)	3,839,082 (67%)

TOPs do not provide employees with the right to vote the underlying shares. The TOPs plan is Nexen’s only equity-based compensation arrangement for the purposes of disclosure requirements.

The board, on the recommendation of the Compensation Committee, may grant TOPs to Nexen officers and employees. TOPs granted before February 2001 have a term of ten years; 20% of the grant vested after six months and 20% vested each year for four years on the grant’s anniversary. TOPs granted after February 2001 have a term of five years and vest one-third each year for three years. The board has the discretion to set vesting periods within the five-year term. To allow for the exceptional circumstances of the retirement of Nexen’s CEO in 2008, the CEO’s 2008 TOPs grant was reduced and the vesting set at one-half each year over two years. Normal retirement provisions in the plan apply and will result in the expiry and cancellation of 50% of this grant.

Generally, if a change of control event occurs (as defined in the TOPs plan), all issued but unvested options will vest. See page 84 for more information on the TOPs plan.

STARs Plan

The STARs plan, introduced in 2001, provides a cash payment to participants equal to the appreciation in Nexen’s share price between the date the STARs are granted and the date they are exercised. STARs are typically granted to employees below mid-level department manager. They have a five-year term and vest one-third each year for three years.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	45

Grant Date and Exercise Price

TOPs and STARs are granted during the annual grant process and at the time of hiring key positions. Since 1998, the annual grants have been approved at the December board meeting. According to our plans, the CEO can approve grants to key new hires, and typically, they occur shortly after the hire date. Under the plans, the exercise price is the closing market price of Nexen’s common shares on the relevant stock exchange (TSX for Canadian-based employees or NYSE for US-based employees) on the day before the grant is approved. Accordingly, backdating is not allowed. Nexen’s grants are not intentionally timed to occur immediately prior to the release of material information (spring-loaded). The exercise price of existing TOPs or STARs may not be reduced except for automatic adjustments, such as a share split, or according to TSX rules. Accordingly, repricing is not allowed.

Options Outstanding and Shares Reserved for Issue

We limit the combined annual grants of TOPs and STARs (even though STARs are not dilutive) to less than 2% of total outstanding shares (on a non-diluted basis). The total TOPs granted, plus shares reserved for future issue under equity-based compensation programs, will not exceed 10% of our total outstanding shares (on a non-diluted basis). Since the implementation of the tandem feature in 2004, 9,788,475 shares have been issued at December 31, 2008, representing 1.9% dilution.

TOPs Plan Information as of March 2, 2009

Common Shares Authorized for Issue	Common Shares Reserved for Future Options	Total Common Shares Authorized and Reserved
24,891,710 (4.78%)	2,520,462 (0.49%)	27,412,172 (5.27%)

Grants in the Last Three Years

Our 2008 long-term incentives recognized employees for high performance, future potential within Nexen and retention risk.

Year	Granted to Executive Officers	Granted to Employees	Percentage of Employees Receiving Grants	Total Number Granted
TOPs
2008	1,526,000	2,008,100	6%	3,534,100
2007	1,735,000	2,272,100	7%	4,007,100
2006 [1]	1,480,000	3,321,000	7%	4,801,000
STARs
2008	–	4,917,200	53%	4,917,200
2007	–	4,194,600	54%	4,194,600
2006 [1]	–	4,508,600	51%	4,508,600

Note:

1       Numbers of TOPs and STARs granted have been adjusted to account for Nexen’s two-for-one share splits in May 2005 and May 2007.

46	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

BENEFIT AND PENSION PLANS

Our benefit and pension plans support the health and well-being of our employees and encourage retirement savings. The plans are reviewed periodically to ensure they remain competitive and continue to meet our objectives. Market survey data is reviewed to ensure the plans provide benefits between the 50th and 75th percentile of plans within our peer group. Named executives participate in the same plans provided to all employees at the same location.

Disclosure in this document is specific to the Canadian plans in which the named executives participate. Nexen provides a variety of other benefit and pension plans outside of Canada that reflect local market practices.

Health and Welfare Benefits

Our benefit plans are designed to protect employees’ health and that of their dependants, and cover them in the event of disability or death. Under the flexible benefit plans, employees choose the level of coverage that best fits their needs. Those who select enhanced coverage levels are required to contribute to the cost of that coverage.

Employee Savings Plan

To help employees save for their future and encourage ownership in the company, Nexen provides the incentive and opportunity to accumulate savings through an employee savings plan. In the plan, all eligible Canadian employees may contribute, through payroll deduction, any percentage of their base salary to purchase Nexen common shares, mutual fund units or a combination of both. Nexen matches employee contributions up to 6% of base salary, depending on the investment option and how long the employee has participated in the plan. Nexen contributions are invested in our common shares purchased on the open market and vest immediately. All contributions may be allocated to registered or non-registered accounts. Employees may vote the Nexen common shares they hold in their employee savings plan.

Defined Benefit Pension Plan

Canadian employees of Nexen elect, upon hire, to participate in either the defined contribution pension plan or the defined benefit pension plan, both of which are registered. All named executives participated in the defined benefit pension plan in 2008. Features of the plan are:

•       participant contributions at 3% of their regular gross earnings (up to an annual plan maximum);

•       retirement benefits at 1.8% (1.7% for years prior to 2005) of their average earnings for the 36 highest-paid consecutive months during the 10 years before retirement, multiplied by the years of credited service;

•      integration with Canada Pension Plan (CPP) to provide a maximum offset of one-half of the current CPP benefit, pro-rated by years of credited service to a maximum of 35 years;

•       benefits on retirement that are generally paid monthly for the life of the retiree, subject to payment elections;

•       members who retire after 10 years of service are eligible for an early retirement benefit at age 55 with a 4% per year early retirement reduction for each year that benefits commence prior to age 60; and

•       ability for participants to periodically switch between the defined benefit pension plan and defined contribution pension plan at different stages in their career.

Plan participants may annually elect to increase their defined benefit accrual formula from 1.8% to 2%. Employees who choose this option must contribute an additional 2% of pensionable earnings up to an allowable maximum under the Canadian Income Tax Act. The maximum employee contribution allowed under the defined benefit pension plan in 2008 was $11,200.

The normal form of benefit paid is a joint life and survivor benefit with a five-year guarantee. It is payable for the participant’s lifetime and provides the spouse with a survivor benefit of 662/3% of the monthly payment. If the participant dies before receiving 60 monthly payments, the five-year guarantee allows the surviving spouse to receive the balance of the 60 monthly payments first and then the reduced survivor pension of 66 2/3%.

Pension benefits earned prior to January 1, 1993 may be indexed at the discretion of management’s pension committee, considering increases in the consumer price index. Pension benefits earned after December 31, 1992 are indexed annually between 0 and 5% based on the greater of:

•      75% of the increase in the consumer price index, less 1%; and

•      25% of the increase in the consumer price index.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	47

Pension Benefit Obligation

At December 31, 2008, as indicated in the notes to our consolidated financial statements, the:

•  registered pension plan’s accumulated benefit obligation (the projected benefit obligation, excluding future salary increases) for the defined benefit plan was $179 million, which includes all active and inactive plan participants; and

•  projected benefit obligation was $203 million.

The projected benefit obligation is an accounting-based value of the contractual entitlements that will change over time. The method used to determine this estimate will not be identical to those used by others and, as a result, the estimate may not be directly comparable across companies. The key assumptions used for the projected benefit obligation were:

•       a discount rate of 5.25% per year as at December 31, 2007;

•       a discount rate of 6.5% per year as at December 31, 2008;

•       a long-term compensation rate increase of 4% per year; and

•       an assumed rate of inflation of 2.5% per year.

Executive Benefit Plan

The executive benefit plan is available to all Canadian employees. It provides supplemental retirement benefits for either defined benefit or defined contribution participants who have earned a retirement benefit in excess of the statutory limits, which varies by employees’ pension elections. This allows employees to fully accrue a pension that is aligned with their earnings level and is competitive within our market. For defined benefit plan participants, any supplemental benefits will accrue and be paid monthly in a similar manner to the underlying defined benefit pension plan set out above on page 47. For named executives, annual cash incentive payments during the last three years of plan participation are included for benefit accrual purposes, based on the lesser of target bonus or actual bonus paid.

Pension Benefit Security

The pension expense for this supplemental plan is accounted for annually. Benefits are paid from Nexen’s cash flows and reduce the related pension liability. As liabilities under this plan are unfunded, a level of protection is provided to participants through a letter of credit. The letter of credit is intended to make participants secured creditors for the unfunded pension obligation under the executive benefit plan. The cost of servicing the letter of credit in 2008 for all plan participants was $917,237.

Pension Benefit Obligation

At December 31, 2008, as indicated in the notes to our consolidated financial statements, the:

•  supplemental pension plan’s accumulated benefit obligation (the projected benefit obligation, excluding future salary increases) for the defined benefit plan was $49 million, which includes all active and inactive plan participants; and

•  projected benefit obligation was $62 million.

The projected benefit obligation and the key assumptions used for the projected benefit obligation are the same as those used for the registered pension plan.

As of January 1, 2005, the executive benefit plan was amended to provide a supplemental pension allocation for defined contribution pension plan participants who are impacted by annual statutory contribution limits. In 2008, the sum of all supplemental allocations for eligible participants was $50,061 and is estimated to be $53,000 in 2009.

Retirement Benefits

All Nexen retirees are provided with retirement benefits that consist of a $5,000 life insurance policy and reimbursement for provincial health care premiums, if applicable.

48	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

EXECUTIVE COMPENSATION

•  New 2008 goals and results disclosure (see page 59)

•  Disclosure of the executive benefit plan portion of the estimated annual pension benefit (see page 65)

•  Additional details of payments on termination (see page 66)

•  Payments on resignation (see page 67)

NAMED EXECUTIVE OFFICERS

Marvin Romanow         President and CEO

                               (formerly EVP and CFO)

Charlie Fischer          (Retired) President and CEO

Larry Murphy             EVP, International Oil and Gas

Roger Thomas           EVP, North America

Gary Nieuwenburg      SVP, Synthetic Crude

CEO COMPENSATION, GOALS AND RESULTS

Charlie Fischer’s base salary and annual cash incentive, totaling $2,848,750 for 2008, was competitive within the range of our oil and gas peer group. His 2008 annual cash incentive of $1,500,000 was based on an overall positive assessment of Nexen’s performance and his contribution. See page 58 for details and page 59 for his goals and results.

COST OF MANAGEMENT RATIO

In the last three years, Nexen’s market capitalization  decreased by more than $3 billion; virtually all of which occurred in the second half of 2008. See page 57 for details of the cost of management ratio. The current global financial situation changes the context of this metric, reducing its meaning.

SUMMARY COMPENSATION

Total compensation for all named executives in 2008 was $16,601,303. See page 58 for details.

INCENTIVE PLAN AWARDS

The total value of equity at risk for Charlie Fischer was $25,738,845 and for all of the other named executives was $16,397,385. See page 61 for incentive plan awards (TOPs) granted and exercised in 2008 and page 62 for TOPs outstanding.

EQUITY OWNERSHIP

The named executives’ equity ownership exceeds the minimum ownership guideline set by the board. Marvin Romanow, for example, holds 14 times the equity required by his guideline as CFO and eight times the requirement as CEO. See pages 51 and 63 for details.

TRADING IN COMPANY SECURITIES

We have a policy in place to help prevent insider trading and to remind all employees of the confidential information they may have from time to time. See page 63 for details.

PENSION PLAN BENEFITS

This section sets out the total change in pension benefit obligations from December 31, 2007 to December 31, 2008 and, for the named executives, it decreased by $1,169,000. See page 64 for details.

OTHER COMPENSATION

Named executives also participate in the same benefit and pension plans provided to all employees at the same location. In 2008, all other compensation, including perquisites, for all named executives was $416,627. See page 66 for details.

OBLIGATIONS ON TERMINATION

The total incremental cost to Nexen for obligations to the named executives if a change of control event occurred on December 31, 2008 was estimated to be $45,277,685. See pages 66 through 68 for complete details of all obligations on termination.

Accountable for Nexen’s results. Paid for performance.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	49

MARCH 2, 2009

50	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

NAMED EXECUTIVE OFFICERS

Our named executive officers (named executives) are the CEO, CFO and the next three highest paid officers. Their profiles provide a short biography, three-year compensation history and their share ownership status at year end. See the summary compensation table on page 58 for details. Mr. Romanow became the President and CEO on January 1, 2009 and Mr. Reinhart became the CFO on January 1, 2009.

Experience Nexen: 19 years Industry: 32 years

Marvin Romanow, 53, has been the President and CEO since January 1, 2009. Formerly, he was the EVP and CFO. Prior to this, he held a variety of finance positions at Nexen, beginning as
Vice President (VP), Finance in 1997 and VP and CFO in 1998.

Before coming to Nexen, he was with Wascana Energy Inc. He held senior positions in engineering, operations, finance and planning with Amoco Canada and Dome Petroleum Ltd.

Marvin holds a Master of Business Administration degree and a Bachelor of Engineering degree (with great distinction), both from the University of Saskatchewan. He is a graduate of the Advanced Management Programme from INSEAD in France. Marvin is a director of Canexus Income Fund.

Marvin F. Romanow President and Chief Executive Officer (since January 1, 2009) Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk		Multiple of Salary
Three times annual salary (as CEO)	$ 8,479,331		8
Two times annual salary (as CFO)	$ 8,479,331		14

Three-Year Look-Back
	3-Year Total	2008	2007	2006
Cash
Base Salary	1,695,500	601,250	566,250	528,000
Annual Cash Incentive [1]	1,432,000	700,000	330,000	402,000
Equity
Value of TOPs [2]	5,738,219	2,747,514	1,533,060	1,457,645
Total Direct Compensation	8,865,719	4,048,764	2,429,310	2,387,645
All Other Compensation [3]	354,218	119,016	117,129	118,073
Pension Value [4]	1,175,900	317,800	323,300	534,800
Total Compensation	10,395,837	4,485,580	2,869,739	3,040,518

Notes:

1	Includes discretionary recognition in 2008 for the acquisition of an additional interest in OPTI.
2

Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date. The value is based on a grant of 180,000 TOPs on December 8, 2008, and of 295,000 TOPs on January 2, 2009, upon his appointment as President and CEO.

3

Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring. Also includes the fees Mr. Romanow is paid as a director of Canexus.

4	Represents the current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions.

On January 1, 2009, Mr. Romanow was appointed to the position of President and CEO of Nexen. In recognition of this appointment, Mr. Romanow’s annual base salary and annual cash incentive target increased to $1.1 million and 75%, respectively. An equity grant of 295,000 TOPs with a grant price of $21.45 per share was also approved. While the general terms of Mr. Romanow’s existing change of control agreement were unchanged, the following retirement provision was amended. In the event of a change of control, Mr. Romanow will now be deemed to retire and his pension will commence upon the later of the completion of the severance period and the attainment of age 55, without any applicable early retirement reduction.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	51

Experience Nexen: 15 years Industry: 37 years

Charlie Fischer, 58, is the retired President and CEO. Formerly, he was EVP and COO responsible for conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. He joined Nexen in 1994 following service with Dome Petroleum Ltd., Hudson’s Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Charlie graduated from the University of Calgary with a Bachelor of Science degree in Chemical Engineering in 1971 and a Masters in Business Administration, Finance in 1982.

Charles W. Fischer (Retired) President and Chief Executive Officer Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk		Multiple of Salary
Three times annual salary	$ 25,738,845		19

Three-Year Look-Back
	3-Year Total	2008	2007	2006
Cash
Base Salary	3,773,750	1,348,750	1,275,000	1,150,000
Annual Cash Incentive [1]	4,216,000	1,500,000	916,000	1,800,000
Equity
Value of TOPs [2]	12,366,614	2,245,760	5,110,200	5,010,654
Total Direct Compensation	20,356,364	5,094,510	7,301,200	7,960,654
All Other Compensation [3]	355,506	124,245	119,640	111,621
Pension Value [4]	3,561,900	938,800	949,300	1,673,800
Total Compensation	24,273,770	6,157,555	8,370,140	9,746,075

Notes:

1	Includes discretionary recognition in 2008 for a number of critical business initiatives and $500,000 in 2006 for the success of Buzzard.
2	Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.
3

Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen. Also includes the maximum reimbursement amount for financial counselling, luncheon and golf club memberships, medical exam and security monitoring.

4	Represents the current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions.

CEO Look-Back Total-Take

From when Mr. Fischer became CEO on June 1, 2001, up to December 31, 2008, Nexen’s market capitalization increased $6,390 million. Mr. Fischer’s total direct compensation for that same period was $37,233,614, including cash and equity. This represents 0.58% of the increase in market capitalization over this period.

Mr. Fischer retired from Nexen on December 31, 2008. He also resigned from the board of directors.

52	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Experience Nexen: 15 years Industry: 27 years

Kevin Reinhart, 50, has been SVP and CFO since January 1, 2009. Prior to this, he was SVP, Corporate Planning and Business Development. Since joining Nexen as Controller in 1994, he has assumed increasing responsibilities and has held various positions, including Director of Risk Management and Treasurer. Prior to Nexen, Mr. Reinhart held senior management positions in a public accounting firm.

Mr. Reinhart is a Chartered Accountant and holds a Bachelor of Commerce degree from Saint Mary’s University in Halifax.

Kevin is a director of Canexus Income Fund.

Kevin J. Reinhart Senior Vice President and Chief Financial Officer (since January 1, 2009) Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary
Two times annual salary	$ 2,854,808	8

On January 1, 2009, Mr. Reinhart was appointed to the position of Senior Vice President and CFO of Nexen. In recognition of this appointment, Mr. Reinhart’s annual base salary and annual cash incentive target changed to $440,000 and 50%, respectively. An equity grant of 50,000 TOPs with a grant price of $21.45 per share was also approved.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	53

Experience Nexen: 23 years Industry: 36 years

Larry Murphy, 57, has been EVP, International Oil and Gas since November 1, 2007. Prior to this, he was SVP, International Oil and Gas. Mr. Murphy has been with Nexen since 1986 in a variety of positions in Canadian operations, corporate planning and international, including VP of the international division and President of our primary international operating subsidiary.

Larry has a Bachelor of Science degree in Mechanical Engineering from University College, Dublin, Ireland.

Laurence Murphy Executive Vice President, International Oil and Gas Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk		Multiple of Salary
One times annual salary	$ 3,357,169		6

Three-Year Look-Back
	3-Year Total	2008	2007	2006
Cash
Base Salary	1,497,083	546,250	495,833	455,000
Annual Cash Incentive [1]	1,345,000	400,000	303,000	642,000
Equity
Value of TOPs [2]	3,511,177	921,536	1,405,305	1,184,336
Total Direct Compensation	6,353,260	1,867,786	2,204,138	2,281,336
All Other Compensation [3]	171,433	60,508	57,214	53,711
Pension Value [4]	1,449,900	285,800	583,300	580,800
Total Compensation	7,974,593	2,214,094	2,844,652	2,915,847

Notes:

1	Includes a $300,000 special bonus in 2006 for the successful completion of Buzzard.
2	Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.
3

Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen. Also includes the maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring.

4	Represents the current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions.

54	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Experience Nexen: 29 years Industry: 31 years

Roger Thomas, 56, has been EVP, North America since November 1, 2007. From January 1998, he was SVP, Canadian Oil and Gas. Since joining Nexen in 1978, he has held a variety of positions, including business manager, specialty chemicals; division VP, oil and gas marketing; and division VP, corporate planning.

Roger attended both the University of Toronto and York University, graduating with a Bachelor of Arts degree in Economics/History. He is a graduate of the Executive Program at the University of Michigan.

Roger D. Thomas Executive Vice President, North America Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk		Multiple of Salary
One times annual salary	$ 1,860,992		3

Three-Year Look-Back
	3-Year Total	2008	2007	2006
Cash
Base Salary	1,475,000	542,500	487,500	445,000
Annual Cash Incentive [1]	1,047,000	436,000	275,000	336,000
Equity
Value of TOPs [2]	3,511,177	921,536	1,405,305	1,184,336
Total Direct Compensation	6,033,177	1,900,036	2,167,805	1,965,336
All Other Compensation [3]	169,964	60,188	56,690	53,086
Pension Value [4]	1,793,900	265,800	792,300	735,800
Total Compensation	7,997,041	2,226,024	3,016,795	2,754,222

Notes:

1	Includes discretionary recognition in 2008 for the acquisition of an additional interest in OPTI.
2	Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.
3

Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen. Also includes the maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring.

4	Represents the current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	55

Experience Nexen: 28 years Industry: 28 years

Gary Nieuwenburg, 50, has been SVP, Synthetic Crude since November 1, 2007. Prior to this, he was VP, Synthetic Crude since July 2002, responsible for the newly-formed synthetic crude business unit in Canadian Oil and Gas.

Mr. Nieuwenburg was with Wascana Energy Inc. before coming to Nexen. He has held various positions of increasing responsibility,  including division VP, exploration and production, Canadian Oil and Gas and VP, Corporate Planning and Business Development.

Gary is a Mechanical Engineering graduate of the University of Manitoba. He is a member of the Management Committee of Syncrude Canada Ltd., a joint venture in which Nexen owns 7.23%.

Gary H. Nieuwenburg Senior Vice President, Synthetic Crude Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk		Multiple of Salary
One times annual salary	$ 2,699,893		6

Three-Year Look-Back
	3-Year Total	2008	2007)	2006
Cash
Base Salary	1,106,017	416,500	360,667	328,850
Annual Cash Incentive [1]	766,000	365,000	191,000	210,000
Equity
Value of TOPs [2]	2,304,808	542,080	851,700	911,028
Total Direct Compensation	4,176,825	1,323,580	1,403,367	1,449,878
All Other Compensation [3]	153,389	52,670	48,775	51,944
Pension Value [4]	693,900	141,800	267,300	284,800
Total Compensation	5,024,114	1,518,050	1,719,442	1,786,622

Notes:

1	Includes discretionary recognition in 2008 for the acquisition of an additional interest in OPTI.
2	Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.
3

Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen. Also includes the maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring.

4	Represents the current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions.

56	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Cost of Management Ratio

The following information is for our named executives and represents the total compensation cost for the three-year period January 1, 2006 through December 31, 2008, presented as a percentage of market capitalization growth. The current global financial situation has resulted in a reduction in shareowner value for 2008. In this context, the meaning of this metric is reduced. For greater clarity, see the Share Performance Graph on page 44. The Compensation Committee reviews similar information in their discussion of CEO compensation.

	Total	2008	2007	2006
Total cost ($millions)[1]	55.7	16.6	18.8	20.3
Market capitalization growth ($millions)	(3,340)	(5,800)	90	2,370
As a % of market capitalization growth	—	—	20.91%	0.86%

Note:

1	See page 58 for total compensation of each named executive.

GENERAL INFORMATION

Other Officers

Brian C. Reinsborough	Senior Vice President, US Oil and Gas
Timothy J. Thomas	Senior Vice President, Canadian Oil and Gas
Randy J. Jahrig	Vice President, Human Resources and Corporate Services
Kim D. McKenzie	Vice President and Chief Information Officer
Eric B. Miller	Vice President, General Counsel and Secretary
Una M. Power	Vice President, Corporate Planning and Business Development
Brendon T. Muller	Controller
J. Michael Backus	Treasurer
Rick C. Beingessner	Assistant Secretary
Sylvia L. Groves	Assistant Secretary

Share Splits

All grant prices and numbers granted have been adjusted to account for the May 2005 and May 2007 share splits.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	57

SUMMARY COMPENSATION TABLE

To determine the next three highest paid officers after the CEO and CFO, we total their salary, estimated option-based award value, non-equity incentive plan compensation and all other compensation as shown below. Grants of TOPs are considered option-based awards under applicable disclosure requirements. We do not award share-based awards or non-equity incentive plan compensation under long-term incentive plans, as these terms are used in applicable disclosure requirements.

Option-Based
Name and			TOPs Awards	Estimated TOPs	Non-Equity Incentive Plan	Pension	All Other	Total
Principal Position	Year	Salary	(#)	Value [1]	Compensation [2,3]	Value [4]	Compensation [5]	Compensation
Charles W. Fischer, (Retired) President and CEO	2008 2007 2006	1,348,750 1,275,000 1,150,000	400,000 [6] 600,000 550,000	2,245,760 5,110,200 5,010,654	1,500,000 916,000 1,800,000	938,800 949,300 1,673,800	124,245 119,640 111,621	6,157,555 8,370,140 9,746,075
Marvin F. Romanow, [7] Executive VP and CFO	2008 2007 2006	601,250 566,250 528,000	475,000 180,000 160,000	2,747,514 [8] 1,533,060 1,457,645	700,000 330,000 402,000	317,800 323,300 534,800	119,016 117,129 118,073	4,485,580 2,869,739 3,040,518
Laurence Murphy, Executive VP, International Oil and Gas	2008 2007 2006	546,250 495,833 455,000	170,000 165,000 130,000	921,536 1,405,305 1,184,336	400,000 303,000 642,000	285,800 583,300 580,800	60,508 57,214 53,711	2,214,094 2,844,652 2,915,847
Roger D. Thomas, Executive VP, North America	2008 2007 2006	542,500 487,500 445,000	170,000 165,000 130,000	921,536 1,405,305 1,184,336	436,000 275,000 336,000	265,800 792,300 735,800	60,188 56,690 53,086	2,226,024 3,016,795 2,754,222
Gary H. Nieuwenburg, Senior VP, Synthetic Crude	2008 2007 2006	416,500 360,667 328,850	100,000 100,000 100,000	542,080 851,700 911,028	365,000 191,000 210,000	141,800 267,300 284,800	52,670 48,775 51,944	1,518,050 1,719,442 1,786,622

Notes:

1

Reflects the estimated fair value under the Black-Scholes pricing model of TOPs granted in the year. The key assumptions of this valuation include current market price of the stock, exercise price of the option, option term, risk-free interest rate, turnover, dividend yield of stock and volatility of stock return. The actual value realized will depend on the Nexen share price at the time of exercise. The accounting fair value is calculated using the intrinsic value method, which is the difference between the market price of the stock and the exercise price of the option. The difference between these valuation methods is the TOPs value included in this column as the intrinsic value was nil at year end. Management’s consultant provides the annual Black-Scholes value. There were no amendments to the exercise price of TOPs in 2008.

2

Reflects the value of awards earned in each year under Nexen’s annual cash incentive program. The awards are paid in the following calendar year based on their salary on December 31 of the previous year.

3

For Messrs. Fischer, Romanow, Thomas and Nieuwenberg, includes discretionary recognition in 2008 for a number of critical business initiatives. For Messrs. Fischer and Murphy, includes a discretionary award in 2006 for the success of Buzzard of $500,000 and $300,000, respectively.

4	Represents the current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions.
5

The total value of the perquisites portion of All Other Compensation provided to each executive is less than $50,000 and less than 10% of their annual salary. See the All Other Compensation table on page 66 for details of these amounts.

6

TOPs awarded to Mr. Fischer in 2008 have a two-year vesting schedule. As vested TOPs can be exercised up to 18 months after retirement, 50% of this grant will expire and be cancelled in accordance with the provisions of the plan.

7

Mr. Romanow is a director of Canexus and was paid fees of $34,000, received notional deferred trust units of Canexus valued at $15,600 and distributions on his trust units of $6,399 in 2008. In 2007, he was paid fees of $32,500, received notional deferred trust units of Canexus valued at $19,560 and distributions on his trust units of $4,259. In 2006, he was paid fees of $34,000, received notional deferred trust units of Canexus valued at $24,000 and distributions on his trust units of $2,571. These amounts are included in the All Other Compensation table on page 66.

8

Mr. Romanow was appointed President and CEO effective January 1, 2009 and received a grant of 295,000 TOPs upon appointment. The TOPs value of this grant is $1,771,770 and the value of the 180,000 TOPs granted on December 8, 2008 is $975,744.

Changes in Compensation Arrangements in 2008

We did not introduce any new compensation or benefit program in 2008 for Nexen’s named executives.

As seen in the table above, the December 2008 TOPs awards expected values have decreased from the prior years. While Nexen’s share price was falling during the time of grant, we did not feel it was necessary to increase the grant size to maintain the expected value year over year. Our 2008 program was designed with a long-term perspective of share value and to avoid unintended windfall when financial markets recover.

The compensation paid to named executives in 2008 is consistent with our philosophy and objectives of targeting total compensation between the 50th and 75th percentile as detailed on pages 41 through 42.

58	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Changes in Pension Obligations

The Summary Compensation Table shows the year-over-year change in pension obligations. The value reflects the current service cost, less required member contributions to the plan, plus any changes in obligations resulting from compensation increases over actuarial assumptions. Actual compensation changes may vary from the assumed rate of compensation increase and will vary among each executive from year to year. These values differ from the termination values reported under the change of control agreements on page 68, which disclose additional lump sum pension benefits provided if a change of control occurs.

CEO COMPENSATION AND
2008 GOALS AND RESULTS

The CEO’s responsibility is to provide leadership in setting and achieving goals that create value for our shareowners in the short and long term. Mr. Fischer’s 2008 annual cash incentive award was based on the corporate results described on page 43, which determined the total cash available for the awards. Cash incentive awards are determined from the available pool and distributed to individuals based on specific annual goals. Based on the board’s assessment of Mr. Fischer’s achievement of objectives, and their positive assessment of his contribution to continued shareowner value growth and strategic plan execution, he was awarded an annual cash incentive of $1,500,000, which is his target bonus times 137%. The incentive includes discretionary recognition for a number of critical business initiatives achieved in the year. Mr. Fischer’s 2008 goals and results are outlined below.

Develop and implement a corporate strategy, balancing
short-term growth while positioning Nexen for sustainable growth.

In 2008, Mr. Fischer once again led the management team in a review of our strategic plan, which is focused on creating long-term sustainable growth. Out of this review, the one-year annual operating plan was developed and subsequently approved by the board. In 2008, 45% of oil and gas capital was invested in next-generation, new-growth projects such as the Usan development offshore West Africa, shale gas, CBM, future oil sands phases and conventional exploration. These investments support a long-term strategy for sustainable growth.

Achieve capital, operating, and general and administrative cost performance targets set out in the annual operating plan (AOP).

Mr. Fischer demonstrated his ability to manage costs successfully in 2008 despite the volatile economic environment. The majority of Nexen’s production has low operating costs and low royalties. This is generating cash netbacks that are among the highest in the industry. As a result, our assets are capable of generating positive cash flows despite recent declines in commodity prices.

Capital investments in 2008 of approximately $2.5 billion in oil and gas exploration and development activities added 74 million boe of proved reserves before negative economic revisions of 50 million boe. Many of our projects are characterized by multi-year investments where capital is invested, in some instances, years before reserves can be recognized. Measuring proved reserves additions against capital expenditures for a one-year period, and in some cases even a three-year period, is not meaningful and does not tell the whole Nexen story.

Achieve targets for operating cash flow, earnings, production levels and reserve replacement set out in the AOP.

In 2008, under Mr. Fischer’s leadership, Nexen generated record cash flow in excess of $4.2 billion and earnings of approximately $1.7 billion despite losses incurred by the marketing division and impairment charges. The marketing division reported significant cash flow losses in 2008. Nexen has exited positions that do not support its physical marketing business, which was challenging given the lack of liquidity in the market, fewer counterparties and deteriorating commodity prices. Earnings in 2008 were impacted by an impairment charge of $317 million (after tax) relating to oil and gas properties in the Gulf of Mexico and the North Sea. These properties were written down to their fair value, based on the estimated total future discounted net cash flows. Production levels reflected a modest increase over 2007 despite hurricane downtime.

Maintain financial flexibility and liquidity to support our business strategies.

With Mr. Fischer’s direction, we achieved better than target results related to financial flexibility and liquidity. In 2008, cash flow exceeded capital investment by over $1 billion. This excess was used to repurchase approximately 12 million shares for $338 million and build cash balances. A portion of this cash was used to fund the acquisition of an additional 15% in the Long Lake project and joint venture lands. Nexen has no debt

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	59

maturities until 2012 and the average term of its public debt is approximately 18 years. We are well positioned to weather the downturn in the economy given our strong liquidity.

Achieve top-quartile performance in health, safety and environmental performance and social responsibility.

Mr. Fischer is highly committed to social responsibility. Nexen improved its employee injury rates over 2007, just missing its best ever result set in 2006. There were no major environmental incidents in the year. Nexen continues to be recognized as a leader in sustainable business practices and was included again in the Dow Jones Sustainability Index and the Jantzi Social Index for 2008.

Provide for corporate management succession and development.

Mr. Fischer led the review of Nexen’s succession plan in 2008 and demonstrated its effectiveness as we were able to fill the vacancies related to his retirement entirely with internal candidates.

Ensure Nexen adheres to the highest standards of integrity.

Mr. Fischer sets a high standard for integrity in the workplace. Nexen continued to emphasize the importance of integrity among its employees, 93% of whom attended our integrity workshop by the end of 2008.

Demonstrate his personal commitment to community and industry leadership.

Mr. Fischer filled numerous leadership roles in the community and industry. These personal and professional commitments involved a variety of organizations including the Alberta Children’s Hospital Foundation, Calgary Airport Authority, Hull Child and Family Services, Alberta Energy Research Institute and the Institute for Sustainable Energy, Environment and Economy (University of Calgary).

CEO THREE-YEAR LOOK-BACK

	3-Year Total	2008	2007	2006

Cash

Base Salary	3,773,750	1,348,750	1,275,000	1,150,000

Annual Cash Incentive [1]	4,216,000	1,500,000	916,000	1,800,000

Equity

Value of TOPs [2]	12,366,614	2,245,760	5,110,200	5,010,654

Total Direct Compensation	20,356,364	5,094,510	7,301,200	7,960,654

All Other Compensation [3]	355,506	124,245	119,640	111,621

Pension Value [4]	3,561,900	938,800	949,300	1,673,800

Total Compensation	24,273,770	6,157,555	8,370,140	9,746,075

Annual Average	8,091,257

Total Market Capitalization Growth ($millions)	(3,340)	(5,800)	90	2,370

Total Cost as a % of Market Capitalization Growth [5]	–	–	9.30%	0.41%

Notes:

1	Includes discretionary recognition in 2008 for a number of critical business initiatives and $500,000 in 2006 for the success of Buzzard.
2	Reflects the estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date. See note 1 on page 58 for details of this calculation.
3	See page 66 for details of All Other Compensation.
4	Represents the current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions.
5	The current global financial situation changes the context of this metric, reducing its meaning.

In 2008, the Compensation Committee reviewed look-back information and analyzed Mr. Fischer’s total pay and shareowner value created from the date he became CEO. In the analysis, dollar values were assigned and tallied for each compensation component including salary, annual cash incentives, TOPs awards, benefits, pension and potential payments on change of control. The Committee reviewed his total compensation relative to Nexen’s market capitalization and that of industry peers.

60	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

INCENTIVE PLAN AWARDS

To value incentive plan awards (TOPs), Nexen uses the Black-Scholes pricing model, which is a generally accepted method for measuring this type of long-term incentive. The actual value realized on exercises may be higher or lower depending on the Nexen share price at the time of exercise.

Incentive Plan Awards Granted in 2008

The term for TOPs granted in 2008 is five years and vesting is one-third each year for three years. Mr. Fischer’s grant vests over two years with 50% vesting on each anniversary. Our plan allows retirees to exercise vested TOPs up to 18 months after retirement. This means that 50% of the grant will expire and be cancelled prior to vesting under these circumstances and he will not be able to exercise them. Mr. Fischer received that component of his annual compensation (despite its long-term nature) due to his sustained high performance and his leadership on many initiatives during the year that created sustainable future value.

									Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for TOPs Term

		TOPs Granted	% of Total TOPs Granted	Exercise Price			TOPs Value	[2]	5%	10%
Name	Grant Date	(#)	to Employees	($)		Expiry Date	($)		($)	($)

Fischer	Dec. 8, 2008	400,000	10.3%	19.36	[1]	Dec. 7, 2013	2,245,760		2,139,524	4,727,789

Romanow	Dec. 8, 2008	180,000	4.6%	19.36	[1]	Dec. 7, 2013	975,744		962,786	2,127,505
	Jan. 2, 2009 [3]	295,000	7.6%	21.45		Jan. 1, 2014	1,771,770		1,748,241	3,863,155

Murphy	Dec. 8, 2008	170,000	4.4%	19.36	[1]	Dec. 7, 2013	921,536		909,298	2,009,311

Thomas	Dec. 8, 2008	170,000	4.4%	19.36	[1]	Dec. 7, 2013	921,536		909,298	2,009,311

Nieuwenburg	Dec. 8, 2008	100,000	2.6%	19.36	[1]	Dec. 7, 2013	542,080		534,881	1,181,947

Notes:

1	Reflects the closing market price of Nexen common shares on the TSX on December 5, 2008.
2	Reflects the estimated fair value of the TOPs as at December 8, 2008 using the Black-Scholes pricing model. See note 1 on page 58 for details of this calculation.
3	Mr. Romanow received this grant upon his appointment as President and CEO. The exercise price is the closing market price of Nexen common shares on the TSX on December 31, 2008.

Incentive Plan Awards – TOPs Exercised or Exchanged and Value Vested or Earned in 2008

The TOPs value realized in 2008 occurred within two months of grant expiry, demonstrating that executives are holding TOPs for the long-term, in alignment with our long-term strategy. The TOPs value vested in 2008 represents what could have been earned if named executives exercised TOPs immediately upon vesting. As shown in the table, the TOPs awards vesting in 2008 had no in-the-money value upon vesting. The actual value realized will depend on the share price at the time of exercise. Grants of TOPs are considered option-based awards under applicable disclosure requirements. We do not award named executives share-based awards or non-equity incentive plan compensation under long-term incentive plans, as these terms are used in applicable disclosure requirements.

	TOPs Awards			TOPs Awards			Non-Equity Incentive Plan Compensation

	Exercised or Exchanged	Value Realized	[1]	Vested in 2008	Value Vested in 2008	[2]	Value Earned During the Year	[3]
Name	(#)	($)		(#)	($)		($)

Fischer	600,000	6,248,500		517,500	–		1,500,000

Romanow	220,000	3,217,500		154,920	–		700,000

Murphy	–	–		132,000	–		400,000

Thomas	128,000	1,112,960		132,000	–		436,000

Nieuwenburg	58,000	522,290		93,400	–		365,000

Total	1,006,000	11,101,250		1,029,820	–		3,401,000

Notes:

1	Reflects the market price at the time of the exercise or exchange, minus the exercise price, as defined in the TOPs plan.
2	Reflects the market price at the time of vesting, minus the exercise price, as defined in the TOPs plan. All TOPs awards vesting in 2008 had an exercise price greater than the market price.
3	Represents compensation earned in 2008 and paid in 2009.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	61

Outstanding Incentive Plan Awards

						Vested and Unvested TOPs at Dec. 31, 2008 [1,2]			Vested TOPs at Dec. 31, 2008 [2]

			Exercise Price	Granted	[3]	Number of Securities Underlying Unexercised TOPs	Value of Unexercised TOPs	[4]	Number	Value	[4]
Name	Date Granted	Expiry Date	($)	(#)		(#)	($)		(#)	($)

Fischer	Dec. 14, 1999	Dec. 13, 2009	6.8125	280,000		280,000	4,098,500		280,000	4,098,500

	Dec. 12, 2000	Dec. 11, 2010	9.0250	280,000		280,000	3,479,000		280,000	3,479,000

	Dec. 7, 2004	Dec. 6, 2009	12.7175	600,000		600,000	5,239,500		600,000	5,239,500

	Dec. 6, 2005	Dec. 5, 2010	27.2850	400,000		400,000	–		400,000	–

	Dec. 4, 2006	Dec. 3, 2011	31.6000	550,000		550,000	–		368,500	–

	Dec. 3, 2007	Dec. 2, 2012	28.3900	600,000		600,000	–		204,000	–

	Dec. 8, 2008	Dec. 7, 2013	19.3600	400,000		400,000	836,000		–	–

Total				3,110,000		3,110,000	13,653,000		2,132,500	12,817,000

Romanow [5]	Dec. 12, 2000	Dec. 11, 2010	9.0250	200,000		200,000	2,485,000		200,000	2,485,000

	Dec. 7, 2004	Dec. 6, 2009	12.7175	228,000		228,000	1,991,010		228,000	1,991,010

	Dec. 6, 2005	Dec. 5, 2010	27.2850	124,000		124,000	–		124,000	–

	Dec. 4, 2006	Dec. 3, 2011	31.6000	160,000		160,000	–		107,200	–

	Dec. 3, 2007	Dec. 2, 2012	28.3900	180,000		180,000	–		61,200	–

	Dec. 8, 2008	Dec. 7, 2013	19.3600	180,000		180,000	376,200		–	–

	Jan. 2, 2009	Jan. 1, 2014	21.4500	295,000		295,000	–		–	–

Total				1,367,000		1,367,000	4,852,210		720,400	4,476,010

Murphy	Dec. 7, 2004	Dec. 6, 2009	12.7175	160,000		52,800	461,076		52,800	461,076

	Dec. 6, 2005	Dec. 5, 2010	27.2850	100,000		100,000	–		100,000	–

	Dec. 4, 2006	Dec. 3, 2011	31.6000	130,000		130,000	–		87,100	–

	Dec. 3, 2007	Dec. 2, 2012	28.3900	165,000		165,000	–		56,100	–

	Dec. 8, 2008	Dec. 7, 2013	19.3600	170,000		170,000	355,300		–	–

Total				725,000		617,800	816,376		296,000	461,076

Thomas	Dec. 7, 2004	Dec. 6, 2009	12.7175	160,000		160,000	1,397,200		160,000	1,397,200

	Dec. 6, 2005	Dec. 5, 2010	27.2850	100,000		100,000	–		100,000	–

	Dec. 4, 2006	Dec. 3, 2011	31.6000	130,000		130,000	–		87,100	–

	Dec. 3, 2007	Dec. 2, 2012	28.3900	165,000		165,000	–		56,100	–

	Dec. 8, 2008	Dec. 7, 2013	19.3600	170,000		170,000	355,300		–	–

Total				725,000		725,000	1,752,500		403,200	1,397,200

Nieuwenburg	Dec. 7, 2004	Dec. 6, 2009	12.7175	120,000		120,000	1,047,900		120,000	1,047,900

	Dec. 6, 2005	Dec. 5, 2010	27.2850	80,000		80,000	–		80,000	–

	Dec. 4, 2006	Dec. 3, 2011	31.6000	100,000		100,000	–		67,000	–

	Dec. 3, 2007	Dec. 2, 2012	28.3900	100,000		100,000	–		34,000	–

	Dec. 8, 2008	Dec. 7, 2013	19.3600	100,000		100,000	209,000		–	_

Total				500,000		500,000	1,256,900		301,000	1,047,900

Notes:

1	Excludes grants that have been fully exercised.
2

The number and value of unvested TOPs can be determined by subtracting the vested TOPs from the vested and unvested TOPs. The value of unvested TOPs can be confirmed on page 68 in the Change of Control Table.

3	Nexen common shares are issued for TOPs on a one-for-one basis.
4

The difference between the market value of Nexen common shares on the TSX on December 31, 2008 of $21.45 per share and the grant price of TOPs, times the number of TOPs. Where the grant price exceeds the market price of $21.45 per share, the value shown is zero.

5	On January 2, 2009, Mr. Romanow was granted an additional 295,000 TOPs with an exercise price of $21.45 per share upon his appointment as President and CEO.

62	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

EQUITY OWNERSHIP AND CHANGES IN 2008

According to our share ownership guidelines, Mr. Fischer was required to hold three times his annual salary. Mr. Romanow was required to hold two times his annual salary, and the other executives are required to hold one times their annual salary.

	December 31, 2007				December 31, 2008			Net Change		Equity at Risk

										Value	[3]	Multiple
Name	Shares		TOPs	[1]	Shares	TOPs	[1]	Shares	TOPs [2]	($)		of Salary	[4]

Fischer	183,426	[5]	2,215,000		602,417	2,132,500		418,991	(82,500)	25,738,845		19

Romanow	80,938		785,480		186,635	720,400		105,697	(65,080)	8,479,331		14

Murphy	125,226		164,000		135,016	296,000		9,790	132,000	3,357,169		6

Thomas	16,297	[5]	399,200		21,622	403,200		5,325	4,000	1,860,992		3

Nieuwenburg	65,795		265,600		77,016	301,000		11,221	35,400	2,699,893		6

Total	471,682		3,829,280		1,022,706	3,853,100		551,024	23,820	42,136,230

Notes:

1	Represents total TOPs granted, vested and unexercised.
2	Reflects the number of TOPs that vested, minus the number exercised or exchanged during 2008.
3	Equity at risk is the market value of common shares and vested TOPs using the closing price of Nexen shares on the TSX on December 31, 2008 of $21.45 per share.
4	Reflects the equity at risk, divided by the executive’s 2008 salary amount shown on page 58.
5	Includes accumulations under the dividend reinvestment plan of 10 common shares for Mr. Fischer and 70 common shares for Mr. Thomas, which were not previously reported.

TRADING IN COMPANY SECURITIES

We have a trading policy designed to prevent insider trading and a program to remind directors, executives and employees that they may have confidential information from time to time.

The trading in company securities policy is available at www.nexeninc.com. Under the policy, personnel may not take any derivative or speculative positions in Nexen securities. Our main objectives are to: i) prevent insider trading; ii) protect all personnel and Nexen from allegations of insider trading; and, iii) fulfill our obligations to stock exchanges, regulators and investors. In supporting these objectives we:

•     impose a company-wide seven-day blackout on trading in Nexen securities, from five full business days before the public release of quarterly or annual results to one full business day following the public release of information;

•     provide reminders of the regular blackouts at least 30 days before and the day they commence, giving the exact blackout dates;

•     manage limited blackouts near quarterly and annual releases and during times when it is uncertain whether an emerging issue may become material;

•     require all personnel to call our trading line to confirm that they do not have inside information before transacting in Nexen securities. In practice, directors and executive officers get verbal confirmation that it is an appropriate time for them to trade before initiating a transaction; and

•     provide education sessions on our policy and procedures.

PRE-ARRANGED TRADING PROGRAMS

Nexen recognizes the limited opportunity our executives have to exercise TOPs due to blackouts and advisories on trading. Sometimes, vested TOPs approach expiry and yet our executives are subject to a trading restriction. To avoid losing this value, executives may participate in a pre-arranged trading program. Participating executives provide irrevocable instructions to automatically exchange their vested TOPs for cash on a day prior to the TOPs expiry date that does not fall within one of our four regularly scheduled blackouts. The executives may enter into a pre-arranged trading program only when no trading restrictions are in effect. They may also choose to exercise their vested TOPs, whether or not subject to a pre-arranged trading program, any time prior to expiry when there are no trading restrictions on them.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	63

Pre-Arranged Trading Programs in Effect 1

Name	Date Granted	Expiry Date	Exercise Date	Grant Price ($)	Granted (#)	Remaining TOPs to be Exercised (#)
Fischer	Dec. 14, 1999	Dec. 13, 2009	Dec. 11, 2009	6.8125	280,000	280,000
	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	600,000	600,000
Total					880,000	880,000
Romanow	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	228,000	228,000
Murphy	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	160,000	52,800
Thomas	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	160,000	160,000
Nieuwenburg	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	120,000	120,000

Note:

1  Excludes grants that have been fully exercised.

PENSION PLAN BENEFITS

All named executives are members of Nexen’s registered defined benefit pension plan and executive benefit plan and accrue a pension benefit at a 2% accrual rate. With this option, they must contribute 5% of pensionable earnings up to the maximum allowed under the Canadian Income Tax Act. See page 47 for details.

Pension Value Earned and Benefit Obligation Changes in 2008

Our reported values use actuarial assumptions and methods that are the same as those used to calculate pension obligations and the related annual expense disclosed in our consolidated financial statements. As the assumptions reflect our best estimate of future events, our reported values may not be directly comparable to similar pension liability values disclosed by other companies.

The board must approve additional past service credits or accelerated service credits. No accelerated service credits were authorized in 2008. The notes to the table below show additional past service credits authorized by the board for the executives who participate in the Canadian defined benefit pension plan and the executive benefit plan.

No benefit payments were made to executives in the last fiscal year.

Defined Benefit Plan Table

	Years of Credited		Annual Benefits Payable				Accrued Obligation at	Compensatory		Non- Compensatory	Change in Obligation since	Accrued Obligation at
Name	Service		At Year End	[1]	At Age 65	[2]	Jan. 1, 2008	Change	[3]	Change [4]	Dec. 31, 2007	Dec. 31, 2008
Fischer	24.58	[5]	904,792		1,168,001		12,660,000	938,800		(1,273,800)	(335,000)	12,325,000
Romanow	21.50	[5,6]	368,527		572,458		4,722,000	317,800		(692,800)	(375,000)	4,347,000
Murphy	22.67		299,475		411,434		4,041,000	285,800		(390,800)	(105,000)	3,936,000
Thomas	28.50	[5]	364,081		496,656		5,110,000	265,800		(535,800)	(270,000)	4,840,000
Nieuwenburg	4.00	[7]	104,155		260,298		1,226,000	141,800		(225,800)	(84,000)	1,142,000
Total			2,041,030		2,908,847		27,759,000	1,950,000		(3,119,000)	(1,169,000)	26,590,000

Notes:

1  All information is as of December 31, 2008. Represents the sum of the benefits accrued under the defined benefit and executive benefit pension plans.

2  Represents a value based on projected years of credited service at a 2% accrual rate to age 65 and actual pensionable earnings used to calculate the benefit amount in the previous column.

3  Includes the 2008 current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions. Disclosure of the valuation method and significant assumptions used are found in the pension and other post-retirement benefits note 14 in our consolidated financial statements.

4  Reflects the impact of interest on prior year’s obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.

5  Ten years of additional past service credits were granted to each of Messrs. Fischer, Romanow and Thomas by the board in 2001. This was a competitive practice to recognize that they were at a certain level in their career in 2001 when they were appointed to new positions.

6  Mr. Romanow joined the defined benefit pension plan after 7.25 years in the defined contribution pension plan. A pension benefit, which is reflective of base salary, will be based on his 21.50 years of defined benefit pension plan service. A pension benefit, which is reflective of pensionable bonus, will also be based on 28.75 years of service, which includes the 7.25 years of defined contribution service.

7  Mr. Nieuwenburg joined the defined benefit pension plan after 23.58 years in the defined contribution pension plan. A pension benefit, which is reflective of base salary, will be based on his 4 years of defined benefit pension plan service. A pension benefit, which is reflective of pensionable bonus, will also be based on 27.58 years of service, which includes the 23.58 years of defined contribution service.

64	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

The information in the following table is a supplement to the previous table. The final average earnings reported for each named executive are used in the respective calculations and are based on the:

•  average base salary for the 36 highest-paid consecutive months during the ten years up to December 31, 2008; plus

•  annual cash incentive payments at the lesser of the target bonus or actual bonus paid, averaged over the final three years of participation up to December 31, 2008.

	Years of Credited Service				Accrued Annual Pension Benefit [1]		Estimated Annual Pension Benefit at Age 60 [2]
Name	Up to Dec. 31, 2004	From Jan. 1, 2005	Total	Final Average Earnings	Under the Defined Benefit Pension Plan	Under the Executive Benefit Plan	Under the Defined Benefit Pension Plan	Under the Executive Benefit Plan
Fischer	20.58	4.00	24.58	2,113,250	34,028	870,765	38,704	918,730
Romanow	17.50	4.00	21.50	881,567	26,833	341,694	44,407	440,652
Murphy	18.67	4.00	22.67	762,361	52,889	246,586	61,315	274,641
Thomas	24.50	4.00	28.50	742,000	43,167	320,915	55,000	367,835
Nieuwenburg	–	4.00	4.00	525,182	9,333	94,822	34,426	174,112

Notes:

1  All information is as of December 31, 2008.

2  Represents a value based on projected years of credited service at a 2% accrual rate at age 60 and actual pensionable earnings used to calculate the accrued annual pension benefit values in the previous column. Age 60 is the earliest age an individual can receive unreduced retirement benefits.

Defined Contribution Plan Table

The following table represents the value of accumulated pension assets within the registered defined contribution pension plan. Under the terms of this plan, all benefits have been funded. The individuals were entitled to benefits under this registered plan prior to being appointed to executive positions at Nexen. The individuals have no entitlements under any supplemental defined contribution pension plan arrangement and there is no above-market or preferential earnings provisions.

The two individuals are active participants of the defined benefit pension plan and have not contributed to or received any company-provided benefits under the terms of this plan for more than four years as indicated in the notes below.

Name	Accumulated Value at Jan. 1, 2008	Compensatory	Non-Compensatory	Accumulated Value at Dec. 31, 2008
Romanow [1]	437,608	–	(105,967)	331,641
Nieuwenburg [2]	542,061	–	(131,260)	410,801

Notes:

1  Mr. Romanow joined the defined benefit pension plan in 1997 after 7.25 years in the defined contribution pension plan.

2  Mr. Nieuwenburg joined the defined benefit pension plan in 2005 after 23.58 years in the defined contribution pension plan.

Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR	65

ALL OTHER COMPENSATION

The total value of perquisites provided to any executive was less than $50,000 and less than 10% of the executive’s annual salary in 2008. Certain perquisites shown below are at the maximum reimbursable amount available to executives. This maximum is often higher than what the executive actually claimed in the year. These perquisites are not available to the broader employee population.

	Perquisites				Other Compensation
Name	Car Allowance	Other Perquisites	[1]	Total	Life Insurance Premiums	[2]	Savings Plan Contributions	Amounts Paid by Canexus	[3]	Total	Total All Other Compensation
Fischer	31,200	10,500		41,700	1,620		80,925	—		82,545	124,245
Romanow	19,200	7,100		26,300	642		36,075	55,999		92,716	119,016
Murphy	19,200	7,100		26,300	1,433		32,775	—		34,208	60,508
Thomas	19,200	7,100		26,300	1,338		32,550	—		33,888	60,188
Nieuwenburg	19,200	7,100		26,300	1,380		24,990	—		26,370	52,670

Notes:

1  Represents a maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring. For the CEO, this also includes a maximum reimbursement amount for a golf club membership.

2  The life insurance premiums provided to the executive are made available to all employees.

3  Includes fees for serving as a director of Canexus of $34,000, deferred trust units of Canexus valued at $15,600 and distributions on his trust units of $6,399.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Nexen does not enter into employment service contracts. Depending on the conditions of termination, we treat executives and employees fairly as follows:

Event	Action
Resignation	• All salary and benefit programs cease
• Annual incentive bonus is not paid
• TOPs must be exercised within 90 days
• Pension paid as a commuted value or deferred benefit
Retirement	• Salary and benefit coverages cease except for a $5,000 life insurance policy
• Monthly benefit to cover the cost of provincial health care premium continues in certain jurisdictions
• Annual incentive bonus paid on a pro-rata basis
• TOPs must be exercised within 18 months
• Pension paid as a monthly benefit
Death	• All salary and benefit programs cease except for a one-year benefit coverage for surviving dependants and payout of any applicable insurance benefits
• Annual incentive bonus paid on a pro-rata basis
• TOPs must be exercised within 18 months
• Pension paid as a commuted value or deferred benefit
Termination without cause	• All salary and benefit programs cease
• TOPs must be exercised within 90 days
• Pension paid as a commuted value or deferred benefit
• Severance provided on an individual basis reflecting service, age and salary level
Termination for cause	• All salary and benefit programs cease
• Annual incentive bonus is not paid
• TOPs must be exercised on termination
• Pension paid as a commuted value or deferred benefit

66	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

Payments on Resignation

The following table discloses the lump sum value of pension benefits accrued under the defined benefit pension plan and executive benefit plan for our named executives had they resigned effective December 31, 2008. If they are over the age of 55 and have at least 10 years of Nexen service, they are deemed to have retired and a lump sum benefit option is not available. Also included in this table is the value of vested TOPs at December 31, 2008.

Name	Termination Scenario	Pension	Value of Vested TOPs 1, [2]	Total
Fischer [3]	Retirement	–	12,817,000	12,817,000
Romanow	Resignation	4,524,000	4,476,010	9,000,010
Murphy [4]	Deemed retirement	–	461,076	461,076
Thomas [5]	Deemed retirement	–	1,397,200	1,397,200
Nieuwenburg	Resignation	1,072,000	1,047,900	2,119,900

Notes:

1  Does not include unvested TOPs which will vest according to the TOPs plan over 18 months for deemed retirement or over 90 days for resignation.

2  The difference between the market value of a Nexen common share at year end of $21.45 and the grant price of TOPs, times the number of vested TOPs.

3  With Mr. Fischer’s retirement on December 31, 2008, he began to receive a monthly pension benefit of $75,501.

4  Mr. Murphy would be eligible to receive a monthly pension benefit of $22,544 payable effective January 1, 2009. The option to receive a lump sum pension benefit would not be available.

5  Mr. Thomas would be eligible to receive a monthly pension benefit of $25,486 payable effective January 1, 2009. The option to receive a lump sum pension benefit would not be available.

The nature of our time-vested TOPs ensures that retiring executives maintain a significant equity interest for at least 12 months (last vesting period) after departure. Charlie Fischer maintains an equity interest that exceeds three times his annual salary.

Change of Control Agreements

Nexen has entered into change of control agreements with Messrs. Fischer, Romanow, Murphy, Thomas, Nieuwenburg and other key executives. The agreements were effective October 1999, amended in December 2000, amended and restated in December 2001 and amended and restated in September 2008. We recognize that these executives are critical to Nexen’s ongoing business. Therefore, it is vital we work to retain the executives, protect them from employment interruption caused by a change of control and treat them in a fair and equitable manner. Consistent with industry standards for executives in similar circumstances, there are no restrictions on future employment or non-compete clauses in the agreements. Each year, the Compensation Committee reviews the estimated payments upon a change of control including the termination value of pension benefits due under the defined benefit pension plan and executive benefit plan.

Mr. Fischer’s change of control agreement terminated on December 31, 2008 when he retired. Mr. Romanow’s change of control agreement was amended in January 2009 when he was appointed President and CEO. In the event of a change of control and subsequent termination of employment, Mr. Romanow would be deemed to retire and his pension would commence upon the later of the completion of the severance period outlined below and the attainment of age 55, without any applicable early retirement reduction.

Under these agreements, a change of control includes any acquisition of common shares or other securities that carries the right to cast more than 35% of the common share votes. Generally, it is any event that results in a person or group exercising effective control of Nexen.

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If the named executives terminate following a change of control, they are entitled to salary, target bonus and other compensatory benefits for the severance period specified below.

	Severance Period in Months on Change of Control
Name	If Terminated	Upon Resignation	[1]
Fischer [2]	36	36
Romanow	36	30
Murphy	30	–
Thomas	30	–
Nieuwenburg	24	–

Notes:

1  Within 12 months after change of control and only if the CEO or CFO has remained an employee.

2  Mr. Fischer retired on December 31, 2008 and no longer has these entitlements.

The next table outlines the estimated incremental payments named executives would be entitled to had a change of control and a subsequent termination of employment occurred on December 31, 2008. Under the agreement, bonuses would be paid at target for the full severance period. A benefits uplift, equal to 13% of base salary, would be provided in lieu of medical, dental and life insurance coverage. In addition, the agreement provides a payment for other employee benefits and perquisites, including car allowance and savings plan contributions during the severance period, and an allowance for financial counselling, security monitoring and career transition services.

Named executives would also be entitled to an incremental pension benefit relating to their salary, service and annual incentive targets over the severance period. The pension value reported below discloses the resulting lump sum payout determined according to the named executive’s employment arrangement. These additional pension benefits do not include any termination benefits that would be payable under the registered defined benefit pension plan and executive benefit plan if a termination or retirement occurred that was not triggered by a change of control.

Estimated Incremental Payment on Change of Control 1

	Severance Period		Bonus Target	Benefits	Other Employee	Additional Lump Sum Value of		Accelerated		Total Incremental
Name	(# of months)	Base Salary	Value	Uplift	Benefits	Pension	[2]	TOPs Value	[3]	Obligation
Fischer	36	4,095,000	3,276,000	532,350	377,200	10,269,000		836,000		19,385,550
Romanow	36	1,830,000	1,098,000	237,900	205,300	4,716,000		376,200		8,463,400
Murphy	30	1,387,500	832,500	180,375	169,150	3,780,000		355,300		6,704,825
Thomas	30	1,375,000	825,000	178,750	168,400	4,462,000		355,300		7,364,450
Nieuwenburg	24	844,000	379,800	109,720	126,940	1,690,000		209,000		3,359,460
Total		9,531,500	6,411,300	1,239,095	1,046,990	24,917,000		2,131,800		45,277,685

Notes:

1  Assumes a triggering event occurred at December 31, 2008.

2  Does not include regular termination pension values which are reported in Payments on Resignation on page 67. Benefits payable under the registered defined benefit pension plan are funded from the pension trust and payable monthly if the executive is 55 or older.

3  Value of TOPs that automatically vest on a change of control, based on the number of TOPs with accelerated vesting, times the closing price of Nexen common shares on the TSX on December 31, 2008 of $21.45 per share, less the exercise price. The incremental value is in addition to the value of vested TOPs in the Payments on Resignation table on page 67.

The contents and sending of this circular have been approved by the board.

(signed) “Eric B. Miller”

Vice President, General Counsel and Secretary

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SPECIAL REPORT AND SCHEDULES

MARCH 2, 2009

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LINKING VISION, STRATEGY, GOVERNANCE
AND SUSTAINABILITY

Our Vision

Our vision is to be the pre-eminent global independent energy producer based in North America. In order to do this, we must grow our business in a profitable and sustainable manner by engaging resourceful people, capitalizing on superior assets and innovation, and operating in a socially responsible manner. With tight credit markets and weaker investor confidence, many are choosing the least risky investments. Good governance is the foundation for stewardship of the resources with which we are entrusted. Good governance and transparency are key to garnering investor confidence. We believe people will have the confidence to invest in Nexen if they know and understand our vision, our strategies and the values upon which we act to achieve that vision.

Our Strategy

Until recently, credit markets were attractive, commodity prices were at all-time highs, and many companies, including Nexen, were enjoying record returns. This led to unprecedented optimism. The oil and gas industry was reinvesting cash flow in new projects and scrambling to obtain the necessary skills to bring these projects to fruition. However, when credit markets and commodity prices collapsed, our entire industry had to adapt. Many companies now find themselves in a liquidity crunch and are suspending or cancelling projects, particularly those involved in the oil sands. Has Nexen been affected by this unprecedented collapse? Of course, but we planned ahead, carried plenty of financial capacity, and our strategy is proving sound.

Our strategy is to build a sustainable energy company focused on three areas: oil sands, select conventional exploration and exploitation, and unconventional gas. We recognize that choosing the right asset mix can lead to sustainable growth only if we have the correct combination of sustainable business practices that support our long-term value creation. We also recognize that a sound strategy is not something that works only in good times or in bad times—it must be universal. We believe that our asset mix is a critical component to our strategy as it not only diversifies risk but, perhaps more importantly, reflects our capacity to assess and seize a broader set of opportunities.

Our Assets

In unconventional oil resource plays, we continue to believe that our commitment to the oil sands is well reasoned. It is the second largest hydrocarbon resource in the world and is right in our backyard. We have leading-edge technology that not only produces a superior product, but positions us well to efficiently participate in future carbon capture and storage initiatives.

In conventional exploration and exploitation, we have chosen to concentrate in areas of the world with which we are familiar: the North Sea, deep-water Gulf of Mexico and offshore West Africa. These are areas in which we’ve had success, where infrastructure exists, where we have significant acreage and where great potential remains.

In these areas, our commitment to sustainable business practices has shown that we can operate safely, responsibly and with success in some of the most challenging environments on the planet.

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As conventional gas resources in North America decline, it is inevitable that we must turn to more unconventional resources, such as shale gas and coal bed methane (CBM). Our strategy of accumulating large shale gas land positions in the Horn River area of northeast BC and CBM land positions in Central Alberta is proving to be sound.

We also recognize that the energy mix is changing and renewable energy resources will play an increasingly important role in meeting future energy demand. We have invested in wind farm projects and are investigating other renewable sources, such as geothermal.

Nexen is a company that has lived through tough economic times and volatile commodity price cycles before. We have learned that diversity, when handled strategically, is a strength. Responsible governance means working for long-term value creation—not short-term swings in profit. Our board and management are committed to long-term value creation.

Governance and Sustainable Business Practices

A broader vision of sustainable business practices includes our approach to governance and has always been a part of how we do business. Sound governance practices results in better decision-making through defining responsibilities and accountabilities, ensuring transparent independently-verified disclosure, and by encouraging open and honest internal and external communication. Our governance practices are certainly top tier and we’ve enjoyed significant external recognition. Please refer to the Governance Committee Report on page 33. Similarly, our health, safety, environment and social responsibility practices demonstrate best practices and have also garnered external recognition. Please refer to the HSE & SR Report on page 36. We actively participate in forums and solicit dialogue with our stakeholders on many fronts—from our Governance Roadshow, to community meetings with neighbours of our operations, to third-party verifiers of our Sustainability Report. Our reputation is built on developing and retaining meaningful relationships with our stakeholders, and we will continue this approach regardless of the economic environment. We also know that to succeed, our efforts in these areas must continuously improve.

At Nexen, we view sustainability as an enterprise-wide approach that focuses on long-term value creation for stakeholders and, in particular, our shareowners. Our commitment to good governance and sustainable business practices is key to how we do business at Nexen. We believe our approach to long-term value creation, which focuses on ethics and integrity, safe operations, respect for the environment and stakeholder input, is crucial to our success. Doing this responsibly is our commitment.

The Future

So what does the future hold for our industry and Nexen? We can’t say precisely. However, we do know that our strategy to date has proven successful and we fully expect to emerge from the current economic situation stronger than ever. We believe that good governance is a journey, not an end point. And when it is combined with sound strategy, superior long-term value creation results. We look forward to sharing that journey with you.

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100% COMPLIANCE

Nexen’s governance practices comply with the governance rules of the Canadian Securities Administrators and those of the SEC and New York Stock Exchange. The first table sets out our compliance with National Instrument 58-101—Disclosure of Corporate Governance Practices and the second sets out our compliance with the governance rules of the NYSE.

SCHEDULE A
FORM 58-101F1 — CORPORATE
GOVERNANCE DISCLOSURE

Board of Directors

Independent directors

See page 20 for the 12 board members who are independent under our categorical standards.

Directors who are not independent

See page 20 for the two board members who aren’t independent and why. Our categorical standards, attached as Schedule C, require analysis of the nature and significance of relationships between the directors and Nexen to determine independence.

Majority of independent directors

Ten of the 12 nominees (83%) proposed by management for election to the board are independent under our categorical standards. To assist the board with its determination, all directors annually complete a detailed questionnaire about their business and charitable relationships and shareholdings. Nexen reviews all information provided and applies the tests set out in the categorical standards to make initial determinations of independence. The findings are presented to outside legal counsel for confirmation. Finally, management’s recommendations and outside legal counsel’s views are presented to the board to pass a resolution on director independence.

Other directorships

See page 18 for directorships Nexen board members hold with other public entities.

Meetings without management or non-independent directors

The non-executive directors of the board and the board committees meet without management at every regularly scheduled meeting and whenever they see fit. Although Mr. Flanagan is technically not independent, the board feels his independence is not compromised and he is included in the meetings without management. Board committees meet with external consultants and internal personnel, without management, when they see fit. See page 21 for the number of sessions without management held in 2008 and from January 1 to March 2, 2009.

Following sessions without management, the chair advises the Secretary of any issues to be brought forward or included in the minutes.

Board chair independence

Mr. Saville, the Board Chair, is independent under our categorical standards. The Board Chair provides independent, effective leadership to the board in the governance of Nexen. He also sets the tone for the board and its members to foster ethical and responsible decision-making, appropriate oversight of management and first-tier corporate governance practices.

The Board Chair position description addresses governance; sustainable business practices; leadership; board and shareholder meetings; board and management relationships; and director recruitment, retention, evaluation, orientation and education.

Director attendance

See page 21 for director attendance for all board meetings in 2008 and from January 1 to March 2, 2009.

Board Mandate

The board mandate is included in Schedule D.

Position Descriptions

Board and committee chair position descriptions

The position descriptions for the Board Chair and each individual committee chair address board and committee governance; sustainable business practices; leadership; ethics; board, committee and shareowner meetings; board, committee and management relationships; committee reporting; director recruitment and retention; evaluations; orientation and education; and, advisors and resources.

CEO position description

The CEO position description addresses leadership, community, sustainable business practices, ethics and integrity, governance, disclosure, strategic planning, business management, risk management, organizational effectiveness, succession, and CEO performance.

Orientation and Continuing Education

Orientation

Under its mandate, the Governance Committee is responsible for developing and implementing the orientation for all board members. Nexen’s orientation program for new directors includes:

•  information on the role of the board and each of its committees;

•  company and industry information; and

•  the contribution individual directors are expected to make.

New directors attend a one-day session of management presentations, including specific information on Nexen’s: operations; reserves; strategic plan; risk and risk management; governance; health, safety, environment and social responsibility; human resources; and, integrity and corporate values. All directors have a standing invitation to attend committee meetings, and new directors are requested to attend one full set of committee meetings to understand each committee’s oversight responsibilities and that of the board overall.

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Continuing education

•     Under its mandate, the Governance Committee is responsible for developing and implementing ongoing director education.

•     Directors are surveyed annually, in conjunction with the performance evaluation, to determine areas that would assist in maximizing effectiveness. This information is the basis for developing annual continuing education.

•       Presentations are made to the board at all regularly scheduled meetings to keep them informed of changes within Nexen and in regulatory and industry requirements and standards. The presentation subjects are determined in part from education requested or recommended by directors.

•       Specific information on risks, commodity pricing, supply and demand and the current business and commercial environment is regularly provided.

•    Site visits to various operating facilities are arranged for directors. In October 2008, the board visited the Long Lake Project near Fort McMurray, Alberta.

•    Nexen pays for director education and membership in the Institute of Corporate Directors (ICD). All directors are members of ICD.

•    See page 26 for a list of continuing education that directors received in 2008.

Ethical Business Conduct

Ethics policy

•    Our board-adopted ethics policy is described on page 5 and is available at www.nexeninc.com or by request to the Governance Office as set out on page 5.

•    Each year, officers and employees are required to acknowledge their compliance with our ethics policy and participate in online training.

•    The board, through the Audit Committee, receives a report on the annual statement of compliance process, regular reports on compliance with the ethics policy and integrity programs, and information on any concerns reported.

•    The board has never granted a waiver of the ethics policy for a director or executive officer. Accordingly, no material change report has been required.

•    At year end, 93% of our workforce had completed Nexen’s integrity workshop, and at January 31, 2009, 99% of employees and designated contractors had completed the 2008 annual statement of compliance.

•    In 2008, there were 54 integrity incidents reported and investigated, 91% of which have been resolved, and 10 integrity inquiries made to the Integrity Resource Centre.

Material interests

The directors and officers are required to complete an annual statement of compliance under Nexen’s ethics policy, which also includes compliance with our conflict of interest policy. This ensures directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. The board ensures that a director who has a material interest in a transaction or agreement doesn’t participate in discussions if competitive information is being presented or vote on that matter at board meetings. A report of executive officers’ material interests is presented to the board.

Culture of ethical business conduct

•    The board mandate, applicable to all directors, addresses corporate social responsibility, ethics and integrity.

•    The board promotes a culture of ethical business conduct through its support of the integrity program. The program is a core ingredient in our sustainability model. It provides employees with resources to integrate ethical business conduct into everyday decisions. Twelve of 14 board members have participated in an integrity workshop, which is mandatory training for all Nexen employees. The two non-executive directors recently appointed to the board are scheduled to participate in an integrity workshop in 2009.

•    The Audit Committee mandate also speaks to ethics, the ethics policy and its compliance programs. The Committee receives a compliance report at each regularly scheduled meeting.

•    Our integrity helpline is an important part of the program. It is a secure reporting system for employees, customers, suppliers, partners and other external stakeholders to raise concerns on a confidential basis. All concerns raised via the helpline are reported to the Audit Committee.

Nomination of Directors

Identification of new candidates for board nomination

See the Governance Committee report on page 33 for this information.

Independent nominating committee

All seven members of the Governance Committee are independent under our categorical standards.

Nominating committee mandate

The Governance Committee mandate addresses governance leadership; ethics policy; governance documents and disclosure; board and committee evaluations; director nominations; share ownership policies; director orientation and education; meetings and reporting requirements; and, advisors and resources. See page 33 for the Committee report.

Compensation Committee

Director and officer compensation

The Compensation Committee is tasked with recommending compensation for Nexen’s directors and officers. CEO compensation is reviewed by the Committee and recommended to the independent directors for approval.

Independence

All seven Compensation Committee members are independent under our categorical standards.

Mandate

The Compensation Committee mandate addresses compensation and human resources leadership; CEO goals, objectives and performance; director, Board Chair, CEO and overall compensation programs; succession and development; meetings and reporting requirements; committee governance; and advisors and resources. See page 31 for the Committee report.

Outside compensation consultant

See page 32 for disclosure about the Compensation Committee’s outside compensation consultant.

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Other Board Committees

There are three additional standing board committees whose mandates address committee meetings, reporting, governance, advisors and resources.

•    The Finance Committee mandate speaks to the financial leadership,  management and risk management, and transactions. Its report is on page 35.

•    The HSE & SR Committee mandate covers health, safety, environment and corporate social responsibility, leadership, performance, compliance and risk management. Its report is on page 36.

•    The Reserves Committee mandate addresses reserves leadership and reserves evaluation. Its report is on page 38.

Board Assessments

The Governance Committee leads an annual evaluation of the performance of the board, all board committees, the Board Chair, Committee Chairs and individual directors. The evaluation carried out in 2008 showed that all individuals and groups were effectively fulfilling their responsibilities.

•    Four separate tools covering self, peer and 360° reviews are used to evaluate each of the performance areas: overall board, individual committees, board chair, individual committee chairs, self and peer.

•    Each director completes a detailed questionnaire that explores his or her views on the six performance areas and solicits feedback on the major areas of risk and crisis management, corporate governance, director recruitment, strategic planning, CEO performance and compensation, executive succession and diversity.

•    The confidential responses are tabulated and analyzed by our independent third-party consultant, Dr. Richard Leblanc. He provides an executive summary to the Governance Committee Chair and the Board Chair, together with a tabulation of the quantitative scores and all qualitative commentary, without individual directors being identified.

•    A confidential management questionnaire and interviews with the Board Chair provide a comprehensive 360 review of the board, its committees and chairs.

•     The Board Chair updates the Governance Committee Chair on any additional items that he may wish to explore in his interviews with the directors.

•    The Governance Committee Chair invites each director to have a formal confidential interview including, as appropriate, matters highlighted by Dr. Leblanc or resulting from the management questionnaires and interviews. The Board Chair invites the Governance Committee Chair to have a similar confidential interview.

•   Directors may request an interview with the Governance Committee Chair at any time.

•    A full report on the evaluation is presented by the Board Chair and the Governance Committee Chair to the Governance Committee and the board at the February meetings.

•    The Governance Committee and the board consider whether any changes to the composition of the board, its committees or chairs are appropriate in light of the results of the evaluation.

Management is advised of any processes which need improvement and any other recommendations from the Governance Committee and the board. Areas in which education has been requested or recommended are also provided to management, who prepares an annual program.

SCHEDULE A
NYSE CORPORATE GOVERNANCE
RULES COMPLIANCE

Independent Directors

Ten of the 12 nominees (83%) proposed by management for election to the board are independent.

Independence Tests

On February 11, 2009, the board affirmatively determined the independence of 12 of its current 14 members under our categorical standards. Two of the independent members are not standing for re-election at the 2009 AGM. The categorical standards meet or exceed all requirements of the NYSE rules, including that the independent directors have no material relationships with Nexen.

Executive Sessions

Pursuant to the board mandate, non-management directors meet in executive sessions, without management, at every regularly scheduled board meeting (five times a year) and any other time they decide is necessary.

Nominating and Corporate Governance Committee

Independence

All seven Governance Committee directors are independent.

Mandate

•    The Governance Committee’s mandate addresses each of the NYSE requirements.

•    The Committee participates in the annual board performance evaluation.

•    See page 33 for a report on the activities of the Committee.

Compensation Committee

Independence

All seven Compensation Committee directors are independent.

Mandate

•    The Compensation Committee’s mandate addresses each of the NYSE requirements.

•    The independent directors of the board, on the recommendation of the Committee, determine the CEO’s compensation level based on an evaluation of performance in light of compensation market conditions and approved corporate goals and objectives.

•    See page 31 for the Committee report, which is also included in our Form 10-K.

Performance evaluation

The Committee participates in the annual board performance evaluation.

Audit Committee

Requirements of Rule 10A-3 under the Exchange Act

Our categorical standards are consistent with the requirements of Rule 10A-3 of the Exchange Act, and all members of the Audit Committee are independent under that standard.

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Audit Committee Additional Requirements

Members and financial expertise

•    All six members of the Audit Committee are financially literate pursuant to the definition adopted by the board on February 14, 2008: “having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Such understanding to have been acquired by:

(i)     education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions, in respect of one or more entities of similar complexity to Nexen;

(ii)    experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions, in respect of one or more entities of similar complexity to Nexen;

(iii)   experience overseeing or assessing performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,

(iv)    other relevant experience.”

•    Three members have been designated by the board as audit committee financial experts under final rules issued by the SEC pursuant to the requirements of Sarbanes-Oxley.

Independence under SEC regulations and NYSE Section 303A.02

Our categorical standards are consistent with the requirements of Regulation S-K under the Securities Act of 1933 and section 303A.02 of the NYSE Corporate Governance Standards, and all members of the Audit Committee are independent under that standard.

Report

•   See page 29 for the Audit Committee report, which is also included in our 10-K.

Performance evaluation

The Committee participates in the annual board performance evaluation.

Mandate

•  The Audit Committee’s mandate addresses each of the SEC and NYSE requirements.

•  The Committee holds separate closed sessions (without management) with each of the internal auditor and IRCAs at every regularly scheduled meeting.

Internal audit function

Nexen has an internal audit function. The internal auditor reports to and has a closed session (without management) with the Committee at each of its regularly scheduled meetings.

Shareholder Approval of Equity Compensation Plans

•  Shareowners approved Nexen’s stock option plan and revisions to it, including changing it to a TOPs plan.

•  Nexen has two DSU programs for non-executive directors. For these, we follow the TSX rules which, unlike the NYSE rules, exempt plans from shareowner approval where the common shares issued under the plan are purchased on the open market rather than being newly-issued shares.

Corporate Governance Guidelines

Our corporate governance policy is attached as Schedule B.

Code of Business Conduct and Ethics

Our ethics policy is described on page 5 and is available at
www.nexeninc.com.

Foreign Private Issuer Disclosure

Nexen is a foreign private issuer in the US. However, except as noted under “Shareholder Approval of Equity Compensation Plans” above, our corporate governance practices do not differ in any significant way from those followed by domestic US companies under NYSE listing standards.

Certification of Requirements

CEO certification

On February 24, 2009, the CEO certified to the NYSE that he was not aware of any violation by Nexen of NYSE corporate governance listing standards as disclosed in our Form 10-K filed with the SEC.

CEO notification of non-compliance

There have been no incidences of material non-compliance with any applicable provisions of section 303A of the NYSE listing standards.

Written affirmations

Nexen provided a foreign private issuer annual written affirmation to the NYSE on February 24, 2009.

Public Reprimand Letter

No reprimand letter has been issued to Nexen by the NYSE.

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SCHEDULE B

CORPORATE GOVERNANCE POLICY

Policy Number

A103

Original Approval Date

September 18, 1996

Revised and Approved

November 1, 2000, July 17, 2003, February 10, 2003, October 13, 2005, December 5, 2006 and December 4, 2007.

Last Approved

December 9, 2008

Prepared by

Chief Legal Officer

Approved by

President and CEO; Governance Committee; Board

Policy

Nexen is committed to transparency and responsible corporate governance practices. The corporate governance policy is a framework for the way in which corporate governance is carried out within Nexen. We believe that these practices benefit all of our stakeholders and must be maintained as an essential part of our operations. Nexen will review this policy annually to ensure that it includes the most current governance standards and best-in-class practices.

The Board

Duties and Responsibilities

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs and to grow value responsibly, in a profitable and sustainable manner.

The board annually reviews and confirms or updates its mandate which sets out the duties and responsibilities of the board. The board mandate will be publicly disclosed.

Independence from Management

The board meets without management at every regularly scheduled meeting and as the board deems necessary, at non-regularly scheduled meetings.

Size of Board and Selection Process

As required by Nexen’s articles, the board consists of between 3 and 15 directors at all times. Directors are elected by the shareholders each year at the AGM. The board may from time to time appoint additional directors between AGMs, who will serve until the next AGM.

All candidates for election or appointment to the board will initially be reviewed and recommended by the Governance Committee. The Committee maintains an evergreen list of potential board directors. The list is comprised of people who the Committee feels would be appropriate to be asked to join the board if or when they are available to do so and who complement the current skills matrix and fit within the independence requirements of the board and its committees. From time to time, the Committee engages a search firm to identify new candidates for recommendation to the board.

Directors

Duties and Responsibilities

Each individual director of Nexen will contribute actively and collectively to the effective governance of Nexen. The board annually reviews and confirms or updates the individual director mandate which sets out the duties and responsibilities of individual directors. The individual director mandate will be publicly disclosed.

Independence

The board annually reviews and confirms or updates the categorical standards. The categorical standards set out the requirements for determining independence of directors and members of the Audit Committee. The categorical standards will be publicly disclosed.

The board annually, and when circumstances require, reviews and makes a determination on the independence of each director in light of the categorical standards and applicable law. The independence determinations will be disclosed publicly.

Nexen will maintain an independent board at all times, with at least two-thirds of the members determined to be independent.

Attendance

Directors will strive for perfect attendance at all board and board committee meetings and are expected to attend at least 75% of all board and applicable board committee meetings, combined. Nexen will publicly disclose the director attendance record annually. The Governance Committee will review the circumstances that prevented any director from achieving the minimum attendance level and report its findings to the board.

Material Change in Status

The board has determined that the Governance Committee will assess the appropriateness of continued board service when any director has a material change in status that could compromise his or her ability to act as a director of Nexen. Any director who has a material change in employment or health status is required to immediately notify the Chair of the Committee. The Committee will advise the board and provide recommendations on the director’s continued service to Nexen. It is not intended that a director who has a material change in employment or health status be required to leave the board, but the Committee has the responsibility to assess the continued appropriateness of board membership under the relevant circumstances.

Orientation

Nexen has established and maintains an in-depth orientation program for new directors which includes: information on the role of the board and each of its committees; company and industry information; and, the contribution individual directors are expected to make. Each new director receives a binder with up-to-date information on Nexen’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new director will attend an orientation session detailing the values and strategy of Nexen and reviewing its operations, internal structure and processes. As well, regardless of which committees a new director is on or will be appointed to, each new director will be invited to attend a full set of committee meetings.

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Continuing Education

Presentations are made regularly to the board and committees to educate and keep them informed of changes within Nexen and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all directors from time to time. Trips to various operating sites are also arranged for directors. The Governance Committee reviews information on available external educational opportunities and ensures directors are aware of the opportunities. Nexen pays tuition and expenses for directors to attend relevant external education sessions. Nexen will and does pay for membership dues for each of the directors in an appropriate organization that provides relevant publications and educational opportunities.

Performance Evaluation

Every director participates in the annual performance evaluation review. The review consists of a questionnaire, interview process and a 360° review by members of management, also by way of questionnaire and interviews. The responses to the questionnaire, which explores the performance of the board as a whole, all board committees, and the performance and skills of individual directors, including self-evaluation are submitted to an independent, third-party for analysis. A report is provided to the Chair of the Governance Committee who then holds one-on-one interviews with the directors, including discussing peer performance. Management’s responses to its questionnaire are reviewed by the Board Chair who holds one-on-one interviews with the various members of management surveyed. The results of the questionnaires and the interviews are presented to the Board Chair and the whole Governance Committee. The Governance Committee then reports to the board and recommends any changes or further actions to address issues that were identified.

Compensation

Nexen reviews the compensation of directors, the Board Chair andthe committee chairs regularly. The Compensation Committee makes recommendations to the board with respect to compensation of directors, the Board Chair and committee chairs. All compensation paid to directors will be publicly disclosed.

Performance-Based Compensation

Directors who are not officers of Nexen are not eligible to receive stock options. They do receive alternate performance-based compensation, currently deferred stock units. All performance-based compensation granted to directors will be publicly disclosed.

Retirement

Directors 75 years of age will not be eligible to stand for election at the next AGM. Directors who turn 75 during their term are eligible to finish out that term.

Term Limit

Nexen has not set a limit on the number of annual terms for which its directors may stand for re-election. While term limits ensure fresh viewpoints on the board, they also cause a company to lose the valuable contributions of those directors who best understand the business of the company and the challenges it faces. In order to ensure board renewal in the absence of term limits, annual performance evaluations are conducted and Nexen has strict a retirement age policy.

Board Committees

Independence from Management

Board committees meet without management at each regularly scheduled meeting.

A director who is an officer of Nexen will not be a member of any board committee.

Committees

Nexen is required to have an audit committee, a compensation committee, a nominating/corporate governance committee and a reserves committee. The board has also authorized a Finance Committee and a HSE & SR Committee. The board may also authorize other committees, as it feels are appropriate for Nexen.

The Audit Committee assists the board in overseeing (i) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and the independent auditor; and, (vi) implementation and effectiveness of the ethics policy and the compliance programs under the ethics policy.

The Compensation Committee assists the board in overseeing (i) key compensation and human resources policies; (ii) Chief Executive Officer and executive management compensation; and, (iii) executive management succession and development.

The Governance Committee assists the board in overseeing (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance practices appropriate for Nexen.

The Finance Committee assists the Audit Committee and the board in overseeing (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

The HSE & SR Committee assists the board in overseeing due diligence in the development and implementation of systems for the management of health, safety, environment and social responsibility.

The Reserves Committee assists the Audit Committee and the board in overseeing the annual review of Nexen’s petroleum, natural gas and Syncrude reserves and disclosure of reserves data and related oil, gas and mining activities.

Mandates

Each current board committee has developed a mandate, setting out its duties and responsibilities, which has been approved by the board. All board committee mandates are reviewed annually by the Governance Committee and the relevant board committee. Any changes to board committee mandates will be approved by the board. All board committee mandates will be publicly disclosed.

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Member Independence

All members of the Audit Committee, Compensation Committee and the Governance Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The categorical standards set out additional independence requirements for members of the Audit Committee. A majority of the members of the Finance Committee, the Reserves Committee and the HSE & SR Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The board annually reviews and makes a determination on the independence of each of the members of the committees in light of the categorical standards. Independence of all committee members will be publicly disclosed.

Audit Committee Financial Experts

All members of the Audit Committee will be financially literate. “Financial literacy” is defined by the board and the definition will be publicly disclosed. At least one member of the Audit Committee will be an audit committee financial expert under applicable law. The board annually reviews and makes a determination on audit committee financial experts. Those members of the Audit Committee who are determined to be audit committee financial experts will be publicly disclosed.

Reporting

The board receives reports from the board committees following each board committee meeting. The board committees also report to other board committees from time to time, as required.

Board, Board Committees and Individual Directors

Advisors

The board and all board committees will have the authority to engage independent advisors, at Nexen’s expense, to assist them in carrying out their responsibilities. Individual directors may engage independent advisors at Nexen’s expense in appropriate circumstances and with the approval of the Governance Committee.

Chairs

Duties and Responsibilities of the Chairs

The board has adopted and maintains and annually reviews and updates or confirms the position descriptions for the Board Chair and the committee chairs which set out the duties and responsibilities of the chairs. The position descriptions for the board and committee chairs will be publicly disclosed.

Term Guidelines for Chairs

The board has determined that the Board Chair and committee chairs will serve for a term of no more than five years, unless circumstances exist that make continuity of leadership desirable at the time. Accordingly, on February 10, 2005, the board adopted term guidelines of five years for service as the Board Chair or a committee chair, subject to review by the Governance Committee in each case.

Officers

Duties and Responsibilities of the Chief Executive Officer (CEO)

The board has adopted and regularly reviews and updates or confirms the CEO position description which sets out the duties and responsibilities of the CEO. The CEO position description will be publicly disclosed.

The board also reviews and approves annual objectives for the CEO. The independent directors, with recommendations from the Compensation Committee, annually approve CEO compensation in light of the achievement of the annual objectives and performance measurement indicators and considering Nexen’s performance and relative shareholder returns, the value of similar incentive awards to CEOs at comparable companies and the awards given to Nexen’s past CEOs.

Duties and Responsibilities of Other Officers

The board has adopted and regularly reviews and updates or confirms position descriptions which set out the duties and responsibilities for each of the CFO and the Secretary. The CFO and Secretary position descriptions will be publicly disclosed.

Succession Planning

The Compensation Committee reviews and reports to the board annually on the succession plan for Nexen’s CEO and senior management.

Directors and Officers

Share Ownership

The board regularly reviews its guidelines for share ownership of directors and officers. The guidelines will be publicly disclosed.

Loans

Nexen will not make any loans to its directors or officers.

Policies

Ethics Policy

The Governance Committee, the Audit Committee and the board annually review and update or confirm the ethics policy applicable to all directors, officers and employees. The board, through the Audit Committee, receives regular reports on compliance with the ethics policy. The ethics policy will be publicly disclosed on Nexen’s website. Any waivers of or changes to the ethics policy require board approval and will be appropriately disclosed.

The ethics policy contains provisions for the submission of complaints by employees and others with respect to financial reporting, internal accounting and audit matters. The ethics policy includes protection from retaliation for employees who submit complaints in good faith.

Nexen has developed and regularly reviews and updates all related policies set out in the ethics policy.

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Trading in Company Securities Policy

To prevent insider trading, Nexen has developed and regularly reviews and updates the procedures under its trading in company securities policy applicable to all directors, officers and employees.

External Communications Policy

Nexen has developed and annually reviews and updates or confirms its external communications policy. The external communications policy will be publicly disclosed on Nexen’s website.

Disclosure

Compensation Consultant/Advisor

If a compensation consultant or advisor has been retained to assist in determining compensation for any of the directors or officers, Nexen will disclose: the identity of the consultant or advisor; the mandate for which they were retained; and the nature of any other work the consultants or advisor was retained by Nexen to perform.

Annual Governance Reporting

Nexen will annually publicly disclose its governance practices in compliance with relevant Canadian and US laws or rules.

Ongoing Governance Disclosure

Nexen will publicly disclose its corporate governance policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; its ethics policy; and, the external communications policy, as referred to in this corporate governance policy.

Nexen will publicly disclose any waivers of any of the provisions of or any changes to any one of its corporate governance policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; its ethics policy; and, the external communications policy, as referred to in this corporate governance policy.

Access to Disclosures

Documents and information referred to in this policy as being publicly disclosed may be accessed through the Governance section of Nexen’s website (www.nexeninc.com). As required by law, certain information is included in Nexen’s annual proxy circular or its Form 10-K filing.

SCHEDULE C

CATEGORICAL STANDARDS

FOR DIRECTOR INDEPENDENCE

General Information

The independence of all directors of Nexen will be reviewed at least annually by the board in light of the specific requirements set out below and these categorical standards are the basis for the independence determinations that will be made public in Nexen’s proxy circular (or in the absence of a proxy circular in Nexen’s Form 10-K), prior to directors standing for election or re-election to the board. Directors who meet the specific requirements of these categorical standards will be considered independent.

At least two-thirds of Nexen’s directors will be independent, pursuant to these categorical standards, at all times.

Directors who do not meet these standards for independence also make valuable contributions to the board and to Nexen by reason of their knowledge and experience.

These categorical standards meet or exceed the requirements set out in US SEC rules and regulations, Sarbanes-Oxley, the NYSE rules, National Policy 58-201—Corporate Governance Guidelines, National Instrument 52-110—Audit Committees and the applicable provisions of National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities, as may be in force at the time. These categorical standards may be amended from time to time by the board and will be amended when necessary to comply with regulatory requirements. The current categorical standards will be disclosed annually.

Definitions

An “Affiliate” of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

“Immediate Family Member” includes a person’s spouse, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees who are employees of the person or the person’s Immediate Family Member) who shares the person’s home.

“Officer” means a chair, vice chair, chief executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) of an entity, and any other officer or person who performs a policy-making function for such an entity. Officers of subsidiaries or parents of an entity will be deemed to be officers of the entity if they perform policy-making functions for the entity. Where these categorical standards refer to a particular corporate characteristic, the reference should be read to also include any equivalent characteristic of a non-corporate entity.

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Independence of Directors

(a)       To be considered independent, the board must affirmatively determine that a director does not have any direct or indirect material relationship with Nexen. A material relationship is a relationship which could, in the view of Nexen’s board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(b)      In addition, a director will not be independent if:

(i)        the director is, or has been within the last three years, an employee or officer of Nexen, or an Immediate Family Member is, or has been within the last three years, an officer of Nexen[1] other than a chair or vice chair of the board of directors or any committee of the board who acts or acted as such on a part-time basis;

(ii)             the director or an Immediate Family Member received during any twelve-month period within the last three years more than the lesser of Cdn$75,000 or US$120,000 in direct compensation from Nexen, other than: (A) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or, (B) compensation received for prior service as an interim chief executive officer;

(iii)          (A) the director or an Immediate Family Member is a current partner of a firm that is Nexen’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Nexen’s audit within that time.

(iv)           the director or an Immediate Family Member is, or has been within the last three years, employed as an officer of another entity where any of Nexen’s present officers at the same time serves or served on that company’s compensation committee (or its equivalent); or

(v)              the director is a current employee or an Immediate Family Member is a current officer of another company that has made payments to, or received payments from, Nexen for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1,000,000 or 2% of such other company’s consolidated gross revenues.

(c) Contributions to tax exempt organizations shall not be considered “payments” under section (b)(v) above, provided however that Nexen shall disclose in its proxy circular (or its Form 10-K if there is no proxy circular), any such contributions made by Nexen to any tax exempt organization in which any independent director of Nexen serves as an officer, director or trustee if, within the preceding three years, contributions in any single fiscal year from Nexen to the organization exceeded the greater of US$1,000,000 or 2% of the organization’s consolidated gross revenues or, excluding Nexen’s automatic matching of employee charitable contributions, exceeded 10% of Nexen’s annual charitable contributions.

Loans to Directors

Nexen will not make or arrange any personal loans or extensions of credit to directors.

Committee Members

All members of the Audit Committee, the Compensation Committee and the Governance Committee shall be independent pursuant to these categorical standards. A majority of the members of the Reserves Committee shall be independent pursuant to these categorical standards. Members of Nexen’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

Audit Committee Members

In addition to satisfying the specific requirements set out above, directors who are members of Nexen’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

•  the Audit Committee member is an Affiliate of Nexen or any subsidiary of Nexen, apart from his or her capacity as a member of the board or of any other committee of the board;

•  the Audit Committee member is both a director and an employee or is an officer, general partner or managing member of an Affiliate of Nexen[2];

•  the Audit Committee member or his or her spouse, minor child or step-child, or child or step-child sharing a home with the Audit Committee member accepts any consulting, advisory or other compensatory fee from Nexen or any subsidiary of Nexen, apart from in his or her capacity as a member of the board or of any other committee of the board, and other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

•  the Audit Committee member is a partner, member, managing director, officer or person occupying a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a firm which provides consulting, legal, accounting, investment banking or financial advisory services to Nexen or any subsidiary of Nexen for fees, regardless of whether the Audit Committee member personally provided the services for which the fees are paid.

Notes:

1  While a facts-based analysis is required to determine whether a director is an Affiliate, a person who is a director or employee, but not also an officer, general partner, or managing member, of a shareholder owning 10% or more of any class of voting securities of Nexen is independent for both board and Audit Committee purposes, absent any other indications of a material relationship with Nexen.

2  In this section the term “Nexen” includes any parent or subsidiary in a consolidated group with Nexen.

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SCHEDULE D

BOARD MANDATE

The board of Nexen has the oversight responsibility and specific duties described below. In addition, individual directors have the responsibility and specific duties set out in the individual director mandate and any other mandate or position description that applies to them.

Composition

The board will be comprised of between three and 15 directors, as determined by the board. At least two-thirds of the board members will be independent under the categorical standards adopted by the board and applicable law.

All board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences and competencies will ensure that the board will carry out its duties and responsibilities in the most effective manner.

Except as set out in the by-laws, board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly appointed or elected.

Responsibility

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs to grow value responsibly, in a profitable and sustainable manner.

Specific Duties

The board will:

Leadership

1.          Provide leadership and vision to supervise the management of Nexen in the best interests of its shareholders.

2.   Provide leadership in setting the mission, vision, principles, values, strategic plan and annual operating plan of Nexen, in conjunction with the CEO.

CEO

3.          Select, appoint, evaluate and, if necessary, terminate the CEO.

4.   Receive recommendations on appropriate or required CEO competencies and skills from the Compensation Committee.

5.   Approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against those objectives.

Succession and Compensation

6.   Implement a succession plan, including appointing, training and monitoring the performance of senior management.

7.   With the advice of the Compensation Committee, approve the compensation of senior management and approve appropriate compensation programs for Nexen’s employees.

Sustainable Business Practices: Social Responsibility; Ethics and Integrity; Health, Safety and Environment

8.          Provide leadership to Nexen in support of its commitment to sustainable business practices.

9.   Foster ethical and responsible decision making by management.

10. Set the ethical tone for Nexen and its management.

11. Take all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfy itself that the CEO and management create a culture of sustainable business practices throughout the organization.

12. At the recommendation of the Governance Committee and the Audit Committee, approve Nexen’s ethics policy.

13.    Monitor compliance with Nexen’s ethics policy. Decline or grant and provide for appropriate disclosure of any waivers of the ethics policy for officers and directors.

14.    With the Audit Committee and the Board Chair, respond to potential conflict of interest situations.

Governance

15.    With the Governance Committee, develop Nexen’s approach to corporate governance, including adopting a corporate governance policy that sets out the principles and guidelines applicable to Nexen.

16.    Once or more annually, as the Governance Committee decides, receive for consideration that Committee’s evaluation and any recommended changes, together with the evaluation and any further recommended changes of another board committee, if relevant, to each of the following:

(i)                Corporate Governance policy;

(ii)             categorical standards;

(iii)          board mandate;

(iv)           individual director mandate (which will set out the expectations and responsibilities of directors);

(v)              Board Chair position description;

(vi)           Audit Committee mandate;

(vii)        Audit Committee Chair position description;

(viii)     Compensation Committee mandate;

(ix)           Compensation Committee Chair position description;

(x)              Governance Committee mandate;

(xi)           Governance Committee Chair position description;

(xii)        Finance Committee mandate;

(xiii)     Finance Committee Chair position description;

(xiv)      Health, Safety, Environment and Social Responsibility Committee mandate;

(xv)         Health, Safety, Environment and Social Responsibility Committee Chair position description;

(xvi)      Reserves Review Committee mandate;

(xvii)   Reserves Review Committee Chair position description;

(xviii)    CEO position description;

(xix)      CFO position description; and

(xx)         Secretary position description.

17.    With the Governance Committee, take all reasonable steps to satisfy itself that Nexen’s governance practices and policies are appropriately disclosed.

18.  At the recommendation of the Governance Committee, annually determine those individual Directors proposed to be nominated for election at the next annual general meeting of shareholders.

19.  At the recommendation of the Governance Committee, annually determine those individual Directors to be designated as independent under the categorical standards and take all reasonable steps to satisfy itself that appropriate disclosures are made.

20. At the recommendation of the Governance Committee, annually determine those individual Directors to be designated as audit committee financial experts under applicable law and take all reasonable steps to satisfy itself that appropriate disclosures are made.

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21. At the recommendation of the Governance Committee, approve any changes to Nexen’s policies on attendance and material change in employment or health in status of individual Directors.

22. At the recommendation of the Governance Committee, review the circumstances of any Director’s material change in employment or health status and determine the appropriate action to be taken.

23. At the recommendation of the Governance Committee, review and determine whether it is appropriate to accept any Director resignation submitted as a result of a failure to receive a majority vote at the AGM according to Nexen’s By-laws.

24.    Review the report of the Governance Committee on the circumstances that prevented a Director from achieving the minimum attendance level and determine the appropriate action to be taken.

Communications, Disclosure and Compliance

25.    Adopt an external communications policy for Nexen which addresses disclosure matters.

26. At least annually review the external communications policy and consider any recommended changes.

27.    Establish policies and procedures which provide for Nexen’s compliance with applicable law, including timely disclosure of relevant corporate information and regulatory reporting.

28.    Adopt measures for receiving feedback from stakeholders and provide for appropriate disclosure of the measures as may be required by law or regulation.

Board Chair

29.    Annually appoint an independent director as the Board Chair.

Committees

30.   Appoint an Audit Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of the ethics policy and the compliance programs under the ethics policy.

31.   Appoint a Compensation Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) CEO and executive management compensation; and, (iii) executive management succession and development.

32.   Appoint a Governance Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance;(ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance practices appropriate for Nexen.

33.    In the board’s discretion, appoint a Finance Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

34.    Appoint a Reserves Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to the annual review of Nexen’s petroleum, natural gas and Syncrude reserves, and disclosure of reserves data and related oil and gas and mining activities.

35. In the board’s discretion, appoint an HSE & SR Committee comprised of a majority of independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the “leading edge” in the ongoing institution of best-in-class practices.

36.    In the board’s discretion, appoint any other board committees that the board decides are needed and delegate to those board committees any appropriate powers of the board.

37. In the board’s discretion, annually appoint the chair of each board committee.

Delegations and Approval Authorities

38.    Annually delegate approval authorities to the CEO and review and revise them as appropriate.

39.    Consider and, in the board’s discretion, approve financial commitments in excess of delegated approval authorities.

40.    Review and, at the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and Form 10-K prior to filing them or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

41.    In the board’s discretion, annually delegate to the Audit Committee the authority to approve or recommend to the board for consideration the quarterly results, financial statements, MD&A, Form 10-Q and all earnings news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

42. Consider and, in the board’s discretion, approve any matters recommended by the board committees.

43. Consider and, in the board’s discretion, approve any matters proposed by management.

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Strategy

44.    Approve the development of strategic direction.

45. Adopt a strategic planning process and, at least annually, approve a strategic plan for Nexen to maximize shareholder value consistent with sustainable business practices that takes into account, among other things, the opportunities and risks of Nexen’s business.

46.    Monitor Nexen’s performance in light of the approved strategic plan.

Annual Operating Plan

47. At least annually, approve an annual operating plan for Nexen, the financing of which has been recommended by the Finance Committee, including business plans, operational requirements, organizational structure, staffing and budgets that support the strategic plan.

48.    Monitor Nexen’s performance in light of the approved annual operating plan.

Risk Management

49. Ensure policies and procedures are in place to: identify Nexen’s principal business risks and opportunities; address what risks are acceptable to Nexen; and, ensure that appropriate systems are in place to manage the risks.

50. Ensure policies and procedures designed to maintain the integrity of Nexen’s disclosure controls and procedures are in place.

51. Ensure policies and procedures designed to maintain the integrity of Nexen’s internal control over financial reporting are in place.

52. Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.

Orientation/Education

53. With the Governance Committee, oversee the development and implementation of the director orientation program.

54. With the Governance Committee, oversee the development and implementation of the ongoing director education program.

Board Performance

55.    Oversee the process of the Governance Committee’s annual evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

56. Participate in an annual evaluation of board performance by the Governance Committee.

57. Receive and consider a report and recommendations from the Governance Committee on the results of the annual evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

Board Meetings

58.    Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

59.    Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

60.    Regularly meet in separate, independent and non-management in camera sessions via meetings of the fully independent committees.

61.    Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.

Advisors/Resources

62.    Retain, oversee, compensate and terminate independent advisors who assist the board in its activities.

63.    Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the board to carry out its duties.

Other

64.    To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this mandate is delegated to the Secretary, who will report any amendments to the Governance Committee at its next meeting.

65. Once or more annually, as the Governance Committee decides, this mandate will be fully evaluated and updates recommended to the board for consideration.

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SCHEDULE E

SUMMARY OF TOPS PLAN

The following additional disclosure is provided with respect to the TOPs plan pursuant to the TSX rules. A copy of the TOPs plan is available on request from our Governance Office and is available at www.nexeninc.com.

Unless the board otherwise decides, TOPs can be exercised for shares or  surrendered for a cash payment. The cash payment will be equal to the excess, over the exercise price, of the closing price of Nexen’s common shares on the TSX or NYSE, as applicable, on the day of surrender of the TOPs or, if there is no trading of the shares on the TSX or NYSE that day,  the last business day before the date of surrender of the TOPs.

Amendments in 2008	Nexen does not have the right under the TOPs plan to transform a TOPs into a stock appreciation right involving an issuance of securities from treasury.
No amendments were adopted in 2008.	TOPs terminate and may not be exercised or surrendered in the following circumstances:
Other Plan Information
	Reason for Termination	Exercisable Until

The TOPs plan is our only security-based compensation arrangement for the   purposes of the disclosure requirements of the TSX. The TOPs plan provides  an opportunity for employees to have a stake in Nexen’s future and have  their interests aligned with the interests of shareowners. Any officer or employee of Nexen or any of its subsidiaries is eligible to participate in the TOPs plan. Non-executive directors do not participate in the TOPs plan.

The maximum number of common shares which may be reserved for  issuance to insiders under the TOPs plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to insiders  under any other share compensation arrangement.

The maximum number of TOPs which may be issued to insiders of Nexen under the TOPs plan within a one-year period is 10% of the common shares  outstanding (on a non-diluted basis) at the time of issuance. The maximum  number of TOPs which may be issued to any optionee under the TOPs plan will not exceed 5% of the issued and outstanding common shares (on a non-diluted basis) at the date of grant.

The board may determine at the time of grant of TOPs the exercise price for the TOPs provided that, if no specific determination is made, the exercise  price will be the closing price of the shares on the TSX or NYSE, as  applicable, on the last business day before the date of the grant of the TOPs  (exercise price) or other price determined by a mechanism approved by the board and satisfactory to the TSX and NYSE. The exercise price may not be below the market price of the shares. As well, the exercise price of existing TOPs may not be reduced except for automatic adjustments arising from changes in Nexen’s share capital (share consolidations, share splits, etc.) or in accordance with the rules of the TSX and subject to any shareowner approval requirements imposed by the TSX.

	Retirement	The earliest of scheduled expiry and 18 months from termination of active employment
	Death	The earliest of scheduled expiry and 18 months from death
	Termination for just cause	Termination of active employment
	Termination for any reason other than death, retirement or termination for cause	The earliest of scheduled expiry and 90 days from termination of active employment

The following are also terms of the TOPs plan:
	•	TOPs are non-transferable and non-assignable other than to the estate of a TOPs holder by operation of law.
•

The board may amend, suspend or discontinue the TOPs plan at any time provided that no amendment may increase the maximum number of common shares reserved for issue as options under the TOPs plan, change how the exercise price is determined or, without the consent of the holder of the TOPs, alter or impair any TOPs previously granted. No amendment, suspension or discontinuance of the TOPs plan may contravene the requirements of the TSX or other relevant regulatory body.

	•	Nexen (or any affiliated entity) may not provide financial assistance to participants to purchase shares under the TOPs plan.
	•	The maximum exercise and surrender periods are five years from the date of grant.
	•	The TOPs plan is subject to shareowner approval, which was given on May 4, 2004. There are no entitlements under the TOPs plan that have been granted but are subject to ratification by shareowners.

Securities Authorized for Issuance under Equity Compensation Plans as of December 31, 2008

Plan Category	Number of Securities to be Issued on Exercise of Outstanding TOPs	Weighted-Average Exercise Price of Outstanding TOPs	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans

Equity compensation plans approved by shareowners	24,622,290	$22	27,429,292

Equity compensation plans not approved by shareowners	–	–	–

Total	24,622,290	$22	27,429,292

84	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

GLOSSARY OF TERMS

AGM—annual general meeting of shareowners

AOP—annual operating plan

Articles—Nexen’s restated articles of incorporation, dated May 20, 2005, and our articles of amendment dated April 26, 2007

Audit Committee—Audit and Conduct Review Committee

Beneficial shareowner—a shareowner that holds shares in the name of a nominee. That is, the share certificate was deposited with a bank, trust company, securities broker, trustee or other, also called a non-registered shareowner.

Board—board of directors

Categorical standards—Nexen’s categorical standards for director independence

CEO—chief executive officer

CFO—chief financial officer

CIBC Mellon—the transfer agent, CIBC Mellon Trust Company

Circular—this management proxy circular, dated March 2, 2009

Compensation Committee—Compensation and Human Resources Committee

COO—chief operating officer

DSUs—deferred share units

EVP—executive vice president

Final average earnings—average base salary for the 36 highest-paid consecutive months during the ten years before retirement; plus annual cash incentive payments at the lesser of target bonus or actual bonus paid, averaged over the final three years of participation

Financial statements—Nexen’s 2008 audited consolidated financial statements

Governance Committee—Corporate Governance and Nominating Committee

HSE & SR Committee—Health, Safety, Environment and Social Responsibility Committee

ICD—Institute of Corporate Directors

IRCAs—independent registered chartered accountants

Laurel Hill—the proxy solicitation company, Laurel Hill Advisory Group

MD&A—management’s discussion and analysis

Mercer—the consultant to the Compensation Committee, Mercer (Canada) Limited

Named executives—our five named executive officers, including the CEO

Notice of Meeting—the notice of our shareowner meeting to be held on Tuesday, April 28, 2009

NYSE—New York Stock Exchange

Proved reserves—estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions

Registered shareowner—a shareowner that holds shares in their own name and has a share certificate

Reserves Committee—Reserves Review Committee

Sarbanes-Oxley—Sarbanes-Oxley Act of 2002

SEC—US Securities and Exchange Commission

STARs—stock appreciation rights

SVP—senior vice president

TOPs—tandem options

TSX—Toronto Stock Exchange

NEXEN INC. 2009 MANAGEMENT PROXY CIRCULAR	85

CORPORATE INFORMATION

HEAD OFFICE

801 – 7th Avenue SW

Calgary, Alberta Canada T2P 3P7

Telephone 403.699.4000

Fax 403.699.5800

www.nexeninc.com

COMMUNICATING WITH THE BOARD

board@nexeninc.com

INTEGRITY RESOURCE CENTRE

integrity@nexeninc.com

GOVERNANCE OFFICE

governance@nexeninc.com

STOCK SYMBOL— NXY

Toronto Stock Exchange

New York Stock Exchange

COMMON SHARE TRANSFER AGENT AND REGISTRARS

CIBC Mellon Trust Company

Calgary, Toronto, Montreal and Vancouver

BNY Mellon Shareowner Services

Jersey City, New Jersey

DIVIDEND REINVESTMENT PLAN

The offering circular (and for US residents,

a prospectus) and authorization form may

be obtained by contacting

CIBC Mellon Trust Company at 1.800.387.0825

or at www.cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

SUSTAINABILITY REPORT

Our sustainability report outlines our health, safety,

environment and social responsibility performance.

For more information, call Jeff Flood at 403.699.5469

GOVERNANCE DOCUMENTS

Nexen’s governance documents, as well as the statistical

supplement and other financial documents, are available

at www.nexeninc.com. Hard copies may be requested

by emailing governance@nexeninc.com. Governance

documents include:

•  Individual Director Mandate

•  Board Chair Position Description

•  Chief Executive Officer Position Description

•  Chief Financial Officer Position Description

•  Secretary Position Description

•  Audit Committee Mandate

•  Audit Committee Chair Position Description

•  Compensation Committee Mandate

•  Compensation Committee Chair Position Description

•  Governance Committee Mandate

•  Governance Committee Chair Position Description

•  Finance Committee Mandate

•  Finance Committee Chair Position Description

•  HSE & SR Committee Mandate

•  HSE & SR Committee Chair Position Description

•  Reserves Committee Mandate

•  Reserves Committee Chair Position Description

86	Nexen INC. 2009 MANAGEMENT PROXY CIRCULAR

nexen
801 – 7th Avenue SW, Calgary, Alberta, Canada T2P 3P7 T 403.699.4000 F 403.699.5800 www.nexeninc.com

PROXY

Solicited by the board and management of Nexen Inc. for use at the Annual General Meeting of Shareowners to be held in the Crystal Ballroom at The Fairmont Palliser Hotel, 133 – 9 Avenue SW, Calgary, Alberta, on Tuesday, April 28, 2009 at 10:00 am.

I appoint Mr. Francis M. Saville, Q.C., or, failing him, Richard M. Thomson, O.C., or, failing him, Marvin F. Romanow, or instead as my proxyholder, with power of substitution, to attend the Annual General Meeting of

Shareowners and any and all adjournments (meeting) and to vote the shares represented by this proxy on my behalf, as follows:

1.	To elect as a Director:

	Vote FOR all directors			☐

			For	Withhold			For	Withhold			For	Withhold

	1.	W.B. Berry	☐	☐	5.	K.J. Jenkins	☐	☐	9.	M.F. Romanow	☐	☐

	2.	R.G. Bertram	☐	☐	6.	A.A. McLellan	☐	☐	10.	F.M. Saville	☐	☐

	3.	D.G. Flanagan	☐	☐	7.	E.P. Newell	☐	☐	11.	J.M. Willson	☐	☐

	4.	S.B. Jackson	☐	☐	8.	T.C. O’Neill	☐	☐	12.	V.J. Zaleschuk	☐	☐

											For	Withhold

2.	To appoint Deloitte & Touche LLP as independent auditors for 2009.										☐	☐

3.	To consider and act on any other business that may properly come before the meeting.

On any ballot that may be called for, the shares will be voted or withheld from voting according to the choices marked above. If no choice is marked for an item, the shares will be voted FOR the election of directors and appointment of auditors.

My proxyholder may vote using his or her judgment on amendments to the matters set out above or other matters that properly come before the meeting. I ratify all actions my proxyholder takes under this proxy.

I have received the notice of meeting and management proxy circular (circular) dated March 2, 2009.

Dated this	day of	, 2009.
Shareowner’s signature

You may appoint someone (who doesn’t need to be a shareowner) other than the people set out above to attend and act on your behalf at the meeting by filling in the name of that person in the space provided above.

Please see other side for additional information and voting options

PROXY VOTING

Completing your proxy

This proxy must be signed by you or your attorney who has been authorized in writing. The signature should be exactly as the name appears on the label below. If this proxy is returned undated, it is deemed to bear the date on which it was mailed to you.

If the shareowner is a corporation, the corporate seal must be duly affixed. If shares are held jointly, any one of the joint owners may sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title.

Mailing your proxy

Send your completed proxy to CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1.

Time to submit your proxy

To be valid, this proxy must be received by CIBC Mellon Trust Company no later than 10:00 am (Mountain time) on April 24, 2009 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Changing your proxy

If you appoint a proxyholder and later wish to change your appointment, you may resubmit your proxy, prior to the cut-off time noted above. The latest proxy will be recognized as the only valid one.

Revoking your proxy

You may revoke this proxy by instrument in writing at any time before it is exercised as set out in the circular or in any other manner permitted by law.

TELEPHONE AND INTERNET VOTING

Time to submit your instructions

To be valid, your voting instructions by telephone or internet must be submitted no later than 10:00 am (Mountain time) on April 24, 2009 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Changing your instructions

If you submit your voting instructions and later wish to change them, you may resubmit your instructions, prior to the cut-off time noted above. The latest instructions will be recognized as the only valid ones.

Voting by touch-tone telephone:           1.866.271.1207 (English and French)

Call the number above and follow the voice prompts. You will need to enter  the 13-digit Control Number found on this form below, on the left-hand side.

Voting by internet:                      www.eproxyvoting.com/nexen

Access the above website and follow the instructions there. You will need to enter your 13-digit Control Number found on this form below, on the left-hand side.

Control Number

As a registered shareowner of Nexen Inc., you automatically receive our Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis). If you do not wish to receive our Annual Report next year or if you wish to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), please complete the information requested below, sign the card (to certify that you are the registered owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com.

PLEASE DO NOT SEND ME Nexen’s Annual Report	☐
PLEASE SEND ME Nexen’s Interim Reports	☐

NAME OF SHAREOWNER (PLEASE PRINT)

MAILING ADDRESS

CITY	PROVINCE/STATE

COUNTRY	POSTAL/ZIP CODE

SIGNATURE

As long as you remain a registered shareowner of Nexen Inc., you will receive this card each year and will be required to renew your request not to receive the Annual Report or your request to receive the Interim Reports.

PLACE SUFFICIENT POSTAGE HERE

Nexen Inc. c/o CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Canada

As a beneficial shareowner of Nexen Inc., you are entitled to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis) or both. In order to add your name to the list of shareowners to whom we mail our Reports, please complete the information requested below, sign the card (to certify that you are the beneficial owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company, or submit your request online at www.cibcmellon.com/financialstatements. The Company Code Number is 0832a. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com.

Please add my name to the mailing list for Nexen Inc. and send me Nexen’s Report(s) as indicated below:

Interim Reports only ☐	Annual Report only ☐	Both Interim and Annual Reports ☐

NAME OF SHAREOWNER (PLEASE PRINT)

MAILING ADDRESS		CITY

PROVINCE/STATE	COUNTRY	POSTAL/ZIP CODE

SIGNATURE

As long as you remain a beneficial shareowner of Nexen Inc., you will receive this card each year and will be required to renew your request to receive these reports. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or 416-643-5500 or online at www.cibcmellon ..com. NOTE: DO NOT RETURN THIS CARD BY MAIL IF YOU HAVE SUBMITTED YOUR REQUEST ONLINE.

PLACE SUFFICIENT POSTAGE HERE

Nexen Inc. c/o CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Canada